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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 20-F

____ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

**OR**

X **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended January 31, 2011**

**OR**

____ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**OR**

____ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**Date of event requiring this shell company report__________________**

**For the transition period from _________________ to ___________________**

Commission file number 001-28980

ROYAL STANDARD MINERALS INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

CANADA
(Jurisdiction of incorporation or organization)

3258 MOB NECK ROAD
HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Roland M. Larsen, Phone 804-580-8107, rolandlarsen@hughes.net, 3258 Mob Neck Road, Heathsville, VA, 22473
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

| Title of each class | Name of each exchange on which registered |
|---|---|
| | |

Securities registered or to be registered pursuant to Section 12(g) of the Act.

COMMON SHARES
(Title of Class)

(Title of Class)

SEC 1852 (05-06) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

---

(Title of Class)

---

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

<u>     83,853,825 Common Shares     </u>

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

_____Yes   __X___No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934.

__X__Yes   ____No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

_____Yes   __<u>X</u>__No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

_____Yes   _____No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check Below)

Large accelerated filer _____      Accelerated filer _____      Non-accelerated filer __<u>X</u>___

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP _____     International Financial Reporting Standards as Issued     Other ____<u>X</u>___
            By the International Accounting Standards Board _____

If "Other" has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.

___<u>X</u>___ Item 17      _____Item 18

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

_____Yes   __X___No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

_____Yes   _____No

# Index

# PART I

## Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable

## Item 2. Offer Statistics and Expected Timetable
Not Applicable

## Item 3. Key Information
### A. Selected financial data.

The table below presents selected statement of operations and balance sheet data for Royal Standard Minerals Inc. as at and for the fiscal years ended January 31, 2011, 2010, 2009, 2008, and 2007. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Company and its wholly-owned subsidiaries, Kentucky Standard Energy Company Inc., and Manhattan Mining Co., both United States Companies.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 21 of the Consolidated Financial Statements included with this report.

**Royal Standard Minerals Inc.**
**(An Exploration Stage Enterprise)**
**Consolidated Financial Statement Data**
**For the Years Ended January 31**
**(Expressed in US Currency)**

| | 2011 | 2010 | 2009 | 2008 (Restated[1]) | 2007 (Restated[1]) |
|---|---|---|---|---|---|
| **Statement of Operations** | | | | | |
| Revenue | $0 | $0 | $0 | $0 | $0 |
| Interest Income | $3,221 | $9,630 | $115,822 | $396,294 | $391,420 |
| Expenses | ($741,275) | ($1,412,913) | ($783,238) | ($2,270,313) | ($4,902,903) |
| Net loss for the year | ($9,423,108) | ($821,104) | ($872,981) | ($1,180,034) | ($4,511,483) |
| Deficit, beginning of year | ($16,669,265) | ($15,848,161) | ($14,975,180) | ($14,810,739) | ($9,760,289) |
| Deficit, end of year | ($26,092,373) | ($16,669,265) | ($15,848,161) | ($14,975,180) | ($14,135,735) |
| Loss per common share: | | | | | |
| Basic and diluted loss per share | ($0.11) | ($0.01) | ($0.01) | ($0.01) | ($0.07) |
| Weighted Average Shares Outstanding | 83,853,825 | 83,470,428 | 83,194,825 | 82,983,768 | 73,771,233 |

| Balance Sheet | January 31, 2011 | January 31, 2010 | January 31, 2009 | January 31, 2008 (Restated[1]) | January 31, 2007 (Restated[1]) |
|---|---|---|---|---|---|
| Current Assets | $215,315 | $830,816 | $1,947,791 | $8,006,287 | $10,438,324 |
| Exploration Properties | $12,009,423 | $19,799,686 | $19,007,396 | $13,895,392 | $8,547.743 |
| Equipment, net | $453,733 | $725,906 | $1,059,744 | $1,483,690 | $2,056,392 |
| Total Assets | $13,216,331 | $22,013,132 | $22,506,672 | $23,588,555 | $21,224,226 |
| Current Liabilities | $935,688 | $301,381 | $190,288 | $220,737 | $202,157 |
| Net Assets | $12,048,633 | $21,479,741 | $22,084,374 | $23,164,632 | $20,840,302 |

[1] During the preparation of the consolidated financial statements for the year ended January 31, 2009, it was determined that foreign exchange gains and losses should be recorded in the statement of operations as the Company uses the United States Dollar as its functional and reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature. The effect of this restatement as at January 31, 2008 and 2007 has been to decrease net loss by $1,180,034 and increase net loss by $381,030 respectively and a decrease in accumulated other comprehensive income by $1,180,034 and an increase in accumulated other comprehensive income by $381,030 respectively. There was no impact on total shareholders' equity as a result of the change. The effect of the change reduced net loss per share by $0.01 to $0.01 per share for the year ended January 31, 2008 and increased the net loss per share by $0.01 to $0.01 per share for the year ended January 31, 2007.

## *Currency Exchange Rates*

Except where otherwise indicated, all dollar figures in this annual report on Form 20-F, including the financial statements, refer to United States currency. The following table sets forth, for the periods indicated, certain exchange rates certified by the Federal Reserve Bank of New York for customs purposes as required by section 522 of the amended Tariff Act of 1930. These rates are also those required by the SEC for the integrated disclosure system for foreign private issuers. The information is based on data collected by the Federal Reserve Bank of New York from a sample of market participants. The data are noon buying rates in New York for cable transfers payable in foreign currencies and represent the number of Canadian dollars per one US dollar.

| | Year Ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2011[1] | 2010 | 2009 | 2008 | 2007 |
| High for the Period | 1.0020 | 1.0776 | 1.2995 | 1.2971 | 1.1852 |
| Low for the Period | 0.9486 | 0.9960 | 1.0289 | 0.9717 | 0.9168 |
| Average for the Period | 0.9765 | 1.0298 | 1.1412 | 1.0659 | 1.0734 |
| Rate at the end of the Period | 0.9688 | 1.0009 | 1.0461 | 1.2240 | 0.9881 |

[1] Based on the period beginning 1/1/11 and ending on 5/31/11.

## B. **Capitalization and indebtedness.**
Not Applicable

## C. **Reasons for the offer and use of proceeds.**
Not Applicable

## D. **Risk factors.**
The operations of Royal Standard involve a number of substantial risks and the securities of Royal Standard are highly speculative in nature. The following risk factors should be considered:

*Absence of Public Market*
Trading of the Common Shares of Royal Standard has been sporadic and very limited and no assurance can be given that an active trading market will develop or be sustained. Investment in Royal Standard is, therefore, not suitable for any investors who may have to liquidate their investments on a timely basis and should only be considered by investors who are able to make a long term investment in Royal Standard.

*Risk Inherent to Royal Standard's Proposed Mining Activities*
1.      Royal Standard is engaged in the business of acquiring and exploring mineral properties in the hope of locating an economic deposit or deposits of minerals. The property interests of the Company are in the exploration stage only and are without a known body of commercial ore. There can be no assurance that the Company will generate any revenues or be profitable or that the Company will be successful in locating an economic deposit of minerals.
2.      There are a number of uncertainties inherent in any exploration and development program, including the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, and the construction of mining and processing facilities. Substantial expenditures will be required to pursue such exploration and development activities. Assuming discovery of an economic ore body and depending on the type of mining operation involved, several years may elapse from the initial stages of development until commercial production is commenced. New mining operations frequently experience unexpected problems during the exploration and development stages and during the initial production phase. In addition, preliminary reserve estimates may prove inaccurate. Accordingly, there can be no assurance that the Company's current exploration and development programs will result in any commercial mining operations.
3.      The Company may become subject to liability for cave-ins and other hazards of mineral exploration against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse effect on the financial position of the Company.

*History of Losses*
At January 31, 2011, the Company had an accumulated deficit of U.S. $26,092,373 and a working capital deficiency of $720,373. There can be no assurance that the Company will ever achieve revenues from operations or that its operations will ever be profitable.

*Additional Capital*
The terms of the Company's rights to its properties require that the Company expend significant funds on exploratory and other pre-production activities. Should the Company fail to make these expenditures on a timely basis, it would forfeit its rights to the particular projects, including the sums expended through the dates of such forfeitures. The Company's present capital resources are not sufficient to fund these costs. There can be no assurance that the Company will be able to raise additional capital on acceptable terms or at all. In any event, any additional issuance of equity would be dilutive to the Company's current shareholders.

*No History of Operations*
The Company is an exploration stage enterprise with no history of prior operations and no earnings. There can be no assurance that the Company's operations will become profitable in the future. The success of the Company will be dependent on the expertise of its management, the quality of its properties, and its ability to raise the necessary capital to carry out its business plan.

If financing is unavailable for any reason, the Company will be unable to acquire and retain its mineral concessions and carry out its business plan.

*Regulatory and Economic Factors*
Any exploration operations carried on by the Company are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labor standards. In addition, the profitability of any mining prospect is affected by the market for minerals which is influenced by many factors including changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producers, the political environment and changes in international investment patterns.

*Competition*
There is significant competition for the acquisition of properties producing or capable of producing gold and precious minerals. The Company may be at a competitive disadvantage in acquiring additional mining properties since it must compete with other individuals and companies, many of which have greater financial resources and larger technical staffs than the Company. As a result of this competition, the Company may be unable to acquire attractive mining properties on terms it considers acceptable.

*Title to Properties*
The validity of unpatented mining claims on public lands, which constitute most of the property holdings is often uncertain and may be contested and subject to title defects.

*Conflict of Interest*
Certain directors and officers of the Company are also directors and officers of other natural resource and base metal exploration and development companies. As a result, conflicts may arise between the obligations of these directors to the Company and to such other companies.

*Dependence on Key Personnel*
The Company's success will be dependent upon the services of its President and Chief Executive Officer, Mr. Roland Larsen.

*Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales*
As of January 31, 2011, the Company had outstanding options to purchase an aggregate of 7,904,691 Common Shares. There were no warrants outstanding as of January 31, 2011. All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

*Dividends*
The Company does not anticipate paying dividends in the foreseeable future.

# Item 4.  Information on the Company

### A.  <u>History and development of the company.</u>

Royal Standard Minerals Inc. herein referred to as "Royal Standard" or the "Company", was incorporated pursuant to the laws of Canada by articles of incorporation dated December 10, 1986 under its former name, Ressources Minieres Platinor Inc. ("Ressources").  On April 30, 1996, Royal Standard shareholders approved the acquisition of all the issued and outstanding shares of Southeastern Resources, Inc. ("Southeastern") in a reverse take-over transaction.  Pursuant to this transaction, articles of amendment were filed effective May 14, 1996, pursuant to which the name of Royal Standard was changed to its current form of name and its shares issued and outstanding at that time were consolidated on a 7.5:1 basis.  On June 28, 1996, the Common Shares commenced trading on the Montreal Exchange.  On January 4, 2002 the Company was continued from the laws of Canada (Canada Business Corporations Act) to the laws of the Province of New Brunswick (New Brunswick Corporations Act).  On February 17, 2004 under the laws of the Province of New Brunswick the articles were amended to provide for an unlimited number of common shares and an unlimited number of special shares.  On July 23, 2007 the Company was continued from the laws of the Province of New Brunswick to the laws of Canada, Canadian Business Corporations Act (CBCA).  The Company currently trades on the United States Over-the-Counter Bulletin Board symbol RYSMF.

The registered office of Royal Standard is located at 360 Bay Street, Suite 500, Toronto, Ontario M5H, 2V6 and the principal office of Royal Standard is located at 3258 Mob Neck Road, Heathsville, Virginia 22473.  The Company also has an office at One Main Street, Manhattan, Nevada, 89022.

### B.  <u>Business overview.</u>

Royal Standard is a mineral exploration company engaged in locating, acquiring exploring and the development of gold and precious metal deposits in the state of Nevada and coal in the state of Kentucky.  The Company owns a 100% interest in eight (6) projects in three (3) gold-silver districts in Nevada.  These projects include the Goldwedge project in Nye County, Manhattan District project, the Pinon and Dark Star projects in Elko County, the Fondaway Canyon, Dixie-Comstock projects in Churchill County and the Campton project in Wolfe County, Kentucky.

**At the present time, the Company's activities are limited to exploratory searches for ore and energy minerals.  The Company has not generated any revenues from operations at this time.  The Company is evaluating the potential for economic extraction of known deposits of ore grade material on the Company's mineral exploration properties.  See Item # 3.D. - Risk Factors.**



Goldstrike
Carlin Trend
Elko
Dixie Comstock
Rain District
Fondaway Canyon Project
Pinon, Darkstar Projects
Reno
Round Mtn
Manhattan-Round Mountain Caldera Trend
Goldwedge Project
Las Vegas


***Goldwedge Project***

The Goldwedge, one of several gold deposits in the area, is considered one of the best known projects in the district for development of an underground mine. The property contains very good exploration potential for future growth. Based upon the results of approximately 75 drill holes primarily within the central zone over a strike length of 1,000+ feet and 100'-500' of vertical extent reveal continuous gold oxide mineralization of potential mineable thickness and quality. RSM has analyzed all of the drill data as part of a detailed geologic inventory of the deposit.

The project ownership includes staked BLM lands; options of BLM claims owned by others and patented mining claims owned by the Company. All payments, maintenance fees, option payments and taxes to state and federal authorities are current under state and federal guidelines.

The Goldwedge deposit occurs at the intersection of north and northwest trending faults. In the deposit area, the north trending Reliance fault is mineralized within the Ordovician Zanzibar limestone and siltstone. The target mineralization occurs within multiple high angle structures over a width of between 100-200 feet primarily within the Zanzibar limestone. RSM has evaluated all of the pertinent drill data as part of a detailed inventory of the deposit geometry, size and overall grade. The current exploration model suggests that the Goldwedge deposit and the

extensions may contain an economically significant gold resource at depth near the contact with the Manhattan Caldera margin.

The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). The Company has completed construction of a processing plant on site which includes primary and secondary crushing facilities that feed a gravity recovery system. In addition, a heap leach pad, silt and fresh water ponds have been completed. Testing of the various mineral processing functions commenced during April 2007 using previously extracted stockpiles of low grade gold feed material to process into gold dore' using the Company's smelter. The Company has also commenced the underground development program which includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The program has concentrated on the development of a spiral decline as a means to better explore the deposit at depth. As part of the program a series of crosscuts were constructed at specific intervals to effectively assess the potential mineralized zones. All material is sampled daily and analyzed for gold onsite at the Company assay laboratory.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Gold Wedge property. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie-Comstock claim group located in Churchill County, Nevada. The Dixie- Comstock is a 1500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000. This option was exercised prior to August 31, 2009 and as a result this property is 100% owned by the Company.

The Company has recorded an asset retirement obligation on its Gold Wedge Project in the amount of $156,075, representing the estimated costs of the Company's obligation to restore the property site to its original condition and which is equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

Currently NV Energy, a commercial electric supplier, services this site. The Company has all of the necessary water rights secured from the State of Nevada.

*Project Expenditures*
To January 31, 2011, cumulative net expenditures of $8,437,355 were incurred on the Goldwedge Project consisting of: (1) acquisition costs - $1,192,167; (2) travel - $398,260; (3) mine development costs - $1,089,100; (4)drilling - $948,793; (5) general exploration - $133,353 (6) $145,714 - professional fees; (7) consulting, wages and salaries - $5,222,103; (8) office and general - $1,758,620; (9) analysis and assays - $157,835; (10) supplies, equipment and transportation - $3,677,741; (11) amortization - $2,481,039; (12) net sale of exploration ore - $330,015; and (13) write down - $8,437,355. These costs were incurred in connection with various activities the Company performed on a discretionary basis. Although the deferred exploration expenditures on this project were written down by 50% the Company still considers

this project a very good prospect and will continue to maintain the claims and continue to increase the projects value by incurring further exploration expenditures.

*Future Programs*
As the Company obtained financing on June 29, 2011, management anticipates advancing the production potential on the Gold Wedge project by incurring further exploration expenditures and upgrading the plant. The Company will maintain its 2012 claim renewal fees and will maintain and complete various operational permits with regulatory bodies.

**This project is an advanced exploration project without known reserves and the proposed program is exploratory in nature.**

### *Pinon Project-Carlin Trend South*

This project is located approximately 20 miles south of the town of Carlin, Nevada in Elko County, Nevada. The project land position is located east of Nevada state route 276 and extends for 10+ miles in a north-south direction south of the town of Carlin. The best access to the project is via I-80 to Carlin and south on route 276 to the property position.

The land position includes unpatented BLM lands, patented lands and fee lands. All payments, maintenance fees to federal and state authorities are current. Landowner option payments are also current and in good standing for this more than 10,000 acre land position.

The Pinon properties are located on the southern portion of the Carlin gold belt about 10 miles south of Newmont's Rain mine Since its inception, various joint-venture partners have spent more than $10 MM on the project.

The Pinon project is located on the southern portion of the Carlin Trend immediately south of Newmont's Rain gold district. The Carlin Trend is one of the most prolific gold trends in the world and has produced more than 50 million ounces of gold. The properties are located within a well-mineralized region, which supports the potential for expanding the known gold deposits and making new discoveries. Much of the district wide exploration was undertaken prior to the start of the 1980's and 1990's. Since the mid-1990's the cumulative knowledge of "Carlin-type" gold deposits has expanded tremendously. This expanded knowledge can be used to re-interpret all of the available data, which may identify new exploration targets on the ground controlled by RSM. Also, during the past 10+ years numerous high-grade gold deposits have been discovered along the Carlin Trend that can be mined using underground techniques. Many of these deeper deposits are associated with surface oxidized gold deposits. Essentially no significant deeper exploration has been conducted under the Pinon deposit, or at other places on the property. The exploration opportunity offers the possibility for discovery of additional gold deposits at Pinon-Railroad.

The Webb Formation is mineralized above the Devils Gate limestone at both deposits. At Rain, the mineralization occurs within and closely associated with the Rain Fault. On the southern portion of the property position, the Pinon Au-Ag project, the known mineralization has not been connected to a strongly mineralized fault. However, higher-grade economic mineralization has been encountered at very shallow depths, mineralized oxide zones occur along a 1,300 feet strike length and occur less than 90 feet below the surface.

The Pinon project includes approximately 10,000 acres comprising unpatented BLM lode mining claims, patents and leased fee lands. The focus of RSM's current effort is to identify and develop near surface oxide gold-silver deposits. Approximately 600 shallow drill holes have been completed on 6 near surface gold-silver deposits. The depth extensions of these deposits are not well understood, as deeper drilling has not been sufficient to develop an acceptable understanding of this mineralization.

The Company has developed the necessary construction plans for the Pinon project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work has been completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) and the Nevada Department of Environmental Protection (NDEP). A second objective is to update the feasibility studies for the Pinon near surface oxide deposits.

The Pinon project is made up of a number of lease agreements to lease certain properties in Elko County, Nevada. The Company is obligated to incur payments of $77,000 and incur exploration expenditures totaling $175,000 to keep the leases in good standing for the year ended January 31, 2011. The lessors will retain a 5% net smelter return royalty.

The Railroad project was made up of two lease agreements to lease certain properties in Elko County, Nevada. The Company was obligated to incur payments of $8,000 to keep one lease in good standing and pay $1,765,000 to exercise the option to purchase the leased property under the other agreement by August 31, 2009 to keep the leases in good standing. The lessors would retain a 5% net smelter return royalty.

On August 31, 2009 the option was exercised to acquire 100% of this project and the property was sold for $2,965,000 to an unrelated private company for net proceeds of $1.2 million, a 1% NSR royalty and 500,000 common shares of the private company. The sale of this property resulted in a gain on the sale of $583,199.

The Company has recorded an asset retirement obligation in the amount of $56,658on its Pinon Project, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by the State of Nevada regulatory authorities.

*Project Expenditures*
To January 31, 2011, cumulative expenditures of $2,088,512 were incurred on the Pinon Project consisting of: (1) property acquisition costs - $712,923; (2) travel - $78,326; (3) drilling - $130,600; (4) general exploration - $7,765; (5) professional fees - $85,941; (6) office and general - $98,120; (7) geologist - $32,653; (8) consulting, wages and salaries - $643,624; (9) reclamation costs - $167,785 (10) analysis and assays - $74,042; and (11) supplies, equipment and transportation - $56,733. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

*Future Programs*
The Railroad project was successfully sold and the only other expenditures anticipated under the Pinon project are to keep the leases in good standing. If additional financing is obtained, the Company will actively pursue the completion and filing of a mining permit application with the BLM and NDEP on this project for the year ended January 31, 2012.

**The property is without known reserves and the proposed program is exploratory in nature.**

## *Fondaway Canyon Project*

The 100% controlled Fondaway Canyon gold project is located in Churchill County, Nevada in the Stillwater range. The project is accessible east from Fallon, Nevada via State of Nevada route 116 an unpaved road. The Fondaway deposit is located on the west flank of the Stillwater Range at Fondaway Canyon.

The Fondaway Canyon gold property consists of 148 unpatented BLM lode mining claims (approximately 3,000 acres) located on the western slope of the Stillwater Range. This area is included with the Stillwater Wilderness area. All of the maintenance filing fees are current and in good standing. Nearly-vertical, east-west trending mineralized shear zones host the Half Moon, Paperweight, Hamburger Hill and South Pit gold resources that is hosted within a Mesozoic sedimentary package. The Mesozoic sedimentary package has been intruded by a Mesozoic-Tertiary aged intrusive.

The vertical extent tested by recent drilling of the higher grade gold mineralized shear zones is greater than 1,000 feet. Horizontal continuation of gold mineralization as at the Paperweight and Hamburger Hill mineralized shear zone is 3,700 feet with widths commonly between 5'-20+ feet. Drilling and assay records indicate that 568 holes have been drilled for a total estimated footage of 200,000 feet of RC drilling and 22,000 feet of core drilling to include 455 reverse circulation, 49 core holes and 64 air track holes over a strike length of approximately 12,000 feet. Tenneco Minerals Inc., the most active company, drilled approximately 350 holes (130,000 feet) and drove a 500' adit for sulfide metallurgical sampling during the period 1987-1996. Tenneco also operated a small oxide gold open pit mine for a short time during this period. Nevada Contact Inc. (NCI) acquired the property in 2001 and drilled 11 reverse circulation holes, RSM acquired the property from NCI in early 2003 as part of a property swap with NCI retaining a 1% NSR overriding royalty in the Fondaway Canyon property and $25,000 advance minimum royalty payments to the claim holder until 2006 at which time the payments increase to $35,000 per year that includes a 3% NSR royalty until buyout. There is a buyout option of $600,000 for the owners' interest.

Drill testing the Tenneco heap leach pad in 2007 did not provide positive results. Plans to further drill test the sulfide resource as part of a program to upgrade the indicated and inferred resources on the property are expected when all of the State of Nevada permits are approved to commence this project. This effort will involve drilling underground within the Tenneco adit along with a surface drilling program. A bulk sampling program for metallurgical analysis of the sulfide resource will also be included as part of an effort to develop a gold recovery process that will achieve the desired results.

*Project Expenditures*
To January 31, 2011, cumulative expenditures of $397,813 were incurred on the Fondaway project consisting of: (1) property acquisition costs - $378,537; (2) travel - $3,279; (3) drilling - $15,646; and (4) analysis and assays $351. These costs were incurred in connection with various activities performed by the Company on a discretionary basis. As at January 31, 2011 the deferred exploration expenditures were written off resulting in a charge of $397,813 on the consolidated Statement of Operations. Although the exploration expenditures for this project were written off, the Company will continue to pay all lease payments to keep this project in good standing.

*Future Programs*
If additional financing can be obtained, the Company is planning to perform exploration drilling and permitting work totaling approximately $640,000 for the year ended January 31, 2012 on the Fondaway project. However, if a financing is not obtained there will be no significant Company funded exploration program on the Fondaway project. The Company will maintain its 2012 lease payment obligations and claim renewal fees.

**The property is without known reserves and the proposed program is exploratory in nature.**

### *Manhattan/Round Mountain Caldera Program*
The project area is located southeast of the town of Round Mountain, Nevada east of State route 376. The town of Manhattan is located approximately 15 miles south of Round Mountain. The Manhattan project is located approximately 7 miles east of route 376 on route 377 and 1.5 miles west of the town of Manhattan.

The Manhattan/Round Mountain Caldera program, the Company's most advanced district play, includes the Goldwedge advanced exploration program. The land position in the Manhattan Mining District is comprised of 70 unpatented and 6 patented lode-mining claims. An underground development program to include drill testing the extensions of the Goldwedge deposit in addition to the evaluation of several additional lode and placer properties that the Company controls in the district could significantly increase the gold resource estimates.

Freeport Gold, Tenneco (Echo Bay) recognized the potential of the district (to include the Goldwedge deposit that is currently under control by RSM) however, these deposits were not suited for open pit mining. At that time the large mining companies did not consider the underground development projects feasible. Although Sunshine Mining Co. considered an underground mine development in 1988 on the Goldwedge deposit, continued exploration by Crown Resources and others on the Company's claims indicated sections (5+'-30') of potentially mineable grades greater than 0.5 opt gold. The continued downturn in the gold market, tightened corporate budgets and high holding costs for the properties forced many companies to turn back the land positions to the claim owners. Currently, the Company controls approximately 4,000 feet of strike length. Approximately 1,000-1,200 feet of this strike length has been drill tested indicating positive results.

### *Kentucky Project*
In an effort to achieve diversity within its natural resource portfolio on November 19, 2008, the Company and Sharpe Resources Corporation ("Sharpe") entered into an option agreement whereby the Company agreed to an option to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into between the Company and Sharpe at which time all expenditures incurred and revenues earned from the coal projects will be shared 50 % by the Company and 50% by Sharpe.

Sharpe and the Company are related parties due to the fact that they have common management and directors.

Under the terms of the option agreement a 100% interest in a surface mine coal project in Wolfe County, Kentucky was acquired. The transaction costs included $250,000 to acquire the project and $178,700 for a reclamation bond to cover the state of Kentucky reclamation requirements for this property. The property consists of approximately 1,000 acres of coal mineral rights under lease and includes an approved Kentucky Mining Permit, I.D. No. 919-0066.

On September 11, 2009 this option agreement was amended to allow the Company to acquire its 50% interest in the properties by advancing to the project $2 million by December 9, 2011. As consideration for this amendment the Company cancelled the note receivable from Sharpe held by the Company and received a new note from Sharpe in the amount of $120,409 on September 9, 2009 repayable in three equal installments on September 9, 2011, 2012, and 2013.

The Campton Coal Project is approximately 5 miles southeast of the Town of Campton adjacent to a paved highway 15 and is situated in Wolfe County at an elevation of 900 feet. The topography is gently rising to rolling and moderately steep terrain that reflects a dendritic drainage pattern of valleys and ridges that occur at the head of these drainages. The ridge elevations within the project area are on the order of 900-1,250 above sea level with the valley floors in the 900-1,000 feet above sea level. The area is covered with a hard wood forest that is well supplied with regular rainfall and ample vegetation. Electrical power was installed from a nearby power line crossing the property from the Licking Valley Electric Cooperative. The nearest large city is Lexington, Kentucky located approximately 70 miles northwest of the project area.

*Project Expenditures*
To January 31, 2011, cumulative expenditures of $1,483,556 were incurred on the Wolfe County, Kentucky project consisting of: (1) property acquisition costs - $418,000; (2) travel - $26,051; (3) professional fees - $96,139; (4) consulting, wages and salaries - $256,672; (5) office and general - $111,703; (6) supplies, equipment and transportation - $413,959; (7) rent - $94,010; (8) Reclamation costs - $22,646 and (9) amortization - $44,376. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

*Future Programs*
The Company has successfully negotiated an extension on this project and as a result has until December 9, 2011 to exercise its option. The Company is maintaining the agreements entered into for this project, however does not intend to make any significant expenditures until commodity prices strengthen, a financing can be successfully completed or some value can be obtained from the sale of the property.

## C.  Organizational structure.
The Company has one wholly owned subsidiary, Manhattan Mining Company and a 50% interest in Kentucky Standard Energy Company Inc., both United States Companies.

## D.  Property, plants and equipment.
The registered office of Royal Standard is located at 360 Bay Street, Suite 500, Toronto, Ontario M5H, 2V6 and the principal office of Royal Standard is located at 3258 Mob Neck Road, Heathsville, Virginia 22473. The Company also has an office at One Main Street, Manhattan, Nevada, 89022.

_**Nevada Projects**_

_Goldwedge Project_
The Gold Wedge Project is located in the Manhattan Mining District, section 18, T8N, R43E, Mount Diablo Meridian, 1/2 mile west of the town of Manhattan in Nye County, Nevada, (Figure 1 below). Located within the southern Toquima Range of central Nevada, the elevation ranges from 6,800 feet to 7,800 feet. The topography is gently rising to rolling and ruggedly steep along the north-south trending mountain range. The resource occurs under a gravel covered dry drainage valley north of paved highway 377. The town of Tonopah is 50 miles south of the deposit and is considered the most favorable location for accommodations. Tonopah is also the county seat for Nye County.

Currently NV Energy, a commercial electric supplier, services this site. The Company has all of the necessary water rights secured from the State of Nevada.

# LOCATION MAP

Source: RSM 2003


X
NEVADA
Reno
Sparks
CARSON CITY
STOREY
LYON
DOUGLAS
MINERAL
ESMERALDA
MONO
INYO
ALPINE
ELDORADO
PLACER
SIERRA
CHURCHILL
NYE
CALIFORNIA
Tonopah
Hawthorne
Hawthorne Army Ammunition Plant
Walker Lake
Walker River Indian Reservation
Fallon
Fallon Naval Air Station
Stillwater National Wildlife Refuge
Fernley Wildlife Management Area
Yerington
Mason Valley WMA
Lake Tahoe
Fort Churchill State Historic Park
Lahontan State Recreation Area
Berlin-Ichthyosaur State Park
Pony Express Station Site
HUMBOLDT-TOIYABE
NATIONAL FOREST
TOIYABE RANGE
SMOKY VALLEY
MONITOR RANGE
Austin
Kingston
Round Mountain
Manhattan
Belmont
Carvers
Hadley
Gabbs
Goldfield
Bishop
Mono Lake
Bridgeport
Lee Vining
YOSEMITE NATIONAL PARK
Nellis
Geographic Center of Nevada
N
S
E
W
NW
NE
SW
SE
THE GREAT SEAL OF THE STATE OF NEVADA
ALL FOR OUR COUNTRY
NEVADA
NEVADA DEPARTMENT OF TRANSPORTATION
LOCATION DIVISION
CARTOGRAPHY
(775) 888-7627
Scale
50 miles
80 kilometers

The Goldwedge, one of several gold deposits in the area, is considered one of the best known projects in the district for POTENTIAL development of an underground mine. The property contains excellent exploration potential for future growth. Based upon the results of approximately 75 drill holes primarily within the central zone over a strike length of 1,000+ feet and 100'-500' of vertical extent reveal continuous gold oxide mineralization of potential mineable thickness and quality. RSM has analyzed all of the drill data as part of a detailed geologic inventory of the deposit.

The project ownership includes staked BLM lands; options of BLM claims owned by others and patented mining claims owned by the Company. All payments, maintenance fees, option payments and taxes to state and federal authorities are current under state and federal guidelines. The land position controlled by RSM on the Goldwedge Project area is shown below:

| Claim Name | Claim Type | BLM Serial # or Patent # |
|---|---|---|
| Goldwedge | Unpatented | NMC 96294 -96297 |
| Goldwedge 1-3 | Unpatented | NMC 96294-96297 |
| Orpahnt | Patents | 4095 |
| Copper Farm-Eldorado #2 | Patents | 2876 |
| GW 1-34 | Unpatented | NMC 826458-826460, 824432-824436,826461-826476, 829859-829863, 834113 |

| Location of Claims | # of Claims/Acres/Owner | Importance to Development |
|---|---|---|
| Goldwedge Deposit (option to Purchase 100% for $200,000) | 4 Claims/50 Acres/Hill | 90% of known measured deposit and most of know indicated deposit, 3% NSR, - 5-year lease term, renewable |
| North Plunge of Goldwedge Deposit and 1.5 miles of Mineralized Caldera Margin Trend (RSM owns 100% of Unpatented Claims) | 34 Claims/450 Acres/RSM | Largest deep inferred and unexplored mineralized caldera margin |
| South End of Goldwedge Deposit and East Caldera Margin Trend (RSM owns 100% of Patent Claim | 1 Claim/20.03 Acres/RSM (Orphant Patent) | Approximately 5% of known deposit, Private Land for Decline and Plant Site, and 1,500 feet of mineralized caldera trend, facility site plan, 1% NSR |

**Goldwedge – Manhattan Project Area**

| Claim Name | BLM Serial No. | Nye County Recorder Book/Page |
|---|---|---|
| April Fool | 117977 | |
| April Fool Fraction | 117978 | |
| Tip Top | 117979 | |
| War Eagle | 117980 | |
| Future | 117981 | 108/106 |
| Future No. 01 | 117982 | 108/106 |
| Future No. 02 | 117093 | 108/107 |
| Future No. 03 | 117984 | 108/107 |
| ABB No. 23 | 744305 | |
| ABB No. 24 | 744306 | |

**PATENTED CLAIMS**

| Claim Name | Parcel # | Propert Loc. |
|---|---|---|
| Ida and Lottie | 000-006-74 | CLMS 2 LODE |
| Wolftone and Wolftone Fraction | 000-156-75 | CLMS 2 LODE |

**KEYSTONE-JUMBO PROJECT AREA**

| Claim Name | BLM Serial No. | Nye County Recorder Book/Page |
|---|---|---|
| WC. NO. 01 | 443681 | 367/82 |
| WC. NO. 03 | 443682 | 367/84 |
| WC. NO. 05 | 443683 | 367/86 |
| WC. NO. 07 | 443684 | 367/88 |
| WC. NO. 09 | 443685 | 367/90 |
| WC. NO. 11 | 443687 | 367/92 |
| WC. NO. 45 | 443704 | 367/126 |
| WC. NO. 47 | 443705 | 367/128 |
| WC. NO. 49 | 443706 | 367/130 |
| WC. NO. 51 | 260915 | 367/132 |
| WC. NO. 53 | 260917 | 367/134 |
| WC. NO. 55 | 443707 | 367/136 |
| WC. NO. 63 | 443712 | 367/144 |
| WC. NO. 64 | 443713 | 367/145 |
| WC. NO. 65 | 443714 | 367/146 |
| WC. NO. 66 | 443715 | 367/147 |
| WC. NO 67 | 443716 | 367/148 |
| WC. NO. 68 | 443717 | 367/149 |
| WC. NO. 145 | 443754 | 367/226 |
| South Main NO. 11 | 443756 | 342/278 |
| South Main NO. 13 | 241446 | 342/280 |

| Claim Name | BLM Serial No. | Nye County Recorder Book/Page |
|---|---|---|
| CAPITAL | 117967 | 88/15 |
| CAPITAL NO. 01 | 117968 | 88/15 |
| CAPITAL NO. 02 | 117969 | 88/16 |
| CAPITAL NO. 03 | 117970 | 88/16 |
| CAPITAL FRACTION | 117971 | 91/373 |
| KEYSTONE JR. | 117967 | 46/9 |
| APRIL FOOL NO. 01 | 117985 | 124/539 |
| BIG SAM | 117986 | 124/539 |
| FORD | 117987 | 124/537 |
| FORD NO. 02 | 117988 | 124/537 |
| FORD NO. 03 | 117989 | 124/538 |
| BONANZA | 117990 | 124/538 |

Wm. Michael Donovan Jr., Professional Land Surveyor #2617, surveyed the land holdings in the immediate vicinity of the deposit to determine the exact land boundaries in relation to the gold deposit.

The Goldwedge deposit occurs at the intersection of north and northwest trending faults. In the deposit area, the north trending Reliance fault is mineralized within the Ordovician Zanzibar limestone and siltstone. The target mineralization occurs within multiple high angle structures over a width of between 100-200 feet primarily within the Zanzibar limestone. RSM has evaluated all of the pertinent drill data as part of a detailed inventory of the deposit geometry, size and overall grade. The current exploration model suggests that the Goldwedge deposit and the extensions may contain an economically significant gold resource at depth near the contact with the Manhattan Caldera margin.

The first potential mine development program is the 100% owned Goldwedge deposit located within the Manhattan Mining District. The Goldwedge deposit is located approximately 8 miles south of the large Round Mountain gold mine. All mine and mill (plant) and water use permits were achieved in early, 2004. Also, in 2004 the Company constructed a 700 foot (underground) decline and cross cut to test one of the gold mineralized structures within a 100+ wide structural zone. Additionally, RSM completed the surface facilities necessary to process the material to be mined onsite to include silt ponds, ore pad and the onsite gold processing plant. The Company acquired a full production scale gold recovery (gravity) plant that will be utilized to process the mined material as part of the test mining program.

The underground bulk sampling and decline development program continued during 2007, although the underground effort was hampered by the effects of groundwater. As of 2008 the Company has completed approximately 5,000 feet of underground development to include decline development and a series of cross cuts have been completed. A dewatering well was drilled in 2008 to reduce and control the water levels within the mine. In 2007 the treatment of lower grade mined material continued with the processing this material through an onsite (gravity) plant. The surface facilities and the gold recovery plant were completed in 2005 and modified in 2006-2007 as a means to improve gold recoveries.

The program in 2009 was concentrated on acquiring the necessary permits with the various state and federal agencies to handle water disposal through the permit of a Rapid Infiltration Basin on the Company's properties. Project work included plant modifications as part of an effort to increase the daily throughput of gold bearing material as part of the milling process.

During the year ending January 31, 2011, expenses on the Goldwedge project were $787,166 and the Company took a 50% impairment write-down of $8,437,355 on the property bringing total RSM expenses on this project to $8,437,355. Future expenditures are expected to be an additional $3-5 million over the next two years concentrating on underground development, drilling and plant modifications.

| For the years ending | January 31, 2011 | January 31, 2010 | January 31, 2009 | Cumulative from date of inception of exploration phase |
|---|---|---|---|---|
| **Gold Wedge Project** | | | | |
| Opening balance | $16,087,544 | $15,177,300 | $11,866,061 | $0 |
| Property Acquisition costs | 40,492 | 430,028 | 121,785 | 1,192,167 |
| Travel | 65,983 | 6,914 | 35,222 | 398,260 |
| Mine development costs | 42,312 | 10,671 | 53,909 | 1,089,100 |
| Drilling | 0 | -202 | 64,356 | 948,793 |
| General exploration | 0 | 0 | 0 | 133,353 |
| Professional fees | 65,550 | 7,528 | 0 | 145,714 |
| Consulting | 240,392 | 282,548 | 1,228,118 | 5,222,103 |
| Office and general | 84,314 | 118,112 | 410,285 | 1,758,620 |
| Analysis and assays | 2,225 | 7,983 | 29,006 | 157,835 |
| Supplies, Equipment and transportation | (9,010) | 54,153 | 869,750 | 3,677,741 |
| Amortization | 254,908 | 322,524 | 498,808 | 2,481,039 |
| Less: Proceeds from sale Of development ore | 0 | (330,015) | 0 | (330,015) |
| Written down | (8,437,355) | 0 | 0 | (8,437,355) |
| Activity during the period | (7,650,189) | 910,244 | 3,311,239 | 8,437,355 |
| Closing balance | $8,437,355 | $16,087,544 | $15,177,300 | $8,437,355 |

The underground program has several objectives including a test mining program and the establishment of the appropriate mining methods that will be applied to the future development of the property.

The underground development as well as surface and underground drilling will be directed toward expanding the resources on this property as well as the completion and testing of the gravity recovery plant design. The plant has been modified over the past two years to include a two-ball mill circuit. The onsite plant has been modified over the two years with the grinding circuit that includes two 6' x 6' ball mills. Operation of this plant in 2008 indicates that subsequent to the test mining program there is a need to install a larger grinding facility in order to increase production throughput of the underground production.

The results of the last 12 months support further investment and a continuation of the mining and milling program for this project. The projected expenditures for the next 12 months are expected to be approximately $3-5 million. The allocated expenditures will be on underground development, drilling and plant modification to include the addition of another ball mill and other material handling improvements. All of this work will be supervised by the CEO and carried out by experienced miners and plant employees currently working for the Company. Consultants will

be utilized in special instances to assist management with specific technical issues. In order to complete all of the planned activities in 2011 the Company will need to raise capital.

**This project is an advanced exploration project without known reserves and the proposed program is exploratory in nature.**

*Pinon and Dark Star Projects-Carlin Trend South*

The Pinon property is located in the southeast end of the famous "Carlin Gold Trend" about 10 miles south of Newmont's Rain mine, 25 miles southwest of Elko, Nevada. The main access from Elko is west on Interstate 80 to Carlin (25 miles) then south on State Highway 51 for 22 miles to the Trout Creek access road. The project area is 7 miles east along a well-maintained BLM gravel-dirt road to the area of extensive drilling. There is no infrastructure in the vicinity of the property; the nearest power line is 7 miles to the west along State Highway 51.



DISTRICT 3
ELKO
Trout Creek access road
Piñon-Railroad Project
ELKO COUNTY
Piñon - Railroad Project
RSM
Client
Project Location Map
Elko Co., NV
Location
Figure 1
Royal Standard Minerals
Modified from Nevada DOT


The Pinon property currently consists of a contiguous land block of 39 unpatented mining lode claims - claim fractions that are located in surveyed Township 30 North, Range 53 East, Section 22, (Mount Diablo Meridian), Elko County, Nevada (Fig 5.). The current Pinon land position covers an area of approximately 2,720 acres (approx. 1101 hectares). The land position includes unpatented BLM lands, patented lands and fee lands. All payments, maintenance fees to federal and state authorities are current. Landowner option payments are also current and in good

standing for this more than 18,000 acre land position.  Included in the land block are the following claims:

| Claim Name | BLM Serial # | County Recordation Book | Page | Acres |
|---|---|---|---|---|
| TC-1 thru TC-10 | NMC 125638 thru NMC 133862 | 304 | 6 thru 15 | 180 |
| TC-11 | NMC 133862 | 309 | 114 | 20 |
| TC-12 thru TC-28 | NMC 148871 thru NMC 148887 | 329 | 58 thru 74 | 320 |
| TC-29 thru TC-39 | NMC 403761 thru NMC 403771 | 558 | 426 thru 436 | 200 |

The TC claim group is under (100%) control by RSM.  The TC claims are located on federal public domain lands that are managed (both surface and mineral estates) by the Bureau of Land Management ("BLM").  Initially staked in 1979, this ground was previously open to mineral location with no significant restrictions.  Location certificates for all claims staked in the group were filed and recorded with the BLM and the Elko County Recorder's Office in Elko according to federal and state laws/regulations.

The TC claim group is surrounded by private fee lands containing a complicated mixture of severed surface and mineral estates that were previously controlled in part by the Pinon Joint Venture through various lease-option agreements. These lands have since been dropped by the joint venture.  An ownership summary for several of the more important sections is shown below.

**T30N, R53E**

**Section 21: All  (640 acres)**

| | |
|---|---|
| Surface estate | J. Tomera Ranch (100%) |
| Mineral estate | J. Tomera family (50%) |
| | Etcheverry family (16.7%) |
| | Rudnick Trust (16.6%) |
| | L&R Rudnick family (16.6%) |

**Section 27: NE1/4 NW1/4 , NE1/4, NE1/4 SE1/4 (640 acres)_**

| | |
|---|---|
| Surface estate | Pereira Trust (100%) |
| Mineral estate | Pereira Trust (50%) |
| | Etcheverry family (16.67%) |
| | O. Rudnick family (16.67%) |
| | Rudnick Trust (8.33%) |

**Section 27: NW1/4 NW1/4 , S1/2 NW1/4, SW1/4, NW1/4 SE1/4, S1/2 SE1/4  (640 acres)**

| | |
|---|---|
| Surface estate | J. Tomera Ranch (100%) |
| Mineral estate | J. Tomera family (50%) |
| | Etcheverry family (16.67%) |
| | O. Rudnick family (16.67%) |
| | Rudnick Trust (8.33%) |
| | R. Rudnick family (8.3%) |

The Pinon properties are located on the southern portion of the Carlin gold belt about 10 miles south of Newmont's Rain mine  Since its inception, various joint-venture partners have spent more than $15 MM on the project.

The Pinon and Railroad projects are located on the southern portion of the Carlin Trend approximately 5 miles south of Newmont's Rain gold district.  The Carlin Trend is one of the most prolific gold trends in the world and has produced more than 50 million ounces of gold.  The properties are located within a well-mineralized region, which only adds to the potential for expanding the known gold deposits and making new discoveries.  Much of the district wide exploration was undertaken prior to the start of the 1980's and 1990's.  Since the mid-1990's the cumulative knowledge of "Carlin-type" gold deposits has expanded tremendously.  This expanded knowledge can be used to re-interpret all of the available data, which may identify new exploration targets on the ground controlled by RSM.  Also, during the past 10+ years numerous high-grade gold deposits have been discovered along the Carlin Trend that can be mined using underground techniques.  Many of these deeper deposits are associated with surface oxidized gold deposits.  Essentially no deeper exploration has been conducted under the Pinon and Railroad deposits, or at other places on the property.  The exploration opportunity offers the possibility for discovery of additional gold deposits at Pinon-Railroad.

The Webb Formation is mineralized above the Devils Gate limestone at both deposits.  At Rain, the mineralization occurs within and closely associated with the Rain Fault.  On the southern portion of the property position, the Pinon Au-Ag project, the known mineralization has not been connected to a strongly mineralized fault.  However, higher-grade economic mineralization has been encountered at very shallow depths, mineralized oxide zones occur along a 1,300 feet strike length and occur less than 90 feet below the surface.

The Pinon and Darkstar projects include approximately 8,000 acres comprising unpatented BLM lode mining claims, patents and leased fee lands.  The focus of RSM's current effort is to identify and develop near surface oxide gold-silver deposits.  Approximately 300 shallow drill holes have been completed on 4 near surface gold-silver deposits.  The depth extensions of these deposits are not well understood, as deeper drilling has not been sufficient to develop an acceptable understanding of this mineralization.

The Company has developed preliminary construction plans for the Pinon-Darkstar project including surface, heap leach facilities design and open pit modeling of the deposits.  The near term objective is to proceed with achieving a mining permit for the Pinon and Darkstar projects.

*Project Expenditures*
To January 31, 2011, cumulative expenditures of $2,088,512 have been incurred on the Pinon Project.  During 2009, the expenditures relating to the Railroad Project in the amount of $617,300 were applied against the proceeds received resulting in cumulative expenditures of the Pinon Project to be $2,001,517.  These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

| For the years ending | January 31, 2011 | January 31, 2010 | January 31, 2009 | Cumulative from date of inception of exploration phase |
|---|---|---|---|---|
| **Pinon Project** | | | | |
| Opening balance | $2,001,517 | $1,931,122 | $1,451,428 | $0 |
| Property Acquisition costs | 102,706 | 54,013 | 111,617 | 712,923 |
| Travel | 0 | 0 | 51,498 | 78,326 |
| Drilling | 0 | 0 | 0 | 130,600 |
| General exploration | 0 | 0 | 0 | 7,765 |
| Professional fees | 0 | 19,668 | 0 | 85,941 |
| Office and general | 0 | 0 | | 98,120 |
| Geologist | 0 | 0 | 0 | 32,653 |
| Consulting, wages and salaries | (15,711) | 258 | 256,585 | 643,624 |
| Reclamation costs | 0 | 0 | 0 | 167,785 |
| Analysis and assays | 0 | 0 | 0 | 74,042 |
| Supplies, Equipment and transportation | 0 | -3,544 | 59,994 | 56,733 |
| Activity during the period | 86,995 | 70,395 | 479,694 | 2,088,512 |
| Closing balance | $2,088,512 | $2,001,517 | $1,931,122 | $2,088,512 |
| | | | | |
| **Railroad Project** | | | | |
| Opening balance | $0 | $460,013 | $331,446 | $0 |
| Property Acquisition costs | 0 | 5,980 | 128,567 | 465,993 |
| Professional fees | 0 | 123,580 | 0 | 123,580 |
| Consulting, wages and salaries | 0 | 27,727 | 0 | 27,727 |
| Sale of Property | 0 | -617,300 | 0 | -617,300 |
| Activity during the period | 0 | -460,013 | 128,567 | 0 |
| Closing balance | $0 | $0 | $460,013 | $0 |

*Future Programs*
The Railroad project was successfully sold and the only other expenditures anticipated under the Pinon project are to keep the leases in good standing. If a financing is obtained, the Company will actively pursue the completion and filing of a mining permit application with the BLM and NDEP on this project for the year ended January 31, 2012.

**The property is without known reserves and the proposed program is exploratory in nature.**

### *Fondaway Canyon Project*
The 100% controlled Fondaway Canyon gold project is located in Churchill County, Nevada in the Stillwater range. The Fondaway property is accessible from Fallon east along U.S. Highway 50, then north on Hwy 116 to the settlement of Stillwater, then north on an improved gravel road for 30 miles along the front range of the Stillwater Mountains to Fondaway Canyon. The elevation of the property ranges from 5000 to 6000 feet. Access east into Fondaway Canyon is

steep but adequate with existing mine roads. The Fondaway deposit is located on the west flank of the Stillwater Range in Sections 1 and 2, T22N, R33E, and Sections 5 and 6, T22N, R34E.

Sierra Pacific Power Co can supply power to the property. RSM has the current water rights to the property.



40°
119°
118°
Trinity Range
W.Humboldt Range
FONDAWAY CANYON
Range
15
Hot Spring Mtns.
Carson Sink
Dixie Valley
95
116
Hazen
Stillwater
50
Fallon
Dead Camel Mtns.
Stillwater
Clan Alpine Mountains
Winnemucca
Elko
Reno
NEVADA
Las Vegas
0 10 20 30 MILES
NORTH
modified from: Master (2003)
www.geostrachan.com
August 2003


Figure 1 Location Map

**Figure 2**

Location Map

Fondaway Canyon Project
Churchill County, Nevada

The Fondaway Canyon property consists of 148 contiguous unpatented lode-mining claims (approximately 3000 acres) on BLM land held under a lease agreement assigned from Nevada Contact Inc. (NCI) to Royal Standard Minerals Inc. (RSM). Eighteen claims were staked NCI, quitclaimed to the owner, and included in the assignment to RSM.  The lease terms include a 3% net smelter return royalty to the owner Richard Fisk and advanced royalty payments of $25,000 per year. The annual payments graduated to $35,000 in 2006 and years following.  Details of the option agreement are as follows:

| Required Cash Payments to Optionors | Royalty | Exercise of Option |
|---|---|---|
| Commencing in fiscal 2003. $25,000 in year one, $30,000 in years two and three and $35,000 each of the next seven years apply to the purchase price | 3% NSR | July 2013 $600,000 |

All of the maintenance filing fees are current and in good standing.

Nearly-vertical, east-west trending mineralized shear zones host the Half Moon, Paperweight, Hamburger Hill and South Pit gold resources that is hosted within a Mesozoic sedimentary package.  The Mesozoic sedimentary package has been intruded by a Mesozoic-Tertiary aged intrusive.

The vertical extent tested by recent drilling of the higher grade gold mineralized shear zones is greater than 1,000 feet.  Horizontal continuation of gold mineralization as at the Paperweight and Hamburger Hill mineralized shear zone is 3,700 feet with widths commonly between 5'-20+ feet. Drilling and assay records indicate that 568 holes have been drilled for a total estimated footage of 200,000 feet of RC drilling and 22,000 feet of core drilling to include 455 reverse circulation, 49 core holes and 64 air track holes over a strike length of approximately 12,000 feet.  Tenneco Minerals Inc., the most active company, drilled approximately 350 holes (130,000 feet) and drove a 500' adit for sulfide metallurgical sampling during the period 1987-1996.  Tenneco also operated a small oxide gold open pit mine for a short time during this period.  Nevada Contact Inc. (NCI) acquired the property in 2001 and drilled 11 reverse circulation holes, RSM acquired the property from NCI in early 2003 as part of a property swap with NCI retaining a 1% NSR overriding royalty in the Fondaway Canyon property and $25,000 advance minimum royalty payments to the claim holder until 2006 at which time the payments increase to $35,000 per year that includes a 3% NSR royalty until buyout.  There is a buyout option of $600,000 for the owners' interest, option payments apply to the purchase price.

Drill testing of the Tenneco leach pad was unsuccessful in terms of any support to continue to further evaluate the potential to do anything with the leach pad.  RSM plans are to further drill test the sulfide resource as part of a program to upgrade the indicated and inferred resources on the property.  This program will involve drilling underground within the Tenneco adit along with a surface drilling program.  A bulk sampling program for metallurgical analysis of the sulfide resource will also be included as part of an effort to develop a gold recovery process that will achieve the desired results.  This effort is subject to achieving the necessary state of Nevada permits.

Estimates of prior expenditures on this property are approximately $5-6 million.  The largest portion of these expenditures was contributed by Tenneco Minerals and Tundra Mines LTD.  This work included extensive drilling, development of a small open pit production project and an advanced exploration adit on the property.

*Project Expenditures*

To January 31, 2011, cumulative expenditures of $397,813 were incurred on the Fondaway project. These costs were incurred in connection with various activities performed by the Company on a discretionary basis. As at January 31, 2011 the deferred exploration expenditures were written off resulting in a charge of $397,813 on the consolidated Statement of Operations. Although the exploration expenditures for this project were written off, the Company will continue to pay all lease payments to keep this project in good standing. A table of detailed expenditures follows:

| For the years ending | January 31, 2011 | January 31, 2010 | January 31, 2009 | Cumulative from date of inception of exploration phase |
|---|---|---|---|---|
| **Fondaway Project** | | | | |
| Opening balance | $339,776 | $302,279 | $246,457 | $0 |
|    Property Acquisition costs | 58,037 | 37,497 | 55,822 | 378,537 |
|    Travel | 0 | 0 | 0 | 3,279 |
|    Drilling | 0 | 0 | 0 | 15,646 |
|    Analysis and assays | 0 | 0 | 0 | 351 |
|    Written off | (397,813) | 0 | 0 | (397,813) |
| Activity during the period | (339,776) | 37,497 | 55,822 | 0 |
| Closing balance | $0 | $339,776 | $302,279 | $0 |

*Future Programs*

If a financing can be obtained, the Company is planning to perform exploration drilling and permitting work totaling approximately $640,000 for the year ended January 31, 2012 on the Fondaway project. However, if a financing is not obtained there will be no significant Company funded exploration program on the Fondaway project. The Company will maintain its 2011 lease payment obligations and claim renewal fees.

**The property is without known reserves and the proposed program is exploratory in nature.**

*__Kentucky Project__*

In an effort to achieve diversity within its natural resource portfolio on November 19, 2008, the Company and Sharpe Resources Corporation ("Sharpe") entered into an option agreement whereby the Company agreed to an option to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into between the Company and Sharpe at which time all expenditures incurred and revenues earned from the coal projects will be shared 50 % by the Company and 50% by Sharpe.

Sharpe and the Company are related parties due to the fact that they have common management and directors.

Under the terms of the option agreement a 100% interest in a surface mine coal project in Wolfe County, Kentucky was acquired. The transaction costs included $250,000 to acquire the project and $178,700 for a reclamation bond to cover the state of Kentucky reclamation requirements for this property. The property consists of approximately 1,000 acres of coal mineral rights under lease and includes an approved Kentucky Mining Permit, I.D. No. 919-0066.

On September 11, 2009 this option agreement was amended to allow the Company to acquire its 50% interest in the properties by advancing to the project $2 million by December 9, 2011. As consideration for this amendment the Company cancelled the note receivable from Sharpe held by the Company and received a new note from Sharpe in the amount of $120,409 on September 9, 2009 repayable in three equal installments on September 9, 2011, 2012, and 2013.

The Campton Coal Project is approximately 5 miles southeast of the Town of Campton adjacent to a paved highway 15 and is situated in Wolfe County at an elevation of 900 feet. The topography is gently rising to rolling and moderately steep terrain that reflects a dendritic drainage pattern of valleys and ridges that occur at the head of these drainages. The ridge elevations within the project area are on the order of 900-1,250 above sea level with the valley floors in the 900-1,000 feet above sea level. The area is covered with a hard wood forest that is well supplied with regular rainfall and ample vegetation. Electrical power was installed from a nearby power line crossing the property from the Licking River Electric Cooperative. The nearest large city is Lexington, Kentucky located approximately 70 miles northwest of the project area.



Within Wolfe County, the Company holds mining interests from seven properties, containing six coal seams capable of production, namely, in order from the bottom sequence to the top: 1) Vires, 2) Grassy, 3) Cannel City, 4) Whitesburg, 5) Fire Clay and 6) Fire Clay Rider, hereinafter known as the Seams. The Seams range in thickness from 12 inches up to nearly 30 inches within the leasehold boundary. These are the surface-minable coals, with no standard room and pillar or long-wall section method deep-mineable coal present, as known to date. The Campton mine is made up of seven (7) separately owned land parcels having coal mining rights by all methods, aggregating 974 acres.  Of the 1,000 acres, 272.19 acres are permitted for surface mining.

| Original Owner or Lessor | Area (acres) | Mining Types | Kentucky Seam(s) | Royalty Rate |
|---|---|---|---|---|
| David Rudd | 280 +/- | C/Area | All Seams | 6% F.O.B. Pit |
| Kevin and Tara Patton | 85 +/- | C/Area | All Seams | 6% F.O.B. Pit |
| Earl Patton | 150 +/- | C/Area | All Seams | 6% F.O.B. Pit |
| William and Maggie Hutton | 90 +/- | C/Area | All Seams | 6% F.O.B. Pit |
| Elizabeth and Taylor Caldwell | 109 +/- | C/Area | All Seams | 6% F.O.B. Pit |
| Pauline Caldwell | 110 +/- | C/Area | All Seams | 6% F.O.B. Pit |
| Wick & Phyllis Clemons | 150 +/- | C/Area | All Seams | 6% F.O.B. Pit |

C/Area = Contour and Auger/Area or Mountain-top Removal;
F.O.B. = Freight on Board sales prices, with deductions for freight and sales commissions

*Project Expenditures*

To January 31, 2011, cumulative expenditures of $1,483,556 were incurred on the Wolfe County, Kentucky project.  These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

| For the years ending | January 31, 2011 | January 31, 2010 | January 31, 2009 | Cumulative from date of inception of exploration phase |
|---|---|---|---|---|
| **Kentucky Project** | | | | |
| Opening balance | $1,370,849 | $1,136,682 | $0 | $0 |
| Property Acquisition costs | (300) | 300 | 418,000 | 418,300 |
| Travel | 62 | 12162 | 13,827 | 25,989 |
| Reclamation Costs | 444 | 2,925 | 19,277 | 22,202 |
| Professional fees | 17,786 | 29,673 | 48,680 | 78,353 |
| Consulting, wages and salaries | 49,150 | 43,694 | 163,828 | 207,522 |
| Office and general | 15,223 | 35,825 | 60,655 | 96,480 |
| Supplies, equipment & transportation | 13,646 | 93,508 | 306,805 | 400,313 |
| Rent | 0 | 750 | 93,260 | 94,010 |
| Amortization | 16,696 | 15,330 | 12,350 | 27,680 |
| Activity during the period | 112,707 | 234,167 | 1,136,682 | 1,370,849 |
| Closing balance | $1,483,556 | $1,370,849 | $1,136,682 | $1,370,849 |

*Future Programs*

The Company has successfully negotiated an extension on this project and as a result has until December 9, 2011 to exercise its option on this project. The Company is maintaining the agreements entered into for this project, however does not intend to make any significant expenditures on this project until commodity prices strengthen, a financing can be successfully completed or some value can be obtained from the sale of this property.

## Item 5. Operating and Financial Review and Prospects

### A. Operating results.

Royal Standard is an exploration and pre-development stage enterprise and is in the process of exploring its resource properties and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration and, upon future profitable production.

Royal Standard is an exploration-pre-development stage enterprise and, as such, currently has no producing properties and no operating income or cash flow, other than interest earned on funds invested in short-term deposits (see Item 3.D. – Key Information - Risk Factors).

*Year Ended January 31, 2011 Compared to the Year Ended January 31, 2010*

The Company's net loss totaled $9,423,108 for the year ended January 31, 2011, with basic and diluted losses per share of $0.11. This compares with net loss of $821,104 with basic and diluted losses per share of $0.01 for the year ended January 31, 2010. The increase of $8,602,004 in net loss was principally due to a decrease in consulting, wages and salaries, the write down of exploration properties, the write down of advances made to a related party and a gain on disposal of marketable securities in the year ended January 31, 2011.

*Year Ended January 31, 2010 Compared to the Year Ended January 31, 2009*

The Company's net loss totaled $821,104 for the year ended January 31, 2010, with basic and diluted losses per share of $0.01. This compares with net loss of $872,981 with basic and diluted losses per share of $0.01 for the year ended January 31, 2009. The decrease of $41,877 in net loss was principally due to an increase in general and administrative expenditures, consulting, wages and salaries, a stock-based compensation addition offset by the gain on sale of the Railroad Project property in the year ended January 31, 2010.

*Year Ended January 31, 2009 Compared to the Year Ended January 31, 2008*

The Company's net loss totaled $872,981 for the year ended January 31, 2009, with basic and diluted losses per share of $0.01. This compares with a net loss of $839,445 with basic and diluted losses per share of $0.01 for the year then ended January 31.

The increase of $33,536 in net loss was principally due to:

1. A decrease in interest income of $280,472 from January 31, 2008 to January 31, 2009. This decrease being the result of less cash resources being invested in money market funds and lower interest rates being paid on invested funds during the year ended January 31, 2009.

2. During the year ended January 31, 2008 the interest income was offset by a write off of exploration properties in the amount of $145,460, stock-based compensation of $853,953 and an increased consulting, wages and salaries of approximately $480,000. None of these activities took place for the year ended January 31, 2009.

3. A decrease in foreign currency adjustments of $1,385,599 from January 31, 2008 to January 31, 2009. This decrease is the result of US foreign currency exchange rate fluctuations between the two periods.

## B. **Liquidity and capital resources.**

The activities of the Company, principally the acquisition of properties prospective for gold and coal are financed through the completion of an equity or debt financing, the exercise of stock options or the sale of exploration properties or marketable securities owned by the Company. For the year ended January 31, 2011, the cash resources of the Company decreased by $643,741. The decrease in cash resources is a result of the use of such resources to meet its commitments and to maintain its exploration projects and the payment of general expenses of the Company. There is no assurance that future sales or equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all (see Item 3.D. – Key Information - Risk Factors).

*Year Ended January 31, 2011 Compared to the Year Ended January 31, 2010*

As at January 31, 2011, the Company had $102,038 in cash and cash equivalents (January 31, 2010: $745,779). The Company had a working capital deficiency of $720,373 as of January 31, 2011, compared to working capital of $529,435 as of January 31, 2010. Working capital has decreased for the current period presented as a result of funds spent on gold and coal projects and maintaining the Company's reporting issuer status and operating activities offset by the sale of the marketable securities for the amount of $275,695.

Current liabilities of $935,688 were up on January 31, 2011, compared to $301,381 as at January 31, 2010 due to the Company's inability to meet its current obligations. The current liabilities are primarily due to accruals for exploration expenditures, wages and general expenditures. The Company's cash and cash equivalents and short-term investments as at January 31, 2011, were not sufficient to pay these liabilities. At January 31, 2011 the Company was attempting to secure a debt and/or equity financing in order to rectify the working capital deficiency that existed. On June 29, 2011, the Company announced that it has entered into a secured bridge loan agreement with Waterton Global Value, L.P. ("Waterton") pursuant to which Waterton has agreed to make an $8,000,000 bridge loan (the "Credit Facility") available to the Company. The amounts drawn down under the Credit Facility will incur interest at 6% per annum and the scheduled repayment date of the Credit Facility is 16 months after the initial closing date. The Credit Facility is secured by amongst other items, the Company's real property assets in Nevada.

The Company may draw down up to US $4,000,000 on the Credit Facility immediately, and may draw down an additional US$4,000,000 upon completing certain operational milestones at the Company's Goldwedge Property located in Nye County, Manhattan, Nevada.

In connection with the Credit Facility, the Company has agreed to pay Waterton a structuring fee and has also provided Waterton with certain royalty interest relating to its Goldwedge Property.

The Company and Waterton have also entered into a gold purchase agreement pursuant to which Waterton has agreed to purchase the Company's production.

As of January 31, 2011, the Company had met its capital commitment obligations to keep all of its property agreements in good standing.

*Year Ended January 31, 2010 Compared to the Year Ended January 31, 2009*

For the year ended January 31, 2010, the Company raised $1.2 million as a result of selling its Railroad project property and $330,015 on the sale of exploration ore. As a result, the cash resources of the Company decreased less than they would have had the property and exploration ore had not been sold. The decrease in cash resources is a result of the use of such resources to meet its commitments and to maintain its exploration projects and the payment of general expenses of the Company offset by the proceeds received on the sale of exploration ore and the sale of the Railroad project property.

As at January 31, 2010, the Company had $745,779 in cash and cash equivalents (January 31, 2009: $1,701,148). The Company had working capital of $529,435 as of January 31, 2010, compared to working capital of $1,757,503 as of January 31, 2009. Working capital has decreased for the current period presented as a result of funds spent on gold and coal projects and maintaining the Company's reporting issuer status and operating activities offset by the proceeds of $1.2 million received on the sale of the Railroad Project property and the proceeds of $330,015 on the sale of exploration ore.

January 31, 2010 due to the salaries not paid to certain employees and accrued to be paid when a financing is obtained and financial conditions improve. The current liabilities are primarily due to accruals for exploration expenditures, wages and general expenditures. The Company's cash and cash equivalents and short-term investments as at January 31, 2010, are sufficient to pay these liabilities. As of January 31, 2010, the Company had met its capital commitment obligations to keep all of its property agreements in good standing.

*Year Ended January 31, 2009 Compared to the Year Ended January 31, 2008*

As at January 31, 2009, the Company had $1,701,148 in cash and cash equivalents (January 31, 2008: $7,209,173). The Company had working capital of $1,857,810 as of January 31, 2009, compared to working capital of $7,785,550 as of January 31, 2008. Working capital has decreased for the current period presented as a result of funds spent on gold and coal projects and maintaining the Company's reporting issuer status and operating activities.

Current liabilities of $190,288 remained stable as at January 31, 2009, compared to $220,737 as at January 31, 2008. The current liabilities are primarily due to accruals for exploration expenditures and general expenditures. The Company's cash and cash equivalents and short-term investments as at January 31, 2009, are sufficient to pay these liabilities.

_____

Due to the nature of the Company's mining business, the acquisition, exploration, and, if warranted, the development of mining properties requires significant expenditures prior to achieving commercial production. Royal Standard will seek to finance such expenditures through the sale of equity, joint venture arrangements with other mining companies or the sale of interests in its properties. There can be no assurance, however, that the Company will be successful in raising capital on acceptable terms or in amounts sufficient to finance exploration expenditures and/or satisfy its commitments under its agreements with third parties. In the event that the Company does not raise capital as planned, it will forfeit its rights to the properties, including the sums expended through the dates of such forfeitures. See Item 3.D. – Key Information - Risk Factors.

## C. Research and development, patents and licenses, etc.
See Items 4.B, 4D, and 5.A. above.

## D. Trend information.

The economic crisis that started in the financial sector has continued to worsen and we are now in the midst of a global recession. The mineral exploration business is undergoing massive scaling down. Capital investment in mineral exploration has dramatically declined with major new projects being cancelled and delayed, and producing properties are subject to shut downs and reduced production. Credit markets have become increasingly inaccessible and many exploration companies that, just one year ago, had large cash resources to invest in exploration activities are now struggling to finance day-to-day operations.

There are uncertainties regarding the price of commodities and the availability of equity and debt financing for the purpose of mineral exploration and development. The cautious behavior relative to the financial markets has made it difficult to raise new capital. However, the Company is optimistic that equity and debt markets will improve in 2011-2012.

Current financial markets are likely to be volatile in Canada and the United States for the remainder of fiscal 2011 and potentially into 2012, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. As well, concern about global growth has lead to sustained drops in the commodity markets. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing or raising funds. As a result, the Company may have difficulties raising equity or debt financing for the purposes of project development.

Also see Items 4.B. and 5.A. above.

## E. Off balance sheet arrangements.
None

## F. Tabular disclosures of contractual obligations.

The Company's liabilities and obligations for the following five years as of January 31, 2010, are summarized below:

| Contractual Obligations | Total | Less Than 1 Year | 1-3 Years | 3-5 Years |
|---|---|---|---|---|
| Option Agreements [a] | $520,000 | $520,000 | $0 | $0 |
| Mining Interests [b] | $795,500 | $159,100 | $318,200 | $318,200 |
| Employment Contract [c] | $1,250,000 | $250,000 | $500,000 | $500,000 |
| Corporate Expenses [d] | $2,000,000 | $400,000 | $800,000 | $800,000 |

(a) Under the terms of the option agreement with Sharpe the Company is required to incur expenditures of approximately $520,000 by December 9, 2011 to exercise its option.

(b) Includes optional payments and expenditures required in order to maintain its various mining interests in good standing. A summary of fees is noted below:

### Gold Wedge Project

In order to maintain property on the Gold Wedge Project, the Company has to pay claim renewal fees to the Bureau of Land Management ("BLM") of approximately $15,000.

### Pinion Project

In order to maintain its lease agreements on the Pinion Project, the Company has to make annual payments of $79,100 for the year ended January 31, 2011 and a commitment of $175,000 (incurred) in exploration expenses which include claim renewal fees of $15,000 to the BLM.

### Fondaway Project

In order to maintain the lease agreements on the Fondaway Project, the Company has to make optional payments of $35,000 before and has to pay claim renewal fees to BLM of approximately $15,000.

(c) The Company has an employment contract dated January 1, 2006 with Mr. Larsen the CEO of the Company. The contract is for a term of five years, allows for a base salary of $250,000 per year and also provides for an additional annual bonus payment. Should the contract be terminated prior to the five year term, the contract has an early termination compensation clause whereby the total amount still outstanding for the remainder of the five year term will be paid to Mr. Larsen.

(d) The Company estimates that it will incur approximately $400,000 per year in corporate expenses over the next five years. These expenditures are generally not committed and are discretionary in nature. The Company will continue to monitor the global market situation and may adjust its expenditures, depending on future market conditions.

Management believes that the Company's cash and cash equivalents and short term investments are not sufficient to meet its expenditures for the next five years as the Company has a working capital deficiency balance of $720,373 (total expected expenditures over the next five years - $4,565,500). As a result, the Company will be required to raise some capital during this period by way of an equity or debt financing, the exercise of options or the sale of an asset to meet its obligations. There is no guarantee that the five year time horizon that management has presented will be realized. See Item 3.D. – Key Information - Risk Factors.

### G. Safe harbor.

Not applicable.

## Item 6. Directors, Senior Management and Employees
### A. Directors and senior management.

The following table sets out the names of and related information concerning each of the officers and directors of Royal Standard.

| NAME | OFFICE HELD | SINCE |
|------|-------------|-------|
| Roland M. Larsen<br>Heathsville, VA | President, Chief Executive Officer<br>and Director<br>Corporate Governance Committee | May, 1996 |
| J. Allan Ringler[1]<br>Toronto, Ontario | Director and CFO | March 2009 |
| George A. Duguay<br>Toronto, Ontario | Secretary | March, 2009 |
| Kimberly L. Koerner<br>Brambleton, VA | Director and Treasurer<br>Audit Committee | May, 2001 |
| James B. Clancy<br>Toronto, Ontario | Director<br>Audit Committee (Chair) | March, 2009 |
| Paul G. Smith<br>Toronto, Ontario | Director<br>Audit Committee | March, 2009 |

Notes:
(1)    Mr. Ringler resigned as CFO and the Board of Directors effective June 17, 2011 and has not yet been replaced.

The following discussion provides information on the principal occupations of the above-named directors and executive officers of the Company within the preceding five years.

*Roland M. Larsen*

Mr. Larsen has 30 years of experience in the natural resource industry, both in exploration and management roles. From November 1993 to the present, he has been serving as the President of Sharpe Resources Corporation, a junior natural resource issuer.  From 1981 to 1991, Mr. Larsen served District/Regional Exploration Manager with Inc. and BHP Minerals, Inc., both of which are junior natural resource issuers.  Earlier in his career, he worked with BHP Minerals International Inc. for a period of ten years, where he was the Exploration Manager of the Eastern United States and the North Atlantic Region.  Prior to that, he was the Senior Geologist for NL Industries, Inc.  In addition, he has several years of experience working with consulting engineering firms including Derry, Michner and Booth, and Watts Griffis & McOuat Limited.  He is a member of the Society of Economic Geologists, the American Association of Professional Geologists and the Society of American Institute of Mining, Metallurgy, and Exploration Inc.  Mr. Larsen holds a B.Sc. and M.Sc. degrees in geology.

*J. Allan Ringler*

Mr. Ringler has 20 years of experience providing corporate and financial services to public companies. He has been President of Allan Ringler Services Inc. since January 1989 and was previously a partner of Duguay & Ringler Corporate Services, a provider of corporate and financial services to public companies, from January 1989 until February 2006. Mr. Ringler co-founded Equity Transfer & Trust Company ("Equity Transfer"), a provider of transfer agent and corporate trust services, acting as its President from November 2002 to January 2006. He has been a director of Grey Horse Corporation, the parent company of Equity Transfer since 2004. Mr. Ringler holds a Bachelor of Arts degree from the University of Western Ontario and a Bachelor of Commerce degree from the University of Windsor. He is a Certified Management Accountant and a member of the Institute of Chartered Secretaries and Administrators of Canada.

### *James B. Clancy*

Mr. James B. Clancy is presently Director - Finance for Techint E. & C. Canada, involved in a Joint Venture with R.B. Somerville Ltd for three sections of the Alberta Clipper Pipeline Project in Western Canada. James has been involved as General Manager and/or Chief Financial Officer in the pipeline construction business in Canada and overseas for over thirty years. He has an Honours Commerce degree from the University of Toronto and is a member of the Canadian Institute of Chartered Accountants. Jim presently sits on the board and is Chairman of the Audit Committee of Galantas Gold Corporation (TSX VENTURE:GAL)(AIM:GAL).

### *Paul G. Smith*

Paul G. Smith is President and CEO of Grey Horse Corporation (TSX:GHC) and CEO of its principal subsidiary, Equity Transfer & Trust Company. Prior to GHC, Paul held management positions at BCE, served as Executive Assistant to the Prime Minister of Canada, and was an aide to the Ministers of External Affairs and International Cooperation. Paul holds an MBA from INSEAD, an MPA from Carleton University, and undergraduate degrees from the University of Ottawa. Paul sits on the boards of GHC, VIA Rail and the Atlantic Council. He is a member of the C.D. Howe Institute's Financial Services Research Initiative and Carleton University's School of Public Policy and Administration Leadership Council. Paul's other public company board positions include Storage Vault Canada Inc. (TSX VENTURE:SVI).

### *Kimberly L. Koerner*

Ms. Koerner is a Financial Analyst and Consultant. She has been serving as the Treasurer of the Company from May 1996 to the present. Ms. Koerner has also been serving as the Secretary and Treasurer of Sharpe Energy Company, a U.S. subsidiary of Sharpe Resources Corporation, from November, 1995 to the present. From April 1992 to February 1994, she served as the Assistant Director, Market Research of the National Association of Printing and Publishing Technology, a trade association. From February 2000 to August 2003 she served as the assistant to the CFO of Argent Ventures LLC in New York City. Ms. Koerner has B.Sc. degree in Finance from the University of South Carolina. Ms. Koerner is the daughter of Roland M. Larsen, President, Chief Executive Officer and a Director.

### *George A. Duguay*

George Duguay is a senior executive with experience in the technology, financial services and resource industries. Since 1988 he has been the President of G. Duguay Services Inc, a partner of Duguay & Ringler Corporate Services until February 2006. A provider of corporate and financial administrative services to public companies G. Duguay Services Inc. continues to act as a consultant in this area.  In addition, Mr. Duguay was a founder of Equity Transfer and Trust Company, a provider of transfer agency and corporate trust services.  He is presently Corporate Secretary of three public companies.  During the period May 1993 to December 2004, Mr. Duguay served as Director of Genesis Microchip Inc., the world's leading supplier of display image processors.  Mr. Duguay is a Certified General Accountant and an associate of the Institute of Chartered Secretaries.

## B.  <u>Compensation.</u>

*Overview*
The Board of Directors is responsible for setting the overall compensation strategy of the Corporation and for evaluating and approving the compensation of directors and executive officers.  The Corporation has not delegated these responsibilities to a separate board committee. The Board of Directors annually reviews the base salary, incentive compensation and long-term compensation for the Corporation's executive officers to determine if the compensation package for executive officers continues to be appropriate or if any modifications are required. Factors considered by the Board of Directors in establishing suitable compensation packages for its executive officers include, the early stage of development of the Corporation, the small number of executive officers, financial resources available to the Corporation, competitive factors and the time committed by the executive officer to the affairs of the Corporation.

*Objectives of Compensation Program*
It is the objective of the Corporation's compensation program to attract and retain highly qualified executives and to link incentive compensation to performance and shareholder value.  It is the goal of the Board of Directors to endeavor to ensure that the compensation of executive officers is sufficiently competitive to achieve the objectives of the executive compensation program.  The Board of Directors gives consideration to the Corporation's contractual obligations, performance, quantitative financial objectives including relative shareholder return as well as to the qualitative aspects of the individual's performance and achievements.

*Role of Executive Officers in Compensation Decisions*
The Board of Directors will receive and review any recommendations of the President and Chief Executive Officer relating to the general compensation structure and policies and programs for the Corporation and the salary and benefit levels for executive officers.

*Elements of the Compensation Program*
The Corporation's compensation program comprises (i) base salary and (ii) long term incentives including an incentive stock option plan (the "Plan").  Each component of the executive compensation program is addressed below.

*Base Salaries and Benefits*
Salaries for executive officers are reviewed annually based on corporate and personal performance and on individual levels of responsibility. Salaries of the executive officers are not determined based on a specific formula.  The Board of Directors considers, and, if thought appropriate, approves salaries recommended by the President and Chief Executive Officer for the other executive officers of the Corporation.  As stated above, base salaries are established to be competitive in order to attract and retain highly qualified executives.

The Corporation does not provide any pension or retirement benefits to its executive officers.

*Long Term Incentives and Stock Option Plan*
The Board of Directors administers the Plan that is designed to provide a long-term incentive that is linked to shareholder value. The Board of Directors determines the number of options to be granted to each executive officer based on the level of responsibility and experience required for the position. The Board of Directors regularly reviews and where appropriate adjusts the number of options granted to individuals and determines the vesting provisions of such options. The Board of Directors sets the number of options as appropriate designed to attract and retain qualified and talented personnel. The Board of Directors also takes account of the Corporation's contractual obligations and the award history for all participants in the Plan.

*Option based awards*
The Company maintains a Stock Option Plan ("the Plan") which was ratified by the shareholders of the Corporation at its last annual meeting held on June 27, 2008. The purpose of the Plan is to develop the interest of officers, directors, employees, management company employees, and consultants of the Corporation in the growth and development of the Corporation by providing them with the opportunity through stock options to acquire an increased proprietary interest in the Corporation.

The Plan is a "rolling" plan under which up to 10% of the issued and outstanding common shares of the Corporation from time to time, subject to adjustment in certain circumstances, may be issued. The full text of the Plan is set out in Schedule B to the Management Proxy Circular dated May 12, 2008 filed on SEDAR in connection with the holding of the Annual and Special Meeting of Shareholders held on June 27, 2008.

As of January 31, 2011, the following stock options were outstanding:

| **Number of Options** | **Exercise Price** | **Expiry Date** |
|:---:|:---:|:---:|
| 7,904,691 | $0.10 | June 26, 2014 |

On June 26, 2009 the Company cancelled 5,842,500 options (including 4,155,191 options granted to the CEO of the company) with exercise prices between CDN$0.29 and CDN$1.44 with various expiry dates between April 13, 2010 and July 13, 2012.

The Corporation did not grant any option-based awards to executive officers during the year ended January 31, 2011.

*Compensation of Officers*
Securities legislation requires the disclosure of compensation received by each "Named Executive Officer" of the Corporation for the three most recently completed financial years that end on or after December 31, 2008. "Named Executive Officer" is defined by the legislation to mean (i) each of Chief Executive Officer and Chief Financial Officer of the Corporation and (ii) each of the Corporation's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year and whose total compensation exceeds C$150,000, and (iii) any additional individual for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed financial year end of the Corporation.

The following table sets forth a summary of all compensation for services earned during the three most recently completed financial years ended on January 31, 2011, January 31, 2010 and 2009 by Roland Larsen, who served as President and Chief Executive Officer during those periods, Samuel Gulko, who served as Chief Financial Officer from February 1, 2008 to July 21, 2008, Leon Walker, who served as Chief Financial Officer from July 22, 2008 to March 5, 2009 and J. Allan Ringler who was appointed Chief Financial Officer on March 5, 2009. (collectively the "Named Executive Officers")..

## Summary Compensation Table

| Name and Principal Position | Fiscal Year | Salary ($) | Share-based Awards ($) | Option-based Awards ($) | Non-equity Incentive Plan Compensation ($) Annual & Long Term | Pension Value ($) | All Other Compensation ($) | Total Compensation ($) |
|---|---|---|---|---|---|---|---|---|
| Roland M. Larsen, President and CEO | 2011<br>2010<br>2009 | $317,276<br>$249,986<br>$249,995 | Nil<br>Nil<br>Nil | Nil<br>$166,207[6]<br>Nil | Nil<br>Nil<br>Nil | N/A<br>N/A<br>N/A | $10,520[1]<br>$10,520[1]<br>$10,520[1]<br>C$8,000[2] | $327,796<br>$426,713<br>$268,515 |
| Samuel Gulko, CFO[3] | 2009 | $23,800 | Nil | Nil | Nil | N/A | Nil | $23,800 |
| Leon Walker, CFO[4] | 2010<br>2009 | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil | N/A<br>N/A | Nil<br>Nil | Nil<br>Nil |
| J. Allan Ringler CFO[5] | 2011<br>2010 | $42,000<br>$38,500 | Nil<br>Nil | Nil<br>$14,000 | $300,000<br>Nil | N/A<br>N/A | Nil<br>Nil | $42,000<br>$52,500 |

(1) This amount represents $3,346 for Medical Insurance paid by the Corporation and $7,174 for premiums pertaining to a $1,000,000 Term Life Insurance policy on the life of Roland Larsen.

(2) C$8,000 was paid to Mr. Larsen as fees pertaining to him acting as a Director of the Corporation and for attending Meetings of the Directors.  The payment of these fees was discontinued after January 31, 2009.

(3) Samuel Gulko ceased serving as Chief Financial Officer of the Corporation effective July 21, 2008.

(4) Leon Walker was appointed Chief Financial Officer effective July 22, 2008 and served until March 5, 2009.

(5) J. Allan Ringler was appointed Chief Financial Officer effective March 5, 2009.

(6) Roland Larsen was granted 4, 155,191 and J. Allan Ringler was granted 350,000 options to acquire common shares granted on June 26, 2009, exercisable at a price of $0.10 per common share and expiring on June 26, 2014. The value of the option-based award is calculated using the grant date fair value ($004) multiplied by the number of options granted. The grant date fair value of $0.04 for each option has been calculated using the Black-Scholes Option Pricing Model using the following assumptions: risk-free interest rate of 2.53%; volatility of 187.73%; expected dividend yield of Nil; and expected option life of 5 years.

*Incentive Plan Awards*

*Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards*

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the financial year ended January 31, 2011 in favor of the Named Executive Officers of the Corporation.

| | Option-based Awards | | | | Share-based Awards | |
|---|---|---|---|---|---|---|
| Name | Number of securities underlying unexercised Options (#) | Option exercise price ($) | Options expiration date | Value of unexercised in-the-money options[1] ($) | Number of shares or units of shares that have not vested (#) | Market or payout value of share-based awards that have not vested ($) |
| Roland Larsen | 4,155,192 | US $0.10 | June 26, 2014 | Nil | Nil | Nil |
| J. Allan Ringler | 350,000 | US $0.10 | June 26, 2014 | Nil | Nil | Nil |

Notes:
(1)  Based on the closing price of the common shares on the US OTC Bulletin board of $0.08 on January 31, 2011 less the exercise price in respect of such options.

### Incentive Plan Awards – Value Vested or Earned During the Year

There was no value vested or earned during the year ended January 31, 2011 in respect of option-based awards, share-based awards and non-equity incentive plan compensation by Named Executive Officers of the Corporation.

### Pension Plan Benefits

The Corporation does not have any pension or retirement plans.

### Deferred Compensation Plans

The Corporation does not have any deferred compensation plans.

### Employment Contracts

The provision of Roland Larsen's services as President and Chief Executive Officer of the Corporation is governed by a Management Employment Agreement dated January 1, 2006, between the Corporation and Mr. Larsen (the "Employment Agreement"). The Employment Agreement was effective January 1, 2006 and is for a term of five years ending on January 1, 2011. The Employment Agreement shall be automatically renewed for an additional five years unless a Motion of Termination, as set out in the Employment Agreement, is given during the three month period immediately prior to the expiration of the first term. The Employment Agreement pursuant to an agreement dated January 1, 2011 extended the original agreement from January 1, 2011 until January 1, 2016.

The Employment Agreement provides for basic compensation of $250,000 per annum. On January 1, 2011, and on each January 1 during the term of the Employment Agreement, the basic compensation may be increased by ten per cent per annum. In addition to this increase, under the Employment Agreement Mr. Larsen shall be entitled to additional increases in basic compensation at the discretion of the Board of Directors or the Compensation Committee. As of January 31, 2011 no increases in basic compensation have been granted and the Basic Compensation remains at $250,000. Under the Employment Agreement, Mr. Larsen is entitled to fringe benefits, including disability insurance and medical benefits and life insurance. Presently the Corporation funds a term life insurance policy on the life of Mr. Larsen in the amount of $1,000,000 of which his wife is the beneficiary. Under the Employment Agreement, Mr. Larsen may be awarded a bonus with respect to certain performance goals set by the Board of Directors or the

Compensation Committee. For the fiscal year end January 31, 2011 no bonus was paid pursuant to the Employment Agreement. The Employment Agreement may be terminated by either party on 30 days written notice, and if terminated by Mr. Larsen for good reason or by the Corporation without cause, the agreement provides that the Corporation shall, in addition to all amounts owing to the date of termination, pay to Mr. Larsen the aggregate basic compensation for the greater of three years and the remaining term of the Employment Agreement.

The provisions of the services of J. Allan Ringler as Chief Financial Officers of the Corporation are not governed by any agreement between him and the Corporation.

## *Compensation of Directors*

The following table sets forth all amounts of compensation provided to the non-executive directors for the Corporation's most recently completed financial year.

| Name | Fees earned ($) | Share-based Awards ($) | Option-based Awards ($) | Non-equity incentive plan compensation ($) | Pension Value ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| James Clancy | C$6,000 | Nil | Nil | Nil | Nil | Nil | C$6,000 |
| Paul G. Smith | C$5,000 | Nil | Nil | Nil | Nil | Nil | C$5,000 |
| Kimberly Koerner | $5,000 | Nil | Nil | Nil | Nil | Nil | $5,000 |

## *Board Fees*

During the fiscal year ended January 31, 2011, each of the non-executive directors was entitled to annual compensation in the amount of C$5,000 and the payments in connection with attending meetings of the Board and meetings of the Board's committees. The Non-Executive Chairman of the Board was entitled to additional annual compensation as was the Chairman of the Audit Committee.

## *Incentive Plan Awards for Directors*
## *Outstanding Option-Based Awards and Share-Based Awards*

The following table (presented in accordance with Form 51-102F6) sets forth for each non-executive director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

| | Option-based Awards | | | | Share-based Awards | |
|---|---|---|---|---|---|---|
| Name | Number of securities underlying unexercised Options (#) | Option exercise price ($) | Options expiration date | Value of unexercised in-the-money options[1] ($) | Number of shares or units of shares that have not vested (#) | Market or payout value of share-based awards that have not vested ($) |
| James Clancy | 200,000 | US $0.10 | June 26, 2014 | Nil | N/A | N/A |
| Paul G. Smith | 200,000 | US $0.10 | June 26, 2014 | Nil | N/A | N/A |
| Kimberly Koerner | 2,405,000 | US $0.10 | June 26, 2014 | Nil | N/A | N/A |

Notes:
 (1)   Based on the closing price of the common shares on the US OTC Bulletin board of $0.08 on January 31, 2011 less the exercise price in respect of such options.

## *Incentive Plan Awards – Value Vested or Earning During the Year*

There was no value vested or earned during the year ended January 31, 2011 in respect of option-based awards, share-based awards and non-equity incentive plan compensation by directors of the Corporation (who are not also Named Executive Officers).


*Discussion*

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, are set out above in the Compensation Discussion and Analysis. No outstanding options held by directors were exercised during the financial year ended January 31, 2011.

Generally, each year the Board considers whether to grant additional options to the directors. However, there are no definitive arrangements and such consideration is done after review and consideration by the Board of Directors. During the fiscal year ended January 31, 2011, no additional options were granted to the directors.

*Directors' and Officers' Liability Insurance*

The Corporation maintains directors' and officers' liability insurance (containing industry standard exclusions and deductibles) in order to protect the Corporation and its directors and officers against any legal action which may arise due to alleged wrongful acts on the part of directors and officers of the Corporation. The policy provides for an aggregate per claim loss coverage of Cdn. $4,000,000 at a premium cost of Cdn. $19,000 per annum.

## C. **Board practices.**

Information regarding the current term of office and length of service of the members of the Board of Directors is shown on item 6A.

In April 2003 the Company implemented new corporate governance policies pursuant to which the Company has implemented corporate governance practices.

*Responsibilities of the Board of Directors*

The Board recognizes it is responsible for the stewardship of the business and affairs of the Company and has adopted a set of principles and practices setting out its stewardship responsibilities. Under its mandate, the Board seeks to discharge such responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure, and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Company for the benefit of all shareholders. As part of the strategic planning process, the Board contributes to the development of a strategic direction for the Company by reviewing, on an annual basis, the Company's principal opportunities, the processes that are in place to identify such opportunities and the full range of business risks facing the Company, including strategic, financial, operational, leadership, partnership and reputation risks. On an ongoing basis, the Board also reviews with management how the strategic environment is changing, what key business risks and opportunities are appearing and how they are managed, including the implementation of appropriate systems to manage these risks and opportunities. The performance of management, including the Company's Chief Executive Officer, is also supervised to ensure that the affairs of the Company are conducted in an ethical manner. The

Board, directly and through its committees, ensures that the Company puts in place, and reviews at least on an annual basis, comprehensive communication policies to address how the Company (i) interacts with analysts, investors, other key stakeholders and the public, and (ii) complies with its continuous and timely disclosure obligations and avoids selective. Finally, the Board monitors the integrity of corporate internal control procedures and management information systems to manage such risks and ensure that the value of the underlying asset base is not eroded.

The Board from time to time delegates to senior executives the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. According to the Company's policy, investments and other similar expenditures above the specified limits, including major capital projects as well as material transactions outside the ordinary course of business, whether on or off balance sheet, are reviewed by, and subject to, the prior approval of the Board.

Following are the principles of the Company's corporate governance arrangements:

- Subject to the relatively small size of the Company and to business needs, the size of the Board must be kept to a sufficiently low number to facilitate open and effective dialogue and full participation and contribution of each Director.
- The Board must function as a cohesive team, with shared responsibilities and accountabilities that are clearly defined, understood and respected.
- The Board must have the ability to exercise all its supervisory responsibilities independent of any influence by management.
- The Board must have access to all the information needed to carry out its full responsibilities. Information must be available in a timely manner and in a format conducive to effective decision making.
- The Board must develop, implement, and measure effective corporate governance practices, processes and procedures.

### *Committees of the Board*

There is currently one committee of the board of directors being the audit committee. The board does not have, nor does it currently intend to form, a nominating, compensation or corporate governance committee. It is the view of the board of directors that its current size (five) is small enough to make such additional committees counter-productive. In addition to regularly scheduled meetings of the board, its members are in continuous contact with one another and with the members of senior management. If the size of the board were to be enlarged or if the Company were to undergo a substantial change in its business and operations, consideration would at that point be given to the formation of additional committees. The mandate and activities of the Company's audit committee is as follows:

### *Audit Committee*

The Audit Committee shall be composed of three members or such greater number as the board of directors may from time to time determine. A majority of the members of the Audit Committee shall be resident Canadians and unrelated to the Corporation and all members of the Audit Committee shall be non-management directors. Members shall be appointed annually from among the members of the board of directors. The Chair of the Audit Committee shall be appointed by the board of directors. All members of the Audit Committee shall be financially literate. An Audit Committee member who is not financially literate may be appointed to the Audit Committee provided that the member becomes financially literate within a reasonable period of time. The following persons have been initially appointed to the Audit Committee, with the Chair to be as designated:

> James B. Clancy (Chair)
> Paul G. Smith
> Kimberly Koerner

The Audit Committee's primary duties and responsibilities are to:

> a) Identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;
> b) Monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;
> c) Monitor the independence and performance of the Corporation's external auditors;
> d) Provide an avenue of communication among the external auditors, management and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Corporation's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

The Audit Committee shall, in addition to any other duties and responsibilities specifically assigned or delegated to it from time to time by the board of directors:

> a) Meet with the independent external auditors (the "auditors") and the senior management of the Corporation to review the year-end audited financial statements of the Corporation which require approval by the board of directors, prior to the issuance of any press release in respect thereof;
> b) Review with senior management and, if necessary, the auditors, the interim financial statements of the Corporation prior to the issuance of any press release in respect thereof;
> c) Review the MD&A and press releases containing financial results of the Corporation;
> d) Review all prospectuses, material change reports and annual information forms;
> e) Review the audit plans and the independence of the auditors;
> f) Meet with the auditors independently of management;
> g) In consultation with senior management, review annually and recommend for approval by the board of directors:
> > (i) the appointment of auditors at the annual general meeting of shareholders of the Corporation;
> > (ii) the remuneration of the auditors; and
> > (iii) pre-approve all non audit services to be provided to the Corporation by the external auditor;
> h) review with the auditors:
> > (i) the scope of the audit;

(ii) significant changes in the Corporation's accounting principles, practices or policies; and

(iii) new developments in accounting principles, reporting matters or industry practices which may materially affect the financial statements of the Corporation;

i) review with the auditors and senior management the results of the annual audit, and make appropriate recommendations to the board of directors, having regard to, among other things:

(i) the financial statements;

(ii) management's discussion and analysis and related financial disclosure contained in continuous disclosure documents;

(iii) significant changes, if any, to the initial audit plan;

(iv) accounting and reporting decisions relating to significant current year events and transactions;

(v) the audit findings report and management letter, if any, outlining the auditors' findings and recommendations, together with management's response, with respect to internal controls and accounting procedures; and

(vi) any other matters relating to the conduct of the audit, including the review and opportunity to provide comments in respect of any press releases announcing yearend financial results prior to issue and such other matters which should be communicated to the Audit Committee under generally accepted auditing standards;

j) Review with the auditors the adequacy of management's internal control procedures and management information systems and inquiring of management and the auditors about significant risks and exposures to the Corporation that may have a material adverse impact on the Corporation's financial statements, and inquiring of the auditors as to the efforts of management to mitigate such risks and exposures;

k) Monitor policies and procedures for reviewing directors' and officers' expenses and perquisites, and inquire about the results of such reviews;

l) Review and approve written risk management policies and guidelines including the effectiveness of the overall process for identifying the principal risks affecting financial reporting;

m) Review issues relating to legal, ethical and regulatory responsibilities to monitor management's efforts to ensure compliance Including any legal matters that could have a significant impact on the Corporation's financial statements, the Corporation's compliance with applicable laws and regulations and inquiries received from regulators of governmental agencies; and,

n) Establish procedures for:

(i) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

*Corporate Governance Committee*

The Board of Directors as a whole takes custody of the Corporate Governance for the Company and is responsible for the development, maintenance, and disclosure of the Company's corporate governance practices. The mandate relating to Corporate Governance includes:

- developing criteria governing the size and overall composition of the Board;
- conducting an annual review of the structure of the Board and its committees, as well as of the mandates of such committees;
- recommending new nominees for the Board (in consultation with the Chairman and the Chief Executive Officer); and
- recommending the compensation of directors ensuring that the Company's policy on disclosure and insider trading, including communication to the different stakeholders about the Company and its subsidiaries, documents filed with securities regulators, written statements made in documents pertaining to the Company's continuous disclosure obligations, information contained on the Company's Web site and other electronic communications, relationships with investors, the media and analysts is timely, factual and accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements.

*Conflicts of Interest*

Some of the directors and officers of Royal Standard also serve as directors and officers of other companies involved in the resource exploration sector. Consequently, there exists a possibility for any such officer or director to be placed in a position of conflict. Each such director or officer is subject to fiduciary duties and obligations to act honestly and in good faith with a view to the best interests of the Company. Similar duties and obligations will apply to such other companies. Thus any future transaction between the Company and such other companies will be for bona fide business purposes and approved by a majority of disinterested directors of the Company.

**D. Employees.**

In addition to the listed officers, at January 31, 2011, the Company had four full-time and two part-time employees.

## E. Share ownership.

| Name | Office Held | Number of Common Shares Beneficially Owned or Over Which Control is Exercised[(1)(2)] |
|---|---|---|
| Roland M. Larsen | President, CEO & Director | 1,977,000 |
| J. Allan Ringler | Director | Nil |
| James B. Clancy | Director | Nil |
| Kimberly L. Koerner | Director | 160,000 |
| Paul G. Smith | Director | Nil |
| George A. Duguay | Corporate Secretary | Nil |

(1) The information as to shares beneficially owned or over which control or direction is exercised not being within the knowledge of the corporation has been furnished by the respective individuals.

(2) Pursuant to a Settlement Agreement and Mutual General Release among the Company and certain shareholders of the Company (the "Settlement Agreement"), dated November 29, 2007, such shareholders agreed that for a period of thirty-six (36) months from the date of the Settlement Agreement, they will vote or cause to be voted the shares owned, controlled or directed by them, being a total of 8,229,000 shares, as directed by the Board, except in the event of an unsolicited take-over bid for the Company that is not solicited or encouraged by such shareholders. A press release in respect of the Settlement Agreement was issued by the Company on December 13, 2007. These shares are not included in the above table.

## Item 7. Major Shareholders and Related Party Transactions

### A. Major Shareholders

As of January 31, 2011, to the knowledge of the directors and officers of the Company, no person beneficially owned, directly or indirectly, or exercised control or direction over, 10% or more of the Company's outstanding common shares, except the following:

| Name of Shareholder | Number of Common Shares Owned | Percentage of Common Shares Outstanding [(1)] |
|---|---|---|
| CDS & Co.[(2)] | 67,834,173 | 80.896% |

Notes:

(1) Based on 83,853,825 Common Shares issued and outstanding as at January 31, 2011.

(2) This is a nominee account. To the knowledge of the Company, there is no beneficial ownership of these shares by this nominee. The shares are held by a number of securities dealers and other intermediaries holding shares on behalf of their clients who are the beneficial owners.

### B. Related party transactions.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of Royal Standard or the Company has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation, except as disclosed in the financial statements included herein.

## C.  Interests of experts and counsel.
Not Applicable.

## Item 8.  Financial Information

### A.  Consolidated Statements and Other Financial Information
Following is a list of financial statements filed as part of the annual report under Item #17

- Auditor's Report for Royal Standard Minerals Inc. for the years ended January 31, 2011, 2010, 2009, 2008and 2007
- Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2011 and 2010
- Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2011, 2010, 2009
- Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2011, 2010, 2009
- Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.
- Management's Discussion and Analysis for the year ending January 31, 2011

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars.  For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #21 of the notes to the consolidated financial statements of Royal Standard Minerals Inc.

### B.  Significant Changes.

### Future accounting changes

(i) *International Financial Reporting Standards ("IFRS")*
The Canadian Accounting Standards Board ("AcSB") has confirmed that IFRS will replace current Canadian GAAP for publicly accountable enterprises, effective for fiscal years beginning on or after January 1, 2011.

Accordingly, the Company will report interim and annual consolidated financial statements (with comparatives) in accordance with IFRS beginning with the quarter ended April 30, 2011. The Company's 2011 interim and annual consolidated financial statements will include comparative 2010 financial statements, adjusted to comply with IFRS.  Details of the Company's IFRS Plan can be read in the Company's Management Discussion and Analysis for the Year Ended January 31, 2011 included in Item 17.

*IFRS 9 Financial Instruments ("IFRS 9")*

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments Recognition and Measurement ("IAS 39").  IFRS 9 used a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing he multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.

*IFRS 10 Consolidated Financial Statements ("IFRS 10")*

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPE's in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (208). The Company intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. The Company is assessing the impact of IFRS 10 on its financial statements.

*IFRS 11 Joint Arrangements ("IFRS 11")*

IFRS 11 replaces the guidance in IAS 31 Interest in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective3 and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11 joint ventures are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented. The investment's opening balance is tested for impairment in accordance with IAS 28 and IAS 36 Impairment of Assets. Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS11 in its financial statements for the annual period beginning on January 1, 2013. The Company is assessing the impact of IFRS 11 on its financial statements.

*IFRS 13 Fair Value Measurement ("IFRS 13")*

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

*Amendments to Other Standards*

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements and IAS 28, Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10-13.

*Future Accounting Changes*

The IASB is expected to publish new IFRSs on the following topics during 2011. The company will assess the impact of these new standards on the Company's operations as they are published.

- Hedge accounting
- Leases
- Revenue recognition
- Stripping costs and
- Financial instruments

## Item 9. The Offer and Listing

### A. Offer and listing details.

The only share capital issued of Royal Standard is its Common Shares. The Common Shares of Royal Standard are without nominal or par value. Each Common Share ranks equally with all other Common Shares with respect to dissolution, liquidation or winding-up of Royal Standard and payment of dividends. The holders of Common Shares are entitled to one vote for each share held of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of Royal Standard out of funds legally available therefore and to receive pro rata the remaining property of Royal Standard on dissolution. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

The following table sets forth the reported high and low sales prices and the average daily trading volume of the outstanding Common Shares.

TSX Venture Exchange (stated in Canadian Currency)

| | | | High | Low | Average Daily Volume |
|---|---|---|---|---|---|
| January 1, 2003 | To | March 31, 2003 | $0.00 | $0.00 | 0 |
| April 1, 2003 | To | June 30, 2003 | $0.40 | $0.21 | 13,728 |
| July 1, 2003 | To | September 30, 2003 | $0.40 | $0.20 | 151,583 |
| October 1, 2003 | To | December 31, 2003 | $0.47 | $0.25 | 53,416 |
| January 1, 2004 | To | March 31, 2004 | $0.46 | $0.25 | 78,814 |
| April 1, 2004 | To | June, 30, 2004 | $0.46 | $0.30 | 79,530 |
| July 1, 2004 | To | September 30, 2004 | $0.42 | $0.29 | 21,137 |
| October 1, 2004 | To | December 31, 2004 | $0.47 | $0.26 | 90,704 |
| January 1, 2005 | To | March 31, 2005 | $0.45 | $0.26 | 37,522 |

| | | | | | |
|---|---|---|---|---|---|
| April 1, 2005 | To | June 30, 2005 | $0.43 | $0.28 | 25,394 |
| July 1, 2005 | To | September 30, 2005 | $0.75 | $0.33 | 259,892 |
| October 1, 2005 | To | December 31, 2005 | $1.00 | $0.61 | 257,685 |
| January 1, 2006 | To | March 31, 2006 | $1.45 | $0.83 | 258,527 |
| April 1, 2006 | To | June 30, 2006 | $1.65 | $0.93 | 321,319 |
| July 1, 2006 | To | September 30, 2006 | $1.15 | $0.67 | 51,767 |
| October 1, 2006 | To | December 31, 2006 | $0.79 | $0.40 | 128,733 |
| January 1, 2007 | to | March 31, 2007 | $0.64 | $0.41 | 39,533 |
| April 1, 2007 | To | June 30, 2007 | $0.85 | $0.45 | 55,800 |
| July 1, 2007 | To | September 30, 2007 | $0.67 | $0.35 | 127,998 |
| October 1, 2007 | To | December 31, 2007 | $0.58 | $0.39 | 111,618 |
| January 1, 2008 | to | March 31, 2008 | $0.53 | $0.23 | 98,037 |
| April 1, 2008 | To | June 30, 2008 | $0.31 | $0.18 | 149,619 |

**Over the Counter Bulletin Board (stated in US currency).**

| | High | Low | Average |
|---|---|---|---|
| July - September 2008 | $0.25 | $0.09 | 24,433 |
| October - December 2008 | $0.16 | $0.03 | 40,900 |
| January - March 2009 | $0.45 | $0.03 | 9,500 |
| April – June 2009 | $0.12 | $0.05 | 123,634 |
| July – September 2009 | $0.08 | $0.04 | 107,933 |
| October – December 2009 | $0.16 | $0.06 | 151,200 |
| January – March 2010 | $0.10 | $0.07 | 53,233 |
| April – June 2010 | $0.12 | $0.06 | 100,067 |
| July – September 2010 | $0.10 | $0.05 | 35,848 |
| October – December 2010 | $0.09 | $0.06 | 113,561 |
| January – March 2011 | $0.12 | $0.07 | 97,574 |
| April – June 2011 | $0.13 | $0.07 | 63,373 |

**B. Plan of Distribution**

Not Applicable

**C. Markets**

The common shares currently trade on the US-OTC Bulletin Board under the symbol "RYSMF".

**D. Selling shareholders.**

Not Applicable

**E. Dilution.**

Not Applicable

**F. Expenses of the issue.**

Not Applicable

## Item 10. Additional Information

**A. Share capital.**

Not applicable

### B.  Memorandum and articles of association.
These documents were filed with the registration statement in November 1996.

### C.  Material contracts.

1.  The provision of Roland Larsen's services as President and Chief Executive Officer of the Corporation is governed by a Management Employment Agreement dated January 1, 2006, between the Corporation and Mr. Larsen (the "Employment Agreement").  The Employment Agreement was effective January 1, 2006 and is for a term of five years ending on January 1, 2011.  The Employment Agreement shall be automatically renewed for an additional five years unless a Motion of Termination, as set out in the Employment Agreement, is given during the three month period immediately prior to the expiration of the first term.  The Employment Agreement pursuant to an agreement dated January 1, 2011 extended the original agreement from January 1, 2011 until January 1, 2016.

2.  In order to maintain its property on the Gold Wedge project, the Company has to pay claim renewal fees to the Bureau of Land Management ("BLM") of approximately $15,000.

3.  In order to maintain its lease agreements on the Pinon Project, the Company has to make annual payments of $79,100 for the year ended January 31, 2012 and a commitment of $175,000 (incurred) in exploration expenses which include claim renewal fees of $15,000 to the BLM.

4.  In order to maintain the lease agreements on the Fondaway Project, the Company has to make optional payments of $35,000 and has to pay claim renewal fees to the BLM of approximately $15,000.

### D.  Exchange controls.
There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, including foreign exchange controls, or that affects the remittance of dividends, interest or other payments to non-resident holders of Common Shares, other than withholding tax requirements and potential capital gain on the disposition of the Common Shares under certain circumstances.  (See Item 10. E. - Taxation.)

There is no limitation imposed by Canadian law or by the Articles or other charter documents of the Company on the right of a non-resident to hold or vote Common Shares, other than as provided by the Investment Canada Act (Canada) as amended, including as amended by the World Trade Organization Implementation Act (Canada).  The following summarizes the principal features of the Investment Canada Act for non-Canadians who propose to acquire Common Shares.

The Investment Canada Act (the "Act") enacted on June 20, 1985, as amended, including as amended by the World Trade Organization Implementation Act (Canada), requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the Act.  "Non-Canadian" generally means an individual who is not a Canadian citizen or permanent resident, or a Corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.  For purposes of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of voting interests or shares in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business whether or not the controlling entity is Canadian. Under the Act, control of a Corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a Corporation, and is presumed to be acquired where at least one-third, but less than a majority, of the voting shares of a Corporation or of an equivalent undivided ownership interest in the voting shares of a Corporation are acquired unless it can be established that the Corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

All investments to acquire control of a Canadian business are notifiable, unless they are reviewable. Investments requiring review and approval include: (i) a direct acquisition of control of a Canadian business with assets with a value of Cdn. $5,000,000 or more; (ii) an indirect acquisition of control of a Canadian business where the value of the assets of the Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is Cdn. $50,000,000 or more; and (iii) an indirect acquisition of control of a Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is Cdn. $5,000,000 or more and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired. Subject to certain exceptions, where an investment is made by a "WTO Investor" (generally, nationals or permanent residents of World Trade Organization member states, or entities controlled by residents or nationals of WTO member states) or the Canadian business is controlled by a WTO Investor, the monetary thresholds discussed above are higher. In these circumstances the monetary threshold with regard to direct acquisitions is Cdn. $160,000,000 in constant 1995 dollars as determined in accordance with the Act. Indirect acquisitions of Canadian businesses by or from WTO Investors are not subject to review. The United States is a WTO member state.

Special rules apply with respect to investments by non-Canadians (including WTO Investors) to acquire control of Canadian businesses that engage in certain specified activities, including financial services, transportation services and activities relating to Canada's cultural heritage or national identity.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Investment Review Division of Industry Canada prior to the investment taking place and the investment may not be normally implemented until the review has been completed and ministerial approval obtained.

The Investment Review Division will submit the application for review to the Minister of Industry (Canada), together with any other information or written undertakings given by the acquirer and any representations submitted to the division by a province that is likely to be significantly affected by the investment. The Minister will then determine whether the investment is likely to be of "net benefit to Canada," taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors considered are: (i) the effect of the investment on the nature and level of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada's ability to compete in world markets.

Within 45 days after completed application for review has been received, the Minister must notify the investor that (a) he is satisfied that the investment is likely to be of "net benefit to Canada," or (b) he is unable to complete his review in which case he shall have 30 additional days to complete his review (unless the investor agrees to a longer period) or (c) he is not satisfied that the investment is likely to be of "net benefit to Canada." If the Minister is unable to complete his review and no decision has been taken within the prescribed or agreed upon time, the Minister is deemed to be satisfied that the investment is likely to be of "net benefit to Canada."

Where the Minister has advised the investor that he is not satisfied that the investment is likely to be of "net benefit to Canada," the acquirer has the right to make representations and submit undertakings within 30 days of the date of notice (or any further period that is agreed upon between the investor and the Minister). On the expiration of the 30-day period (or an agreed extension), the Minister must notify the investor whether or not he is satisfied that the investment is likely to be of "net benefit to Canada." In the latter case, the investor may not proceed with the investment, or if the investment has already been implemented, must divest itself of control of the Canadian business.

No securities of the Company are subject to escrow.

## E.  Taxation

The following is a summary of certain Canadian federal income tax provisions applicable to United States corporations, citizens and resident alien individuals purchasing Common Shares. The discussion is only a general summary and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws. Shareholders are advised to consult their own tax advisors regarding the Canadian federal income tax consequences of holding and disposing of the Company's Common Shares, as well as any consequences arising under US federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (i) deal at arm's-length with the Company, (ii) are not residents of Canada, (iii) hold the Common Shares as capital property and (iv) do not use or hold Common Shares in, or in the course of, carrying on business in Canada (a "Non-Resident Holder").

Dividends paid to US residents by the Company on the Common Shares generally will be subject to Canadian non-resident withholding taxes. For this purpose, dividends will include amounts paid by the Company in excess of the paid-up capital of the Common Shares on redemption or a purchase for cancellation of such shares by the Company (other than purchases on the open market). For US corporations owning at least 10% of the voting stock of the Company, the dividends paid by the Company are subject to a withholding tax rate of 6% in 1996 and 5% thereafter under the Canada-U.S. Income Tax Convention (1980), as amended by the Protocol signed on March 17, 1995 (the "Treaty"). For all other US shareholders, the Treaty reduces the withholding tax rate from 25% to 15% of the gross dividend. Other applicable tax treaties may reduce the Canadian tax rate for other Non-Resident Holders.

A Non-Resident Holder will generally not be subject to tax in Canada on capital gains realized from disposition of Common Shares, unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada). Generally, the Common Shares would not be taxable Canadian property unless the Non-Resident Holder, together with related parties, at any time during the five years prior to the disposition of the Common Shares owned not less than 25% of the issued shares of any class of the capital stock of the Company. Under the Treaty, a resident of the United States will not be subject to tax under the Income Tax Act (Canada) in respect of gains realized on the sale of Common Shares which constitute "taxable Canadian property", provided that the value of the Common Shares at the time of disposition is not derived principally from real property located in Canada.

**F.  Dividends and paying agents.**
Not applicable.

**G.  Statement by experts**
Not applicable.

**H.  Documents on display.**
Company documents can be reviewed at 3258 Mob Neck Road, Heathsville, VA 22473 or One Main Street, Manhattan, Nevada, 89022. You can also obtain copies by writing to either of these addresses.

**I.  Subsidiary Information**
Not applicable.

## Item 11.  Quantitative and Qualitative Disclosures about Market Risk.

The Company's activities expose it to a variety of financial risks; credit risk, liquidity risk and market risk. Risk management is carried out by the Company's management team with guidance from the Audit committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Market risk is the risk of loss that may arise from changes in market factors such as interest rate, foreign exchange rates and commodity and equity prices.
   (1) Credit risk
   Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, reclamation bonds and due from related parties. The Company has no significant concentration of credit risk arising from operations. Cash and reclamation bonds are held with reputable financial institutions, from which management believes the risk of loss to be minimal.
   (2) Liquidity risk
   Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2011, the Company had a cash balance of $6,846 (January 31, 2011 - $102,038 and February 1, 2010 $745,779) to settle current liabilities of $1,050,000 (January 31, 2011 - $935,688 and February 1, 2010 - $301,381). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company continues to seek sources of additional capital to improve its liquidity position.

(3) <u>Market risk</u>

Market risk is the risk of loss that may arise from changes in market factors such as interest rate, foreign exchange rates and commodity and equity prices.

(a) <u>Interest rate risk</u>

Interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy.

(b) <u>Foreign currency risk</u>

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using cash flow forecasting. The Company's functional and reporting currency is the United States dollar ("US dollar") and major purchases are transacted in US dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures.

(c) <u>Commodity price risk</u>

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices, as it relates to coal and precious metals in the United States, individual equity movements and the stock market in general to determine the appropriate course of action to be taken by the Company.

**Sensitivity analysis**

As of January 31, 2011, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

- The Company's marketable securities are subject to fair value fluctuations. As at April 30, 2011, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the twelve months ended April 30, 2011 would have been approximately $8,400 higher/lower. Similarly, as at April 30, 2011, reported shareholders' equity would have been approximately $8,400 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

- Cash, sundry receivables, due from related parties and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at April 30, 2011, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the net loss and comprehensive loss would be affected by approximately $40.

- Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As at April 30, 2011, the Company is not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings, debt offerings and the exercise of stock options. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

## Item 12. Description of Securities Other than Equity Securities.
Not applicable.

# PART II

## Item 13. Defaults, Dividend Arrearages and Delinquencies.
Not applicable.

## Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not applicable.

## Item 15. Controls and Procedures.

### A. Disclosure Controls and Procedures
As of the end of the period covered by this report and based on their evaluation the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) were effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.

### B. Management's Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 14d-14(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation. In addition, projections of any evaluation of effectiveness to future periods are subject to risk that controls become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2011. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of January 31, 2011, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

**C.  Attestation report of the registered public accounting firm.**
This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

**D.  Changes in Internal Control over Financial Reporting**
There were no changes in our internal controls or in other factors that could affect these controls subsequent to the date of their most recent evaluation.

# Item 16.  [Reserved]

# Item 16A.  Audit Committee Financial Expert.
The board of directors has determined that Director and Audit Committee Member Mr. James Clancy has the necessary attributes and independence for designation as the audit committee's financial expert and has designated Mr. Clancy as the financial expert.

# Item 16B.  Code of Ethics.
The company has adopted a Code of Ethics that applies to its Directors and Executive Officers.  The Code of Ethics can be viewed at 3258 Mob Neck Road, Heathsville, Virginia 22473.  It can also be obtained, without charge, by writing to this address.

# Item 16C.  Principal Accountant Fees and Services.

|  | **Years Ending January 31,** (CDN $) | | |
|  | **2011** | **2010** | **2009** |
|---|---|---|---|
| Audit Fees | $50,000 | $60,000 | $71,200 |
| Audit Related Fees | $0 | $0 | $0 |
| Tax Fees | $0 | $0 | $0 |
| All Other Fees | $0 | $960 | $0 |

*Policies and Procedures*

The Audit Committee, in consultation with senior management, reviews annually and recommends for approval by the board of directors;
- the appointment of independent auditors at the annual general meeting of shareholders of the Corporation;
- the remuneration of the auditors; and
- pre-approval of all non-audit services to be provided to the Corporation by the external auditor.

Since the commencement of the Corporation's most recently completed financial year, every recommendation of the Audit Committee to nominate or compensate an external auditor was adopted by the Board of Directors.

**Item 16D.  Exemptions from the Listing Standards for Audit Committees.**

The Company is relying on the exemption in section 6.1 in Multilateral Instrument 52-110-*Audit Committees* ("MI 52-110") which provides that venture issuers (as that term is defined therein) are not required to comply with certain audit committee composition requirements and have different reporting obligations, as specified by MI 52-110..

**Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.**
Not applicable.

**Item 16F.  Changes in Registrant's Certifying Accountant.**
Not applicable.

**Item 16G.  Corporate Governance.**
Not applicable.

# PART III

**Item 17.  Financial Statements.**

Following is a list of financial statements filed as part of the annual report.

- Auditor's Report for Royal Standard Minerals Inc. for the years ended January 31, 2011, 2010, 2009, 2008and 2007
- Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2011 and 2010
- Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2011, 2010, 2009
- Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2011, 2010, 2009
- Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.
- Management's Discussion and Analysis for the year ending January 31, 2011

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars.  For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #21 of the notes to the consolidated financial statements of Royal Standard Minerals Inc.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Shareholders of Royal Standard Minerals Inc.

We have audited the consolidated balance sheets of Royal Standard Minerals Inc. (An Exploration Stage Company) as at January 31, 2007 and 2006 and the consolidated statements of mineral properties, operations and deficit and cash flows for each of the years in the three-year period ended January 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at January 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2007 in accordance with Canadian generally accepted accounting principles.

"McCarney Greenwood LLP"

Toronto, Canada
April 16, 2007

McCarney Greenwood LLP<br>Chartered Accountants

Licensed Public Accountants

**Comments by Auditors on United States of America-Canada Reporting Difference**

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 16, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

"McCarney Greenwood LLP"

Toronto, Canada
April 16, 2007

McCarney Greenwood LLP<br>Chartered Accountants

Licensed Public Accountants



**Royal Standard Minerals Inc.**
(Continued under the Canada Business Corporations Act)

(An Exploration Stage Company)

**(Expressed in United States Dollars)**
**Consolidated Financial Statements**

**January 31, 2011 and 2010**

**Management's Responsibility for Financial Reporting**

The accompanying consolidated financial statements of Royal Standard Minerals Inc. (An Exploration Stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The significant accounting policies of the Company are summarized in Note 2 to the consolidated financial statements.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the years presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the years presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed) "Roland M. Larsen"                                        (signed) "J. Allan Ringler"

Roland M. Larsen                                                       J. Allan Ringler
President and Chief Executive Officer                          Chief Financial Officer

Toronto, Canada
May 30, 2011

**Independent Auditors' Report**

To the Shareholders of
Royal Standard Minerals Inc.
(An Exploration Stage Company)

**Report on the Consolidated Financial Statements**

We have audited the accompanying consolidated financial statements of Royal Standard Minerals Inc. which comprise of the consolidated balance sheets as at January 31, 2011 and 2010 and the consolidated statements of mineral properties, operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the years in the three-year period ended January 31, 2011 and for the period from inception on June 26, 1996 to January 31, 2011, and a summary of significant accounting policies and other explanatory information.

**Management's Responsibility for the Consolidated Financial Statements**

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

**Auditors' Responsibility**

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Royal Standard Minerals Inc. as at January 31, 2011 and 2010 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2011 and for the period from inception on June 26, 1996 to January 31, 2011 in accordance with Canadian generally accepted accounting principles.

**Emphasis of matter**

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes uncertainty regarding the Company's ability to continue as a going concern.

**Other matters**

We did not audit the consolidated financial statements of Royal Standard Minerals Inc. for the period from inception on June 26, 1996 to January 31, 2008. Those consolidated financial statements were audited by other auditors who issued a report without reservation on March 28, 2008.

Signed: *"MSCM LLP"*

**Chartered Accountants**
**Licensed Public Accountants**

Toronto, Ontario
May 30, 2011

# Royal Standard Minerals Inc.

(An Exploration Stage Company)
**Consolidated Balance Sheets**
(expressed in United States Dollars)

| As at January 31 | | 2011 | | 2010 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current | | | | |
| Cash | $ | **102,038** | $ | 745,779 |
| Marketable securities (Note 5) | | **52,000** | | 60,500 |
| Sundry receivables and prepaids | | **61,277** | | 24,537 |
| | | **215,315** | | 830,816 |
| Due from related parties (Note 14) | | **-** | | 121,740 |
| Reclamation bonds (Note 6) | | **537,860** | | 534,984 |
| Mineral properties (Note 7) | | **12,009,423** | | 19,799,686 |
| Equipment, net (Note 8) | | **453,733** | | 725,906 |
| | $ | **13,216,331** | $ | 22,013,132 |
| **Liabilities** | | | | |
| Current | | | | |
| Accounts payable and accrued liabilities | $ | **578,627** | $ | 301,381 |
| Due to related parties (Note 14) | | **357,061** | | - |
| | | **935,688** | | 301,381 |
| Asset retirement obligation (Note 9) | | **232,010** | | 232,010 |
| | | **1,167,698** | | 533,391 |
| **Shareholders' Equity** | | | | |
| Share capital (Note 10(b)) | | **28,098,264** | | 28,098,264 |
| Contributed surplus (Note 11) | | **10,076,866** | | 10,076,866 |
| Deficit | | **(26,092,373)** | | (16,669,265) |
| Accumulated other comprehensive loss | | **(34,124)** | | (26,124) |
| | | **12,048,633** | | 21,479,741 |
| | $ | **13,216,331** | $ | 22,013,132 |

**Going Concern** (Note 1)
**Contingencies** (Note 15)

**Approved by the Board**:


Roland M. Larsen           James B. Clancy
    **Director**                    **Director**



The accompanying notes are an integral part of these consolidated financial statements.

- 2 -

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Consolidated Statements of Mineral Properties**
(expressed in United States Dollars)

| For the years ended January 31 | 2011 | 2010 | Cumulative from date of inception of project |
|---|---|---|---|
| **Gold Wedge Project** | | | |
| Opening balance | **$16,087,544** | $15,177,300 | $ - |
| | | | |
| Property acquisition costs | **40,492** | 430,028 | 1,192,167 |
| Travel | **65,983** | 6,914 | 398,260 |
| Mine development costs | **42,312** | 10,671 | 1,089,100 |
| Drilling | **-** | (202) | 948,793 |
| General exploration | **-** | - | 133,353 |
| Professional fees | **65,550** | 7,528 | 145,714 |
| Consulting, wages and salaries | **240,392** | 282,548 | 5,222,103 |
| Office and general | **84,314** | 118,112 | 1,758,620 |
| Analysis and assays | **2,225** | 7,983 | 157,835 |
| Supplies, equipment and transportation | **(9,010)** | 54,153 | 3,677,741 |
| Amortization | **254,908** | 322,524 | 2,481,039 |
| Net proceeds from sale of exploration ore | **-** | (330,015) | (330,015) |
| Written down | **(8,437,355)** | - | (8,437,355) |
| | | | |
| Activity during the year | **(7,650,189)** | 910,244 | 8,437,355 |
| | | | |
| Closing balance | **$ 8,437,355** | $16,087,544 | $ 8,437,355 |
| **Pinon Project** | | | |
| Opening balance | **$ 2,001,517** | $ 1,931,122 | $ - |
| | | | |
| Property acquisition costs | **102,706** | 54,013 | 712,923 |
| Travel | **-** | - | 78,326 |
| Drilling | **-** | - | 130,600 |
| General exploration | **-** | - | 7,765 |
| Professional fees | **-** | 19,668 | 85,941 |
| Office and general | **-** | - | 98,120 |
| Geologist | **-** | - | 32,653 |
| Consulting, wages and salaries | **(15,711)** | 258 | 643,624 |
| Reclamation costs | **-** | - | 167,785 |
| Analysis and assays | **-** | - | 74,042 |
| Supplies, equipment and transportation | **-** | (3,544) | 56,733 |
| | | | |
| Activity during the year | **86,995** | 70,395 | 2,088,512 |
| | | | |
| Closing balance | **$ 2,088,512** | $ 2,001,517 | $ 2,088,512 |



The accompanying notes are an integral part of these consolidated financial statements.

## Royal Standard Minerals Inc.
(An Exploration Stage Company)
**Consolidated Statements of Mineral Properties (continued)**
(expressed in United States Dollars)

| For the years ended January 31 | 2011 | 2010 | Cumulative from date of inception of project |
|---|---|---|---|
| **Railroad Project** | | | |
| Opening balance | $ - | $ 460,013 | $ - |
| | | | |
| Property acquisition costs | - | 5,980 | 465,993 |
| Professional fees | - | 123,580 | 123,580 |
| Consulting, wages and salaries | - | 27,727 | 27,727 |
| Sale of property (note 7(b)) | - | (617,300) | (617,300) |
| | | | |
| Activity during the year | - | (460,013) | - |
| | | | |
| Closing balance | $ - | $ - | $ - |
| | | | |
| **Fondaway Project** | | | |
| Opening balance | $ 339,776 | $ 302,279 | $ - |
| | | | |
| Property acquisition costs | 58,037 | 37,497 | 378,537 |
| Travel | - | - | 3,279 |
| Drilling | - | - | 15,646 |
| Analysis and assays | - | - | 351 |
| Written off | (397,813) | - | (397,813) |
| | | | |
| Activity during the year | (339,776) | 37,497 | - |
| | | | |
| Closing balance | $ - | $ 339,776 | $ - |
| | | | |
| **Kentucky Project** | | | |
| Opening balance | $ 1,370,849 | $ 1,136,682 | $ - |
| | | | |
| Property acquisition costs | (300) | 300 | 418,000 |
| Travel | 62 | 12,162 | 26,051 |
| Reclamation | 444 | 2,925 | 22,646 |
| Professional fees | 17,786 | 29,673 | 96,139 |
| Consulting, wages and salaries | 49,150 | 43,694 | 256,672 |
| Office and general | 15,223 | 35,825 | 111,703 |
| Supplies, equipment and transportation | 13,646 | 93,508 | 413,959 |
| Rent | - | 750 | 94,010 |
| Amortization | 16,696 | 15,330 | 44,376 |
| | | | |
| Activity during the year | 112,707 | 234,167 | 1,483,556 |
| | | | |
| Closing balance | $ 1,483,556 | $ 1,370,849 | $ 1,483,556 |
| | | | |
| **TOTAL** | **$12,009,423** | $19,799,686 | $12,009,423 |



The accompanying notes are an integral part of these consolidated financial statements.

# Royal Standard Minerals Inc.
(An Exploration Stage Company)
**Consolidated Statements of Operations**
(expressed in United States Dollars)

| For the years ended January 31 | 2011 | 2010 | 2009 | Cumulative from date of inception June 26, 1996 |
|---|---|---|---|---|
| **Expenses** | | | | |
| General and administrative (Notes 14 and 16) $ | **674,394** $ | 656,001 $ | 456,487 $ | 5,158,946 |
| Consulting, wages and salaries (Note 14) | **65,759** | 444,159 | 324,963 | 2,830,781 |
| Stock-based compensation (Note 11) | **-** | 311,471 | - | 5,934,302 |
| General exploration | **-** | - | - | 211,835 |
| Amortization | **1,122** | 1,282 | 1,788 | 17,482 |
| | **741,275** | 1,412,913 | 783,238 | 14,153,346 |
| **Loss before the following items** | **(741,275)** | (1,412,913) | (783,238) | (14,153,346) |
| Interest income | **3,221** | 9,630 | 115,822 | 867,884 |
| Write down of advances to related company (Note 14) | **(132,060)** | - | - | (207,566) |
| Write-off of exploration properties (Note 7) | **(8,835,168)** | - | - | (12,779,492) |
| Gain on disposal of marketable securities (Note 5) | **275,194** | - | - | 323,182 |
| Write down of marketable securities | **-** | - | - | (407,105) |
| Gain on sale of exploration property | **-** | 583,199 | - | 109,012 |
| Foreign currency translation adjustment | **6,980** | (1,020) | (205,565) | 895,798 |
| **Net loss for the year** | **$ (9,423,108)** $ | (821,104) $ | (872,981) $ | (25,351,633) |
| **Basic and diluted loss per share (Note 12)** $ | **(0.11)** $ | (0.01) $ | (0.01) | |

**Consolidated Statements of Comprehensive Loss**
(expressed in United States Dollars)

| For the years ended January 31 | 2011 | 2010 | 2009 | Cumulative from date of inception June 26, 1996 |
|---|---|---|---|---|
| **Net loss for the year** | **$ (9,423,108)** $ | (821,104) $ | (872,981) $ | (25,351,633) |
| **Other comprehensive (loss) gain** | | | | |
| Net unrealized gains on available-for-sale marketable securities | **(8,000)** | (140,000) | 51,810 | (66,720) |
| **Accumulated Other Comprehensive loss** | **$ (9,431,108)** $ | (961,104) $ | (821,171) $ | (25,418,353) |



The accompanying notes are an integral part of these consolidated financial statements.

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Consolidated Statements of Changes in Shareholders' Equity**
(expressed in United States Dollars)

| For the years ended January 31 | | 2011 | | 2010 | | Cumulative from date of inception June 26, 1996 |
|---|---|---|---|---|---|---|
| **Share capital** | | | | | | |
| Balance at beginning of year | $ | **28,098,264** | $ | 28,095,521 | $ | 2,513,184 |
| Private placements, net of issue costs | | - | | - | | 21,776,134 |
| Warrants valuation | | - | | - | | (4,649,811) |
| Shares issued for mineral properties | | - | | - | | 972,579 |
| Shares issued on stock options exercised (cancelled) | | - | | - | | 648,483 |
| Value of stock options exercised | | - | | - | | 197,588 |
| Shares issued on warrants exercised | | - | | - | | 6,004,418 |
| Value of warrants exercised | | - | | - | | 1,747,099 |
| Shares issued for services | | - | | - | | 184,590 |
| Cancellation of shares held in escrow | | - | | - | | (1,425,413) |
| Cancellation of shares | | - | | (42,257) | | (42,257) |
| Shares issued as compensation | | - | | 45,000 | | 171,670 |
| Balance at end of year | $ | **28,098,264** | $ | 28,098,264 | $ | 28,098,264 |
| **Shares to be cancelled** | | | | | | |
| Balance at beginning of year | $ | **-** | $ | (42,257) | $ | - |
| Activity during the year | | - | | 42,257 | | - |
| Balance at end of year | $ | **-** | $ | - | $ | - |
| **Warrants** | | | | | | |
| Balance at beginning of year | $ | **-** | $ | - | $ | - |
| Value of warrants issued | | - | | - | | 4,649,811 |
| Value of warrants exercised | | - | | - | | (1,747,099) |
| Value of warrants expired | | - | | - | | (2,902,712) |
| Balance at end of year | $ | **-** | $ | - | $ | - |



The accompanying notes are an integral part of these consolidated financial statements.

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Consolidated Statements of Changes in Shareholders' Equity (continued)**
(expressed in United States Dollars)

| For the years ended January 31 | | 2011 | | 2010 | | Cumulative from date of inception June 26, 1996 |
|---|---|---|---|---|---|---|
| **Contributed surplus** | | | | | | |
| Balance at beginning of year | $ | **10,076,866** | $ | 9,765,395 | $ | - |
| Cancellation of shares held in escrow | | **-** | | - | | 1,425,413 |
| Value of stock options granted | | **-** | | 128,641 | | 5,763,499 |
| Value of stock options exercised | | **-** | | - | | (197,588) |
| Expired warrants | | **-** | | - | | 2,902,712 |
| Modifications of options | | **-** | | 182,830 | | 182,830 |
| Balance at end of year | $ | **10,076,866** | $ | 10,076,866 | $ | 10,076,866 |
| **Deficit** | | | | | | |
| Balance at beginning of year | | **(16,669,265)** | | (15,848,161) | | (740,740) |
| Net loss | | **(9,423,108)** | | (821,104) | | (25,351,633) |
| Deficit, end of year | $ | **(26,092,373)** | $ | (16,669,265) | $ | (26,092,373) |
| **Accumulated other comprehensive income** | | | | | | |
| Balance at beginning of year | $ | **(26,124)** | $ | 113,876 | $ | - |
| Transition adjustments | | **-** | | - | | 32,596 |
| Net (decrease) increase in unrealized gains on available-for-sale marketable securities | | **(8,000)** | | (140,000) | | (66,720) |
| Balance at end of year | $ | **(34,124)** | $ | (26,124) | $ | (34,124) |
| **Total Shareholders' Equity** | $ | **12,048,633** | $ | 21,479,741 | $ | 12,048,633 |



The accompanying notes are an integral part of these consolidated financial statements.

## Royal Standard Minerals Inc.
(An Exploration Stage Company)
**Consolidated Statements of Cash Flows**
(expressed in United States Dollars)

| For the years ended January 31 | 2011 | 2010 | 2009 | Cumulative from date of inception June 26, 1996 |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Net loss for the year | $ **(9,423,108)** $ | (821,104) $ | (872,981) $ | (25,351,633) |
| Operating items not involving cash: | | | | |
| Amortization | **1,122** | 1,282 | 1,788 | 17,482 |
| Stock-based compensation | **-** | 311,471 | - | 5,934,302 |
| Write-off of bad debt | **-** | - | - | 20,950 |
| Write-off of exploration properties | **8,835,168** | - | - | 12,779,492 |
| Consulting services provided as payment for stock options/shares | **-** | 45,000 | - | 162,678 |
| Gain on sale of exploration properties | **-** | (583,199) | - | (109,012) |
| Gain on disposal of marketable securities | **(275,194)** | - | - | (323,182) |
| Write down of advances to related company | **132,060** | - | - | 207,566 |
| Write down of marketable securities | **-** | - | - | 407,105 |
| Changes in non-cash working capital: | | | | |
| Sundry receivables and prepaids | **(36,740)** | 22,106 | 67,381 | (113,492) |
| Accounts payable and accrued liabilities | **277,246** | 111,093 | (30,449) | 578,627 |
| Due from (due to) related parties | **346,741** | (21,433) | 57,745 | (126,172) |
| Cash used in operating activities | **(142,705)** | (934,784) | (776,516) | (5,915,289) |
| **Financing activities** | | | | |
| Issue of common shares, net of issue costs | **-** | - | - | 32,282,817 |
| Purchase of shares to be cancelled | **-** | - | - | (42,257) |
| Cash (used in) provided by financing activities | **-** | - | - | 32,240,560 |



The accompanying notes are an integral part of these consolidated financial statements.

# Royal Standard Minerals Inc.
(An Exploration Stage Company)
**Consolidated Statements of Cash Flows (continued)**
(expressed in United States Dollars)

| For the years ended January 31 | 2011 | 2010 | 2009 | Cumulative from date of inception June 26, 1996 |
|---|---|---|---|---|
| **Investing activities** | | | | |
| Funds held in trust | - | - | - | (20,950) |
| Sale of short-term investments | - | - | 117,761 | - |
| Purchase of reclamation bonds | (2,876) | (143,550) | (347,672) | (665,709) |
| Redemption of reclamation bonds | - | - | - | 150,192 |
| Additions to mineral properties | (773,855) | (1,071,737) | (4,412,598) | (23,811,013) |
| Purchase of equipment | - | (5,298) | (89,000) | (2,996,078) |
| Purchase of marketable securities | - | - | - | (1,057,976) |
| Proceeds on disposal of marketable securities | 275,695 | - | - | 966,554 |
| Proceeds on sale of mineral properties | - | 1,200,000 | - | 1,211,747 |
| Cash used in investing activities | (501,036) | (20,585) | (4,731,509) | (26,223,233) |
| **Change in cash and cash equivalents** | (643,741) | (955,369) | (5,508,025) | 102,038 |
| Cash and cash equivalents, beginning of year | 745,779 | 1,701,148 | 7,209,173 | - |
| **Cash and cash equivalents, end of year** | $ 102,038 | $ 745,779 | $ 1,701,148 | $ 102,038 |
| **Supplemental cash information** | | | | |
| Amortization capitalized to mineral properties | $ 271,604 | $ 337,854 | $ 511,158 | $ 2,525,415 |
| Shares issued for services | $ - | $ 45,000 | $ - | $ 45,000 |



The accompanying notes are an integral part of these consolidated financial statements.

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

### 1. The Company and Operations and Going Concern

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of coal and precious metal properties in the United States. The Company is continued under the Canada Business Corporations Act and its common shares are traded in the United States of America on the OTC Bulletin Board. The Company has adopted the Accounting Guideline 11 – Enterprises in the Development Stage ("AcG11") as detailed by the Canadian Institute of Chartered Accountants ("CICA"). Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's continued existence are dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These consolidated financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The Company has incurred a net loss of $9,423,108 for the year ended January 31, 2011 and has an accumulated deficit of $26,092,373. In addition, the Company has a working capital deficiency of $720,373 at January 31, 2011. The Company funded its operations for the year ended January 31, 2011 through the use of existing cash reserves. The Company does not have sufficient cash reserves to fund its administrative cost for the coming fiscal year and to make inroads on its liabilities to trade creditors. Management is actively involved in seeking new equity financing to enable it to service the Company's existing liabilities and its ongoing administrative costs. There can be no assurance that the Company will be successful in these initiatives.

### 2. Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

A summary of the differences between Canadian GAAP and generally accepted accounting principles in the United States ("US GAAP") which affect the Company is contained in Note 18.

The significant accounting policies followed under Canadian GAAP are as follows:

**(a) Principles of consolidation**

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Kentucky Standard Energy Inc. and Manhattan Mining Co., both United States companies.

All intercompany transactions and balances have been eliminated upon consolidation.



- 10 -

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 2. Significant Accounting Policies (continued)

### (b) Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is provided using the declining balance method using the following rates:

| | |
|---|---|
| Exploration equipment | - 25% to 30% |
| Office equipment | - 20% |

Equipment is assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows and residual value or by estimating replacement values. When the carrying amount of equipment exceeds the estimated net recoverable amount, the asset is written down to fair value with a charge to income in the period that such determination is made.

### (c) Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. Cost includes any cash consideration and advance royalties paid. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.

If the economically recoverable coal and precious metal reserves are developed, capitalized costs of the related property will be reclassified as mining assets and amortized using the unit of production method. When a mineral property is abandoned, all related costs are written-off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written-down to its estimated net realizable value. A mineral property is reviewed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.



- 11 -

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

2. **Significant Accounting Policies (continued)**

(d) **Asset retirement obligation**

Section 3110 of the CICA Handbook requires the recognition of a liability for obligations relating to the retirement of property, plant and equipment and obligations arising from acquisition, construction, development or normal operations of those assets. The Company recognizes the fair value of a liability for an asset retirement obligation ("ARO") in the year in which a reasonable estimate of the fair value can be made. The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

(e) **Stock-based compensation plans**

The fair value of the stock options granted to directors, officers and employees is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 11 and recorded as stock-based compensation expense over the vesting period of the stock options, with the offsetting credit recorded as an increase in contributed surplus. The fair value of stock options issued to other than employees are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are recognized over the period of service.

If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

(f) **Income taxes**

Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax base of the assets and liabilities, and are measured using the substantively enacted tax rates expected to be in effect when these temporary differences are likely to reverse. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized, and a valuation allowance is applied against any future tax asset if it is more likely than not that the asset will not be realized.

(g) **Loss per common share**

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

- 12 -

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

2. **Significant Accounting Policies (continued)**

(h) **Foreign currency translation**

The Company uses the United States Dollar as its functional and reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.

Monetary assets and liabilities of the parent company denominated in Canadian funds are translated into United States funds at year end rates of exchange. Other assets and liabilities and share capital of the parent company are translated at historical rates. Revenues and expenses of the parent company are translated at the average exchange rate for the year. Gains and losses on foreign exchange are recorded in operations in the current year.

(i) **Marketable securities**

Marketable securities are carried at fair value. Also see note 2(m).

(j) **Short-term investments**

Short-term investments are liquid investments with a maturity greater than three months but less than one year.

(k) **Financial instruments and comprehensive income (loss)**

The Company's financial instruments consist of cash and cash equivalents, marketable securities, sundry receivables, reclamation bonds, accounts payable and accrued liabilities, and due from related parties. The carrying values of these financial instruments approximate their fair market values due to the relatively short periods to maturity or capacity for prompt liquidation of these instruments.

The Company has designated, for accounting purposes, its cash and reclamation bonds as held-for-trading, which are measured at fair value. Sundry receivables and due from related parties are classified for accounting purposes as loans and receivables, which are measured at amortized cost which approximates fair market value. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which equals fair market value. In addition, the Company's marketable securities are classified for accounting purposes as available-for-sale which are also measured at fair value.

(i) The Company's marketable securities are classified as "available-for-sale" and are measured at fair value. Changes in fair value are recognized in other comprehensive income until they are disposed or impaired, at which time they are transferred to net income. Investments in securities having quoted market values and which are publicly traded on a recognized securities exchange and for which no sales restrictions apply are recorded at values based on the current bid prices.

- 13 -

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

2. **Significant Accounting Policies (continued)**

   **(l)   Measurement uncertainty**

   The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenue and expense during the reporting period. The most significant estimates are related to the recoverability of exploration expenditures, stock based compensation, and future tax assets and liabilities. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

   **(m)  Fair value hierarchy and liquidity risk disclosure**

   In June 2009, the CICA issued an amendment to Handbook Section 3862 to provide improvements to fair value and liquidity risk disclosures. The amendment applies to the Company's fiscal year ended January 31, 2010.  This adoption resulted in additional disclosure as provided below.

   The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. Short-term financial instruments include cash and cash equivalents and marketable securities. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels as per the fair value hierarchy included in GAAP.

   - Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities.
   - Level two includes inputs that are observable other than quoted prices included in level one.
   - Level three includes inputs that are not based on observable market data.

   |                        | Level One | | Level Two | | Level Three |
   |------------------------|----------:|---|----------:|---|----------:|
   | Cash                   | $ 102,038 | $ | - | $ | - |
   | Marketable securities  | $  52,000 | $ | - | $ | - |

   **(n)  Future accounting changes**

   (i)  International Financial Reporting Standards ("IFRS")

   In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. The Company is currently assessing the impact of the transition to IFRS on its consolidated financial statements and is prepared to adopt IFRS effective February 1, 2011.

- 14 -

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

3.    **Capital Management**

The Company manages its capital with the following objectives:

- to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
- to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, contributed surplus, accumulated other comprehensive loss and deficit which at January 31, 2011, totalled $12,048,633 (January 31, 2010 - $21,479,741).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company's capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2011.  The Company is not subject to external capital requirements.

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

4. **Property and Financial Risk Factors**

   (a) **Property risk**

   The Company's significant mineral properties are outlined below:
     Gold Wedge Project
     Pinon Project
     Kentucky Project

   (collectively called the "Properties")

   Unless the Company acquires or develops additional significant resource properties, the Company will be solely dependent upon the Properties. If no additional mineral properties are acquired by the Company, any adverse development affecting the Properties would have a material adverse effect on the Company's financial condition and results of operations.

   (b) **Financial risk factors**

   The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate, and commodity price risk).

   Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

   (i) Credit risk

   Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, reclamation bonds and due from related parties. The Company has no significant concentration of credit risk arising from operations. Cash and reclamation bonds are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

   Due from related parties consist of amounts due from a company under common management. In the current year, the amounts due from related parties were determined to be uncollectible and was written off at year end.



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 4.    Property and Financial Risk Factors (continued)

### (b)    Financial risk factors (continued)

<u>(ii)  Liquidity risk</u>

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2011, the Company had a cash balance of $102,038 (2010 - $745,779) to settle current liabilities of $935,688 (2010 - $301,381). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.  The Company is seeking sources of additional capital to improve its liquidly position.

<u>(iii)  Market risk</u>

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

*Interest rate risk*

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy.

*Foreign currency risk*

The Company's functional and reporting currency is the US dollar and major purchases are transacted in United States dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures.

*Commodity price risk*

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to coal and precious metals in the United States, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

### (c)    Sensitivity analysis

As of January 31, 2011, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:



- 17 -

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

4. **Property and Financial Risk Factors (continued)**

   (c) **Sensitivity analysis (continued)**

   - The Company's marketable securities are subject to fair value fluctuations. As at January 31, 2011, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the twelve months ended January 31, 2011 would have been approximately $5,200 higher/lower. Similarly, as at January 31, 2011, reported shareholders' equity would have been approximately $5,200 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

   - Cash, sundry receivables, due from and to related parties, and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2011, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, it would affect net loss and comprehensive loss by approximately $5,000.

   - Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even if commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As of January 31, 2011, the Company is not a coal or precious metals producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

5. **Marketable Securities**

   Marketable securities consist of 2,000,000 common shares of Sharpe Resources Corporation ("Sharpe"), a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. Sharpe is considered to be related to the Company because of common management. The market value of the shares at January 31, 2011 was $52,000 (2010 - $60,000).

   The quoted market values represents the fair value of the shares.

   As at January 31, 2010, the Company had an investment in 500,000 shares of a private company valued at $500. During the year, the Company disposed of the investment for proceeds of $275,695 resulting in a gain of $275,194.

6. **Reclamation Bonds**

   The Company has posted reclamation bonds for its mining projects, as required by the States of Nevada and Kentucky, to secure clean-up costs if the projects are abandoned or closed.



- 18 -

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

### 7. Mineral Properties

| Name of Mineral Property | 2011 | 2010 |
|---|---|---|
| Gold Wedge project (a) | $ 8,437,355 | $16,087,544 |
| Pinon project (b) | 2,088,512 | 2,001,517 |
| Railroad project (b) | - | - |
| Fondaway project (c) | - | 339,776 |
| Kentucky project (d) | 1,483,556 | 1,370,849 |
| | $ 12,009,423 | $19,799,686 |

**(a) Gold Wedge Project**

The Gold Wedge Project is a property owned by the Company in the Manhattan Mining District in Nye County, Nevada. The Company has been issued a mine and mill permit for the project on this property by the Nevada Department of Environment Protection. Construction of a processing plant has been completed on site and testing of various mineral processing functions have been performed. Further testing will be performed in the future. There is a 3% net smelter return ("NSR") on the property that will be retired upon the execution of the option agreement.

Contiguous to the Gold Wedge Property was the Dixie-Comstock Mining Company option, in Nye County located within the Manhattan District and other unpatented mining claims located in Churchill County, Nevada, was also held under the same option agreement. In 2010, the Company exercised its option to purchase these unpatented and patented mining claim groups. The Company made option payments totaling $24,000 and made a final payment of $280,344 to acquire the property. There was a gross production royalty of 8% to a maximum of $300,000 on the property that was retired when the purchase option was exercised.

The Company has recorded an asset retirement obligation of $156,075 on this project, representing the estimated costs of the Company's obligation to restore the site to its original condition. This asset retirement obligation is equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

During the year ended January 31, 2011, the Company took an impairment write-down of $8,437,355 on the property.

**(b) Pinon Project**

The Pinon project is a property made up of a number of property lease agreements whereby the Company leases the surface and mineral rights from the land owners for an annual fee. The properties are in Elko Country, Nevada. There is a 5% NSR on the properties under these lease agreements.



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

7. **Mineral Properties (continued)**

   (b) **Pinon Project (continued)**

   Railroad Project

   The Railroad project was a property made up of property lease agreements whereby the Company leased the surface and mineral rights from the landowners for an annual fee.

   On August 30, 2009, the Company entered into a purchase and sale agreement whereby 100% of the Railroad Project was sold. Under the terms of the agreement the Company received from an unrelated private company net, after payout of the option to acquire 100% of the option to purchase the project, $1,200,000. The Company retained a 1% NSR royalty and received 500,000 common shares in the private company, valued at $500.

   The Company has recorded an asset retirement obligation of $56,658 and has a reclamation bond posted against its Pinon project in the amount of $56,658.

   (c) **Fondaway Project**

   The Fondaway Project is located in Churchill County, Nevada. The Company has leased the property and was obligated to make payments of $25,000 in fiscal 2003, $30,000 in 2004 and 2005 and $35,000 in each of the following seven years. All these payments have been made to date. The Company is also obligated to provide a 3% NSR upon production.

   During the year ended January 31, 2011, the Company did not perform any exploration on this project and wrote off all accumulated deferred exploration costs. The Company is still paying all lease payments to keep the property in good standing.

   (d) **Kentucky Project**

   The Company has entered into an option agreement whereby it agreed to an option to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into by the parties.

   Under the option agreement a 100% interest in the coal mineral rights on approximately 1,000 acres in Wolfe County, Kentucky was acquired. The transaction costs included an acquisition cost of $250,000 and payment of a reclamation bond of $178,700. The property has a royalty of 6% on produced coal product.

   The optionor of the agreement is Sharpe.

   The Company has recorded an asset retirement obligation on its Kentucky project in the amount of $19,277 representing the Company's obligation to restore the property to its original condition.

   On September 11, 2009, the Company obtained an extension of the Option and Joint Venture agreement it has with Sharpe. The extension allows the Company to incur expenditures of $2,000,000 under the agreement up to December 9, 2011.

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 8. Equipment

|  | 2011 | 2010 |
|---|---|---|
| **Cost** | | |
| Exploration equipment | $ **2,977,464** | $ 2,977,464 |
| Office equipment | **21,806** | 21,253 |
| | **2,999,270** | 2,998,717 |
| **Accumulated amortization** | | |
| Exploration equipment | **2,525,415** | 2,253,811 |
| Office equipment | **20,122** | 19,000 |
| | **2,545,537** | 2,272,811 |
| **Net carrying value** | | |
| Exploration equipment | **452,049** | 723,653 |
| Office equipment | **1,684** | 2,253 |
| | $ **453,733** | $ 725,906 |

Amortization of exploration equipment is capitalized to mineral properties and amortization of office equipment is charged to operations.

## 9. Asset Retirement Obligation

The Company is required to recognize a liability for a legal obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted asset retirement obligations ("ARO's") were estimated to be $232,010 as at January 31, 2011, assuming payments made over a five year period.

Determination of the undiscounted ARO and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs. There was no significant change in present value of the obligation between 2010 and 2011. No amount has been expensed in the years ended January 31, 2011 and 2010. Following is the reconciliation of the asset retirement obligation:

|  | 2011 | 2010 |
|---|---|---|
| Balance, beginning of year | $ **232,010** | $ 232,010 |
| Accretion cost | **-** | - |
| Balance, end of year | $ **232,010** | $ 232,010 |



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

### 10. Share Capital

**(a) Authorized**

The authorized capital of the Company consists of an unlimited number of common shares without par value.

**(b) Issued**

| Common shares issued | Shares | Amount |
|---|---|---|
| Balance, January 31, 2008 | 84,079,825 | 28,354,608 |
| Stock options and shares cancelled (ii) | (885,000) | (259,087) |
| Balance, January 31, 2009 | 83,194,825 | 28,095,521 |
| Shares issued as compensation (iii) | 750,000 | 45,000 |
| Shares re-purchased and cancelled (i) | (91,000) | (42,257) |
| **Balance, January 31, 2010 and 2011** | **83,853,825** | **$ 28,098,264** |

(i)  On June 18, 2007, the Company initiated a normal course issuer bid process whereby a maximum of 4,000,000 common shares, representing approximately 5% of the issued and outstanding common shares, could be repurchased beginning June 25, 2007 and terminating June 25, 2008. On August 3, 2007, the Company purchased 91,000 common shares of the Company at a cost of $42,257. These shares were purchased pursuant to the normal course issuer bid and were cancelled in 2010. The historical value of these shares were removed from share capital and the excess over the purchase price was recorded as an increase in contributed surplus.

(ii)  On March 16, 2009 the shares issued on stock options exercised in 2008 were cancelled by the Board of Directors of the Company as the bonus granted that was used to exercise the stock options was cancelled as it was not approved by the Board of Directors.

(iii)  On August 25, 2009, the Company issued 750,000 common shares at a price of $0.06 to settle a debt of $45,000 in respect of services rendered by a consultant to the Company.



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 11. Stock Options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the grant date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. The options vest when granted.

The following table reflects the continuity of stock options:

| | Number of Stock Options | | Weighted Average Exercise Price Canadian ($) | |
|---|---|---|---|---|
| | **2011** | **2010** | **2011** | **2010** |
| Outstanding at beginning of year | **7,904,691** | 7,606,500 | **$ 0.10** | $ 0.81 |
| Granted during year | **-** | 2,062,191 | **-** | 0.10 |
| Exercised during year | **-** | - | **-** | - |
| Expired during year | **-** | - | **-** | - |
| Cancelled during the year | **-** | (1,764,000) | **-** | (0.81) |
| Outstanding at end of year | **7,904,691** | 7,904,691 | **$ 0.10** | $ 0.10 |

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 11. Stock Options (continued)

The following table reflects the stock options outstanding and exercisable as at January 31, 2011:

| Expiry Date | Exercise Price ($) | Options Outstanding | Fair Value | Weighted average remaining years |
|---|---|---|---|---|
| June 26, 2014 | 0.10 | 7,904,691 | $ 4,298,688 | 3.40 |

During June 2009, the Company obtained approval to re-price all outstanding stock options to $0.10 per share and extend the expiry date to June 26, 2014. The original exercise prices ranged from CDN$0.29 to CDN$1.44 and with various expiry dates between April 13, 2010 to July 13, 2012. On modification of the stock options, an incremental value of $182,830 of stock-based compensation was recognized and reflected in contributed surplus. During the prior year, the Company issued 2,062,191 options with an exercise price of $0.10 per common share, with an expiry date of June 26, 2014.

The fair value of the stock options granted and re-valued was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, a total of $311,471 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options modified and granted: dividend yield, 0%; risk-free interest rate, 2.53%; estimated life, 5 years and volatility, 187.73%.

For fiscal 2011, the weighted-average grant date fair value of options was $NIL (2010 - $128,641; 2009 - $NIL) or $NIL (2010 - $0.06; 2009 - $NIL) per option.

The following table reflects the continuity of contributed surplus:

| | Amount |
|---|---|
| Balance, January 31, 2008 | $ 6,950,396 |
| Expired warrants | 2,814,999 |
| Balance, January 31, 2009 | 9,765,395 |
| Options granted | 128,641 |
| Options modification | 182,830 |
| **Balance, January 31, 2010 and 2011** | **$ 10,076,866** |



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 12. Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

|  | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Numerator:** | | | |
| Loss for the year | $ (9,423,108) | $ (821,104) | $ (872,981) |
| **Denominator:** | | | |
| Weighted average number of common shares | | | |
| outstanding for basic and diluted loss per share | 83,853,825 | 83,470,428 | 83,194,825 |
| Basic and diluted loss per share | $ (0.11) | $ (0.01) | $ (0.01) |

The stock options and common share purchase warrants were not included in the computation of diluted loss per share on January 31, 2011, 2010 and 2009 as their inclusion would be anti-dilutive.

## 13. Income Taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate at 30.17% (2010 - 32.92% and 2009 - 33.46%) to the amounts recognized in the consolidated statements of operations:

|  | 2011 | 2010 | 2009 |
|---|---|---|---|
| Net loss before income taxes reflected in consolidated statements of operations | $ (9,423,108) | $ (821,104) | $ (872,981) |
| Expected income tax recovery | $ (2,843,000) | $ (270,307) | $ (292,099) |
| Permanent differences | (1,700) | - | - |
| Stock option compensation expense | - | (104,768) | - |
| Deductible share issue costs | - | - | (100,748) |
| Effects of expiration of non-capital losses | 153,000 | 102,536 | - |
| Amortization | - | 422 | 600 |
| Foreign exchange rate changes | (588,600) | - | - |
| Difference between Canadian and foreign tax rates | (27,000) | (11,354) | (6,352) |
| Tax rate changes and foreign exchange rate changes | 330,900 | - | - |
| Subsidiary losses capitalized for consolidation purpose | - | - | (1,563,724) |
| Increase (decrease) in valuation allowance | 2,976,400 | 283,471 | 1,962,323 |
| Income tax (recovery) expense | $ - | $ - | $ - |



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

**13.  Income Taxes (Continued)**

The following table reflects future tax assets at January 31, 2011, 2010 and 2009:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Unclaimed non-capital losses | $ 4,586,700 | $ 4,225,533 | $ 4,394,441 |
| Unclaimed capital losses | 6,525 | 6,099 | 6,119 |
| Excess of undepreciated capital cost allowance over carrying value of capital assets | 757,500 | 635,187 | 513,640 |
| Excess of unclaimed resource pools over carrying value of exploration properties | 2,582,100 | 100,907 | 1,222,368 |
| Asset retirement obligation | 58,000 | - | - |
| Unclaimed share issue costs | - | 46,699 | 126,667 |
| | 7,990,825 | 5,014,425 | 6,263,235 |
| Valuation allowance | (7,990,825) | (5,014,425) | (6,263,235) |
| Future income tax assets | $ - | $ - | $ - |

The Company's non-capital income tax losses expire as follows:

| | |
|---|---|
| 2015 | $ 633,300 |
| 2026 | 857,700 |
| 2027 | 6,269,400 |
| 2028 | 2,208,200 |
| 2029 | 1,518,800 |
| 2030 | 1,683,700 |
| 2031 | 923,900 |
| | $ 14,095,000 |

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 14. Related Party Transactions and Balances

|  | 2011 | 2010 |
|---|---|---|
| Due from related parties: | | |
| Sharpe Resources Corporation (i) | $ - | $ 121,740 |
| | $ - | $ 121,740 |

(i)     Sharpe is related to the Company because of common management. On September 9, 2008, the Company entered into an agreement with Sharpe for the repayment of certain advances totaling the principal amount of $124,521 (the "Advances") that have been loaned by the Company to Sharpe since January 1, 2005. Sharpe had executed a promissory note (the "Note") in favour of the Company that provided for the repayment of the Advances over a three-year period commencing on September 9, 2008. Pursuant to the Note, the outstanding amount of the Advances accumulated interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the Advances together with all interest on such amount has been repaid in full.

On September 11, 2009, the Company cancelled the Note received from Sharpe and received a new promissory note in the amount of $133,134 at 0% interest payable in three equal installments on September 9, 2011, 2012 and 2013 as consideration for the extension of the Option and Joint Venture agreement it has with Sharpe (see Note 7(d)). The note was written-off during the year ended January 31, 2011.

Consulting, wages and salaries include a bonus accrual of $192,290 (2010 - $125,000; 2009 - $NIL) and salary paid of $124,986 (2010 - $124,986; 2009 - $249,995) to the President of the Company.

Consulting, wages and salaries include a bonus accrual of $21,715 (2010 - $5,200; 2009 - NIL) and salary paid of $45,061 (2010 - $45,061; 2009 - $82,337) to an employee who is also a family member of the President and Director of the Company.

Compensation of $42,000 CDN (2010 - CDN $38,500; 2009 - $23,080 - former CFO) was paid to the CFO of the Company.

During the year, a corporation associated with a director and officer of the Company was paid fees in Canadian dollars of $7,650 (2010 - $6,852, 2009 - $9,849).

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

## 15. Contingencies

(a) The Company and a dissident group of shareholders agreed to settle matters between the parties based on a judgment made by the United States District Court of the Central District of California. The judgment and agreement approved by the District Court stated that the dissident group could not sell or acquire any shares of the Company without notifying the Company and must vote with management on matters being voted on at shareholder meetings for three years from May 5, 2008.



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 15. Contingencies (continued)

(b) The Company received documents filed in the District Court, Nye County, Nevada, whereby a optionor of a property acquired by the Company has requested payment for machinery and equipment stored in the vicinity of the acquired property. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(c) An insurance company engaged by the Company has filed a complaint against the Company which states that they were engaged to provide insurance on open account. The Company has informed the insurance company that it does not agree with the insurance companies calculation of amounts invoiced for insurance on the open account. It is the opinion of management that this disagreement will be satisfactorily negotiated and settled and therefore have accrued $50,000 as a settlement.

(d) The Company received an action against it whereby the Company was requested by a prior lease holder to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company's failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the "DMER"). Management has responded to the DMER and are rectifying the notice received from the DMER and as a result no penalty will be assessed and the Company will be in compliance with the rules and regulations of the DMER.

In the same action the prior lease holder has stated that the Company owes them for storage fees for storing a truck. In the opinion of management the action is without merit and the Company intends to defend itself against this claim.

(e) At January 31, 2011, the Company is involved in litigation and claims, which arise from time to time in the normal course of business. In the opinion of management, any liability that may arise from such contingencies would not be material or have a significant adverse effect on the consolidated financial statements of the Company.

## 16. General and Administrative

|  | 2011 | 2010 | 2009 |
|---|---|---|---|
| Advertising and promotion | $ 44,770 | $ 205,415 | $ 52,000 |
| Corporate development | 7,387 | 47,813 | 64,117 |
| Insurance | 24,168 | 30,065 | 33,161 |
| Office and general | 362,086 | 92,212 | 127,411 |
| Professional fees | 235,983 | 243,219 | 176,204 |
| Travel | - | 11,187 | 3,594 |
| Capital tax, interest and penalties | - | 26,090 | - |
|  | $ 674,394 | $ 656,001 | $ 456,487 |

- 28 -



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 17. Segmented Information

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company's assets are located in the United States except for cash and cash equivalents totaling $100,065 (2010 - $678,589, 2009 - $1,673,912) held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses, totaling $309,735 (2010 - $1,035,250, 2009 - $356,249) necessary to maintain the Company's public company status.

## 18. Differences Between Canadian GAAP and US GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(c), while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred.

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

### 18. Differences Between Canadian GAAP and US GAAP (continued)

Had the Company's consolidated balance sheets as at January 31, 2011 and 2010 been prepared using US GAAP, such balance sheets would be presented as follows:

|  | 2011 | 2010 |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash and cash equivalents | $ 102,038 | $ 745,779 |
| Available-for-sale securities | 52,000 | 60,500 |
| Other receivables and prepaids | 61,277 | 24,537 |
|  | 215,315 | 830,816 |
| Due from related parties | - | 121,740 |
| Reclamation bond | 537,860 | 534,984 |
| Equipment | 453,733 | 725,906 |
| Mining properties - acquisition costs | 2,075,340 | 1,874,404 |
| Mine development | 1,045,125 | 1,044,703 |
|  | $ 4,327,373 | $ 5,132,553 |
| **Liabilities** | | |
| Current | | |
| Accounts payables | $ 15,430 | $ 78,003 |
| Accrued liabilities | 563,197 | 223,377 |
| Due to related parties | 357,061 | - |
|  | 935,688 | 301,380 |
| Asset retirement obligation | 232,010 | 232,010 |
|  | 1,167,698 | 533,390 |
| **Shareholders' Equity** | | |
| Capital stock | 27,517,239 | 27,517,239 |
| Additional paid-in capital | 9,930,740 | 9,930,740 |
| Cumulative adjustments to marketable securities | (441,230) | (433,230) |
| Deficit accumulated during the development stage | (33,847,074) | (32,415,586) |
|  | 3,159,675 | 4,599,163 |
|  | $ 4,327,373 | $ 5,132,553 |

US GAAP requires the presentation of the consolidated statement of comprehensive loss, which includes in addition to revenue and expenses, those comprehensive income items recorded directly in equity on the balance sheet.



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 18. Differences Between Canadian GAAP and US GAAP (continued)

The consolidated statements of operations and comprehensive loss, cash flows and changes in shareholder's equity under US GAAP are as follows:

Consolidated Statements of Operations and Comprehensive Income Loss:

| | Cumulative from inception | 2011 | 2010 | 2009 |
|---|---|---|---|---|
| **Expenses** | | | | |
| General and administrative | $ 5,158,946 | $ 674,394 | $ 656,001 | $ 456,487 |
| Consulting fees | 2,830,781 | 65,759 | 444,159 | 324,963 |
| Stock-based compensation | 5,934,302 | - | 311,471 | - |
| General exploration | 22,799,717 | 843,548 | 871,101 | 4,222,304 |
| Depreciation on non-exploration assets | 17,482 | 1,122 | 1,282 | 1,788 |
| | 36,741,228 | 1,584,823 | 2,284,014 | 5,005,542 |
| **Loss before the following** | (36,741,228) | (1,584,823) | (2,284,014) | (5,005,542) |
| Write down of advances to related company | (207,566) | (132,060) | - | - |
| Gain on disposal of available-for-sale securities | 323,182 | 275,194 | - | - |
| Interest income | 867,884 | 3,221 | 9,630 | 115,822 |
| Gain on sale of exploration property | 1,028,444 | - | 950,320 | - |
| Foreign exchange (loss) gain | 895,799 | 6,980 | (1,020) | (205,565) |
| **Net loss before income taxes** | (33,833,485) | (1,431,488) | (1,325,084) | (5,095,285) |
| **Income taxes** | - | - | - | - |
| **Net loss** | (33,833,485) | (1,431,488) | (1,325,084) | (5,095,285) |
| **Comprehensive income items:** | | | | |
| Recovery of (write down) of available-for-sale securities | (493,044) | (8,000) | (140,000) | 51,810 |
| **Comprehensive loss** | $ (34,326,529) | $ (1,439,488) | $ (1,465,084) | $ (5,043,475) |
| **Net loss per common share** | | | | |
| Basic and Diluted | | $ (0.02) | $ (0.02) | $ (0.06) |
| **Comprehensive loss per common share** | | | | |
| Basic and Diluted | | $ (0.02) | $ (0.02) | $ (0.06) |

- 31 -



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 18. Differences Between Canadian GAAP and US GAAP (continued)

<u>Consolidated Statements of Changes in Shareholders' Equity:</u>
The changes in common stock since the Company's inception as required by US GAAP are as follows:

| | Shares | | Amount Under US GAAP |
|---|---|---|---|
| Issued to former shareholders of SRI | 8,154,614 | $ | 1,318,566 |
| Held by other shareholders | 488,041 | | 467,467 |
| | | | |
| Balance, June 26, 1996 | 8,642,655 | | 1,786,033 |
| Issued for exploration properties | 1,400,000 | | 667,204 |
| Issued for services | 200,000 | | 126,465 |
| Issued for cash on exercise of warrant | 580,577 | | 361,823 |
| Issued for cash | 500,000 | | 329,936 |
| | | | |
| Balance, January 31, 1997 | 11,323,232 | | 3,271,461 |
| Issued for exploration properties | 200,000 | | 134,250 |
| Flow-through shares issued for cash | 300,000 | | 216,763 |
| Issued for cash, less issue costs of $481,480 | 7,228,066 | | 2,129,061 |
| Issued for services | 70,000 | | 58,125 |
| | | | |
| Balance, January 31, 1998 | 19,121,298 | | 5,809,660 |
| Share issue costs | - | | (5,919) |
| | | | |
| Balance, January 31, 1999 | 19,121,298 | | 5,803,741 |
| Issued for cash, less issue costs of $4,092 | 951,494 | | 61,578 |
| | | | |
| Balance, January 31, 2000 | 20,072,792 | | 5,865,319 |
| Issued for cash, less issue costs of $54,246 | 3,043,667 | | 377,614 |
| | | | |
| Balance, January 31, 2001 | 23,116,459 | | 6,242,933 |
| Issued for cash on exercise of warrants | 951,494 | | 123,052 |
| Cancellation of shares held in escrow | (4,836,615) | | (1,279,287) |
| | | | |
| Balance, January 31, 2002 | 19,231,338 | | 5,086,698 |
| Issued for cash, less issue cost of $55,258 | 7,000,000 | | 600,427 |
| Issued for cash, on exercise of stock options | 910,000 | | 88,290 |
| Issued in exchange for exploration properties | 1,000,000 | | 171,125 |
| | | | |
| Balance, January 31, 2003 | 28,141,338 | | 5,946,540 |
| Issued for cash, less issue cost of $266,372 | 6,000,000 | | 845,292 |
| Warrants valuation | - | | (151,276) |
| | | | |
| Balance, January 31, 2004 | 34,141,338 | $ | 6,640,556 |



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 18. Differences Between Canadian GAAP and US GAAP (continued)

Consolidated Statements of Changes in Shareholders' Equity (continued):

| | Shares | Amount Under US GAAP |
|---|---|---|
| Balance, January 31, 2004 | 34,141,338 | $ 6,640,556 |
| Issued for cash, less issue cost of $360,964 | 7,395,000 | 1,486,784 |
| Issued to broker as compensation | 349,680 | 91,117 |
| Issued on warrant exercise | 1,257,500 | 318,352 |
| Warrant valuation | - | (428,918) |
| Warrant call | - | 90,345 |
| Balance, January 31, 2005 | 43,143,518 | 8,198,236 |
| Issued for cash, less issue cost of $295,750 | 12,131,000 | 3,117,705 |
| Issued to broker as compensation | 127,000 | 35,553 |
| Issued on warrant and compensation option exercise | 2,221,060 | 692,984 |
| Warrant call | - | 255,491 |
| Warrant valuation | - | (1,132,581) |
| Issued on stock option exercise | 200,000 | 64,824 |
| Stock option valuation | - | 19,433 |
| Balance, January 31, 2006 | 57,822,578 | 11,251,645 |
| Private placement | 100,000 | 119,325 |
| Private placement for cash, less issue cost of $879,170 | 12,975,967 | 12,407,590 |
| Warrant valuation | - | (2,847,058) |
| Issued on warrant exercise | 6,126,730 | 2,639,865 |
| Warrant call | - | 740,133 |
| Issued on stock option exercise | 1,250,000 | 332,784 |
| Stock option valuation | - | 178,155 |
| Balance, January 31, 2007 | 78,275,275 | 24,822,439 |
| Shares issued on warrant exercised | 4,289,550 | 1,868,342 |
| Fair value of warrants exercised | - | 661,130 |
| Shares issued on stock option exercised | 1,515,000 | 421,672 |
| Balance, January 31, 2008 | 84,079,825 | 27,773,583 |
| Shares issued on stock option exercised cancelled | (885,000) | (259,087) |
| Balance, January 31, 2009 | 83,194,825 | 27,514,496 |
| Shares issued as compensation | 750,000 | 45,000 |
| Shares cancelled | (91,000) | (42,257) |
| **Balance, January 31, 2010 and 2011** | **83,853,825** | **$ 27,517,239** |



- 33 -

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 18. Differences Between Canadian GAAP and US GAAP (continued)

Other changes in shareholders' equity are presented as follows:

| | Warrants | Additional paid in capital | Cumulative adjustments to marketable securities | Deficit accumulated during the development stage |
|---|---|---|---|---|
| Balance, January 31, 2007 | $ 3,546,935 | $ 5,879,511 | $ (374,510) | $ (20,342,065) |
| Warrant exercise, fair value | (661,130) | - | - | - |
| Warrant expiry, fair value | (70,806) | - | - | - |
| Stock options | - | 853,953 | - | - |
| Warrants expired, fair value | - | 70,806 | - | - |
| Net loss | - | - | - | (5,653,152) |
| Other comprehensive loss items | - | - | 29,470 | - |
| Balance, January 31, 2008 | 2,814,999 | 6,804,270 | (345,040) | (25,995,217) |
| Warrant expiry, fair value | (2,814,999) | 2,814,999 | - | - |
| Net loss | - | - | - | (5,095,285) |
| Other comprehensive loss items | - | - | 51,810 | - |
| Balance, January 31, 2009 | - | 9,619,269 | (293,230) | (31,090,502) |
| Stock options | - | 311,471 | - | - |
| Net loss | - | - | - | (1,325,084) |
| Other comprehensive loss items | - | - | (140,000) | - |
| Balance, January 31, 2010 | - | 9,930,740 | (433,230) | (32,415,586) |
| Net loss | - | - | - | (1,431,488) |
| Other comprehensive loss items | - | - | (8,000) | - |
| **Balance, January 31, 2011** | $ - | $ 9,930,740 | $ (441,230) | $ (33,847,074) |

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 18. Differences Between Canadian GAAP and US GAAP (continued)

Consolidated Statement of Cash Flows:

| | Cumulative from Inception | 2011 | 2010 | 2009 |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Net loss | $ (33,833,485) | $ (1,431,488) | $ (1,325,084) | $ (5,095,285) |
| Depreciation | 2,542,897 | 272,726 | 339,136 | 512,946 |
| Stock option compensation | 5,934,302 | - | 311,471 | - |
| Expenses settled by the issue of common shares | 229,610 | - | 45,000 | - |
| Exploration expenditures settled by the issue of common shares | 2,199,799 | - | - | - |
| Consulting services provided as payment for stock options | 117,678 | - | - | - |
| Gain on disposal of available-for-sale securities | (47,988) | - | - | - |
| Gain on disposal of property | (950,320) | - | (950,320) | - |
| Write down of advances to related company | 686,906 | 132,060 | - | - |
| Decrease (increase) in other receivables and prepaids | (44,698) | (36,740) | 22,106 | 67,381 |
| Increase (decrease) in accounts payables | 15,430 | (62,573) | 22,145 | (85,183) |
| Increase (decrease) in accrued liabilities | 563,197 | 339,820 | 88,947 | 54,734 |
| (Decrease) increase in advances to related company | (605,511) | 346,741 | (21,433) | 57,745 |
| | (23,192,183) | (439,454) | (1,468,032) | (4,487,662) |
| | | | | |
| **Financing activities** | | | | |
| Issue of common shares, net of issue costs | 29,176,221 | - | - | - |
| Asset retirement obligation | 232,010 | - | - | 28,824 |
| Purchase of treasury stock | (42,257) | - | - | - |
| | 29,365,974 | - | - | 28,824 |



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 18. Differences Between Canadian GAAP and US GAAP (continued)

Consolidated Statement of Cash Flows (Continued):

| | Cumulative from Inception | 2011 | 2010 | 2009 |
|---|---|---|---|---|
| **Investing activities** | | | | |
| Increase in short-term investments | - | - | - | 117,761 |
| Proceeds on disposal of property | 1,200,000 | - | 1,200,000 | - |
| Purchase of equipment | (2,996,078) | - | (5,298) | (89,000) |
| Acquisition of mining properties | (2,325,570) | (200,988) | (527,818) | (835,790) |
| Mine development costs | (1,045,127) | (422) | (10,671) | (53,910) |
| Purchase of available-for-sale securities | (1,057,976) | - | - | - |
| Reclamation bond | (537,860) | (2,876) | (143,550) | (188,248) |
| Proceeds on disposal of available-for-sale securities | 690,859 | - | - | - |
| | (6,071,752) | (204,286) | 512,663 | (1,049,187) |
| **Cash and cash equivalents** | | | | |
| Net increase (decrease) | 102,039 | (643,740) | (955,369) | (5,508,025) |
| Beginning of year | - | 745,779 | 1,701,148 | 7,209,173 |
| End of year | $ 102,039 | $ 102,039 | $ 745,779 | $ 1,701,148 |

Recent US GAAP accounting pronouncements

- In June 2009, the FASB issued new guidance, which is now a part of ASC 860-10 (formerly SFAS Statement No 166), to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. The FASB undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (which is now a part of ASC 860-10), that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. This new guidance is effective for fiscal years beginning after November 15, 2009. This new guidance does not have a material impact on the Company's consolidated financial statements.



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 18. Differences Between Canadian GAAP and US GAAP (continued)

Recent US GAAP accounting pronouncements (Continued)

- In June 2009, the FASB issued new guidance, which is now part of ASC 810-10 (formerly SFAS Statement No. 167), to improve financial reporting by enterprises involved with variable interest entities. The FASB undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (which is now part of ASC 810-10), as a result of the elimination of the qualifying special-purpose entity, and (2) constituent concerns about the application of certain key provisions of ASC 810-10, including those in which the accounting and disclosures under ASC 810-10 do not always provide timely and useful information about an enterprise's involvement in a variable interest entity. This new guidance is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. This new guidance does not have a material impact on the Company's consolidated financial statements.

- In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, Measuring Liabilities at Fair Value ("ASU 2009-05"). This update provides amendments to ASC 820, Fair Value Measurements and Disclosure, for the fair value measurement of liabilities when a quoted price in an active market is not available. ASU 2009-05 is effective for reporting periods beginning after August 28, 2009. This new guidance does not have a material impact on the Company's consolidated financial statements.

- In January 2010, the FASB issued ASU No. 2010-06 ("ASU 2010-06") applicable to FASB ASC 820-10, Fair Value Measurements and Disclosures. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Company's consolidated results of operations, cash flows or financial positions.

- In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements ("ASU 2010-09"), which amends ASC Topic 855 ("ASC 855") to address certain implementation issues related to an entity's requirement to perform and disclose subsequent events procedures. The amendments in ASU 2010-09 remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The new guidance did not have an impact on the Company's consolidated financial statements or results of operations.



- 37 -

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 18. Differences Between Canadian GAAP and US GAAP (continued)

Recent US GAAP accounting pronouncements (Continued)

- In April 2010, the FASB issued ASU 2010-13, Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades ("ASU 2010-13"). ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as liability if it otherwise qualifies as equity. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of this ASU to have a material impact on the Company's consolidated financial statements.

- 38 -

# ROYAL STANDARD MINERALS INC.

## MANAGEMENT'S DISCUSSION
## AND ANALYSIS

## FOR THE YEAR ENDED JANUARY 31, 2011

# Royal Standard Minerals Inc.
## *Management's Discussion and Analysis*
Year Ended January 31, 2011
Discussion dated May 30, 2011

---

The following management's discussion and analysis ("MD&A") of the financial condition and results of the operations of Royal Standard Minerals Inc. (the "Company") constitutes management's review of the factors that affected the Company's financial and operating performance for the year ended January 31, 2011. This MD&A was prepared to comply with National Instrument 51-102 – Continuous Disclosure Obligations. The MD&A was prepared as of May 30, 2011. This discussion should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended January 31, 2011, together with the notes thereto and the audited annual consolidated financial statements for the year ended January 31, 2010, together with the notes thereto, which were prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Unless otherwise noted, all amounts reported herein are in United States dollars.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if (1) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (2) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (3) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.royalstandardminerals.com.

## DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements (if and when they are made) are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. The key risks that could cause actual outcomes and results to differ from those expressed in the forward-looking statements are listed under the heading Risk Factors in this MD&A. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements.

If and when forward-looking information is set out in this MD&A, the Company will also set out the material risk factors or assumptions used to develop the forward-looking

2

information.  Forward-looking information will be updated as required pursuant to the requirements of NI 51-102.

**DESCRIPTION OF BUSINESS**

The Company is currently active in the States of Nevada and Kentucky, with projects in Nye (the Goldwedge and Manhattan projects), Elko (the Pinon and Dark Star projects) and Churchill (the Fondaway Canyon and Dixie-Comstock projects) Counties, Nevada and Wolfe (Campton Project) County, Kentucky.

The Company's business objective is to continue to invest in the development of both its Goldwedge gold prospect and other Nevada projects.  The Company is in the process of developing its gold and coal prospects and has not yet determined whether these properties contain any economic gold or coal deposits. The recoverability of the amounts shown for both the gold and coal interests is dependent upon: the selling price of gold and coal at the time the Company intends to mine its properties; the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; government policies and regulations; and future profitable production or proceeds from disposition of such properties.

To date, the Company has not discovered an economic deposit. While discovery of ore-bearing structures may result in substantial rewards, it should be noted that few properties that are explored are ultimately developed into producing mines.

The Company believes that although the exploration of its existing projects is positive, mineral exploration in general is uncertain.  As a result, the Company believes that by acquiring additional mineral properties or selling or joint venturing existing mineral properties, it is able to better minimize overall exploration risk. In conducting its search for additional mineral properties, the Company may consider acquiring properties that it considers prospective based on criteria such as the exploration history of the properties, the location of the properties, or a combination of these and other factors. Risk factors to be considered in connection with the Company's search for and acquisition of additional mineral properties include the significant expenses required to locate and establish mineral reserves; the fact that expenditures made by the Company may not result in discoveries of commercial quantities of minerals; environmental risks; risks associated with land title; the competition faced by the Company; and the potential failure of the Company to generate adequate funding for any such acquisitions. See "Risk Factors" below.

If the Company can develop a capital structure that will finance itself for future growth over the next two years the Goldwedge project will continue to be one of the major focuses of the Company in fiscal 2012. This project is considered to be an advanced exploration development project that is fully permitted by the Nevada Department of

3

# Royal Standard Minerals Inc.
## *Management's Discussion and Analysis*
Year Ended January 31, 2011
Discussion dated May 30, 2011

---

Environmental Protection (NDEP) for a mine and mill. The Company will also pursue additional advanced exploration extension drilling at the Pinon and Fondaway projects and advance the property's state and federal development permits in fiscal 2012 if new funding is obtained to finance this drilling.

## OVERALL PERFORMANCE

Unless the Company can secure a financing in the near future, the Company will continue to preserve its cash resources by maintaining its exploration and administrative expenses at a much reduced rate.

The Company is continuing to strategically review its assets to consider scenarios designed to create some value from the Company's gold and coal exploration portfolio. The Company announced on September 8, 2009 that it had sold its Railroad project and received from an unrelated private company net after payout of the $1.5 million option to purchase 100% of the project $1.2 million, retained a 1% NSR royalty and received 500,000 common shares of the private company. These shares became shares in a public company called Gold Standard Ventures Corp. the Company has liquidated these shares to generate cash for operations of the Company.

The Company has continued to take steps to reduce the level of its capital outflow until a financing can be completed in order to remain a viable entity. The Company has reduced its workforce and will cut salaries of all remaining employees and management. The obvious result of this effort is the curtailment of the Goldwedge project in the near term. The objective is to reduce expenditures on all levels and to only spend capital on projects that will enhance the viability of the Company. Further to that goal the Company has been aggressively pursuing a financing to further the advanced exploration of the Goldwedge and other projects in Nevada.

The Company does not have sufficient cash on hand to fund its committed and discretionary exploration and operating activities for fiscal 2012 at current operating levels.

As at January 31, 2011, the Company had mineral properties valued at $12,009,423 compared to $19,799,686 as at January 31, 2010. The reason for the decrease in the value of the mineral properties is the Company incurred $787,166 deferred exploration expenditures on the Goldwedge Project, reduced by a write off of deferred exploration expenditures in the amount of $8,437,355 on the Goldwedge Project, incurred $86,995 on deferred exploration expenditure activities on the Pinon Project, wrote off $339,776 on deferred exploration expenditure activities on the Fondaway Project and incurred $112,707 on deferred exploration activities on the Kentucky Project.

4

# Royal Standard Minerals Inc.
## *Management's Discussion and Analysis*
Year Ended January 31, 2011
Discussion dated May 30, 2011

---

As at January 31, 2011, the Company had a working capital deficiency of $(720,373) compared to working capital of $529,435 as at January 31, 2010. The Company had cash and cash equivalents and other current assets of $215,315 as at January 31, 2011, compared to $830,816 as at January 31, 2010, a decrease of 74.1%. The decrease is primarily due to the cash expenditures incurred on the Company's exploration activities, discussed above, operating expenses and the effect of translation on foreign currency offset by the sale of the marketable securities owned by the Company whereby the Company received $275,695.

## GOING CONCERN

As at January 31, 2011 the Company had a working capital deficiency and does not have sufficient cash on hand to fund its committed and discretionary exploration and operating activities for the remainder of the year. In order to rectify this situation the Company is attempting to secure a debt and/or equity financing and has sold some marketable securities.

The consolidated financial statements and this MD&A for the year ended January 31, 2011 have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The consolidated financial statements and this MD&A do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

## MINERAL PROPERTIES

### Goldwedge Project

The Goldwedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). The Company has completed construction of a processing plant on site which includes primary and secondary crushing facilities that feed a gravity recovery system. In addition, a heap leach pad, silt and fresh water ponds have been completed. Testing of the various mineral processing functions commenced during April 2007 using previously extracted stockpiles of low grade gold feed material to process into gold dore' using the Company's smelter. Due to the reduction in expenditures being incurred on this project, completion of the test phase of the facility is not expected for several months. The Company has also commenced the underground development program which includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The program has concentrated on the development of a spiral decline as a means to better explore the deposit at depth. As part of the program a series

5

of crosscuts were constructed at specific intervals to effectively assess the potential mineralized zones.  All material is sampled daily and analyzed for gold onsite at the Company assay laboratory.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada.  The land package totals approximately 1600 acres (4 patented, 70 unpatented claims).  This property position adjoins the Company's Goldwedge Mine.  The land package includes a number of exploration targets which are of interest to the Company.  In addition, the Company's option includes the Dixie-Comstock claim group located in Churchill County, Nevada.  The Dixie-Comstock is a 1500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years.  It is considered to be an attractive advanced exploration project.  Annual option payments of $48,000 are to be applied to a total purchase price of $600,000.  This option was exercised prior to August 31, 2009 and as a result this property is 100% owned by the Company.

The Company has recorded an asset retirement obligation on its Goldwedge Project in the amount of $156,075, representing the estimated costs of the Company's obligation to restore the property site to its original condition and which is equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

*Project Expenditures*

To January 31, 2011, cumulative net expenditures of $8,437,355 were incurred on the Goldwedge Project consisting of:  (1) acquisition costs - $1,192,167; (2) travel - $398,260; (3) mine development costs - $1,089,100; (4)drilling - $948,793; (5) general exploration - $133,353 (6) $145,714 – professional fees; (7) consulting, wages and salaries - $5,222,103; (8) office and general - $1,758,620; (9) analysis and assays - $157,835; (10) supplies, equipment and transportation – $3,677,741; (11) amortization - $2,481,039; (12) net sale of exploration ore - $330,015; and (13) write down - $8,437,355.  These costs were incurred in connection with various activities the Company performed on a discretionary basis.  Although the deferred exploration expenditures on this project were written down by 50% the Company still considers this project a very good prospect and will continue to maintain the claims and continue to increase the projects value by incurring further exploration expenditures.

*Future Programs*

If a financing is obtained management is anticipating to advance the production potential on the Goldwedge project by incurring further exploration expenditures and upgrading the plant. However, if a financing is not obtained there will be no significant Company

6

funded exploration program on the Goldwedge project. The Company will maintain its 2012 claim renewal fees and will maintain and complete various operational permits with regulatory bodies.

## PINON PROJECT

The Company has developed the necessary construction plans for the Pinon project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) and the Nevada Department of Environmental Protection (NDEP). A second objective is to update the feasibility studies for the Pinon near surface oxide deposits.

The Pinon project is made up of a number of lease agreements to lease certain properties in Elko County, Nevada. The Company is obligated to incur payments of $79,100 and incur exploration expenditures totaling $175,000 to keep the leases in good standing for the year ended January 31, 2012. The Company has complied with the expenditure requirements as a result of prior accumulated exploration expenditures carried forward. The lessors will retain a 5% net smelter return royalty.

The Company has recorded an asset retirement obligation, a bond is in place, in the amount of $56,658 on its Pinon Project, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by the State of Nevada regulatory authorities.

*Project Expenditures*

To January 31, 2011, cumulative expenditures of $2,088,512 were incurred on the Pinon Project consisting of: (1) property acquisition costs - $712,923; (2) travel - $78,326; (3) drilling - $130,600; (4) general exploration – $7,765; (5) professional fees - $85,941; (6) office and general - $98,120; (7) geologist - $32,653; (8) consulting, wages and salaries - $643,624; (9) reclamation costs - $167,785 (10) analysis and assays - $74,042; and (11) supplies, equipment and transportation – $56,733. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

*Future Programs*

The only expenditures anticipated under the Pinon project are to keep the leases in good standing. If a financing is obtained, the Company will actively pursue the completion and filing of a mining permit application with the BLM and NDEP on this project for the year ended January 31, 2012.

7

# Royal Standard Minerals Inc.
## *Management's Discussion and Analysis*
Year Ended January 31, 2011
Discussion dated May 30, 2011

---

**Fondaway Project**

The Fondaway Project is located in Churchill County, Nevada. The Company has leased 130 unpatented mining claims and is obligated to make a payment of $35,000 for the year ended January 31, 2012 to keep the lease in good standing. The lessors will retain a 3% net smelter return royalty on the property.

*Project Expenditures*

To January 31, 2011, cumulative expenditures of $397,813 were incurred on the Fondaway project consisting of: (1) property acquisition costs - $378,537; (2) travel - $3,279; (3) drilling - $15,646; and (4) analysis and assays $351. These costs were incurred in connection with various activities performed by the Company on a discretionary basis. As at January 31, 2011 the deferred exploration expenditures were written off resulting in a charge of $397,813 on the consolidated Statement of Operations. Although the exploration expenditures for this project were written off, the Company will continue to pay all lease payments to keep this project in good standing.

*Future Programs*

If a financing can be obtained, the Company is planning to perform exploration drilling and permitting work totaling approximately $640,000 for the year ended January 31, 2012 on the Fondaway project. However, if a financing is not obtained there will be no significant Company funded exploration program on the Fondaway project. The Company will maintain its 2012 lease payment obligations and claim renewal fees.

**Kentucky Project**

During 2008 in an effort to achieve diversity within its natural resource portfolio the Company and Sharpe Resources Corporation ("Sharpe") entered into an option agreement dated November 19, 2008 whereby the Company agreed to an option to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into between the Company and Sharpe at which time all expenditures incurred and revenues earned from the coal projects will be shared 50 % by the Company and 50% by Sharpe.

Sharpe and the Company are related parties due to the fact that they have common management and directors.

Under the terms of the option agreement a 100% interest in a surface mine coal project in Wolfe County, Kentucky was acquired. The transaction costs included $250,000 to acquire the project and $178,700 for a reclamation bond to cover the state of Kentucky reclamation requirements for this property. The property consists of approximately 1,000 acres of coal mineral rights under lease.

On September 11, 2009 this option agreement was amended to allow the Company to acquire its 50% interest in the properties by advancing to the project $2 million by December 9, 2011. As consideration for this amendment the Company cancelled the note receivable from Sharpe held by the Company and received a new note from Sharpe in the amount of $120,409 on September 9, 2009 repayable in three equal installments on September 9, 2011, 2012 and 2013.

*Project Expenditures*

To January 31, 2011, cumulative expenditures of $1,483,556 were incurred on the Wolfe County, Kentucky project consisting of: (1) property acquisition costs - $418,000; (2) travel - $26,051; (3) professional fees - $96,139; (4) consulting, wages and salaries - $256,672; (5) office and general - $111,703; (6) supplies, equipment and transportation - $413,959; (7) rent - $94,010; (8) Reclamation costs - $22,646 and (9) amortization – $44,376. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

*Future Programs*

The Company has successfully negotiated an extension on this project and as a result has until December 9, 2011 to exercise its option on this project. The Company is maintaining the agreements entered into for this project, however does not intend to make any significant expenditures on this project until commodity prices strengthen, a financing can be successfully completed or some value can be obtained from the sale of the property.

**TECHNICAL DISCLOSURE**

All technical disclosure covering the Company's properties was prepared under the supervision of Roland M. Larsen, the CEO and a director of the Company and a "Qualified Person" within the meaning of National Instrument 43-101.

**ENVIRONMENTAL LIABILITIES**

The Company is not aware of any environmental liabilities, obligations or responsibilities associated with the Company's coal and gold interests.

9

## SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated.

| | 3 Months Ended Jan-31 2011 | 3 Months Ended Oct-31 2010 | 3 Months Ended Jul-31 2010 | 3 Months Ended Apr-30 2010 | 3 Months Ended Jan-31 2010 | 3 Months Ended Oct-31 2009 | 3 Months Ended Jul-31 2009 | 3 Months Ended Apr-30 2009 |
|---|---|---|---|---|---|---|---|---|
| Interest Income | 1,149 | 130 | 919 | 1,023 | 1,334 | 2,967 | 2,296 | 3,033 |
| Foreign Currency | 12,980 | -7,503 | -1,751 | 3,254 | 3,033 | -15,000 | 15,648 | -4,701 |
| Advances Write-off | -132,060 | | | | | | | |
| Exploration Write-off | -8,835,168 | | | | | | | |
| Gain on sale of Shares | 275,194 | | | | | | | |
| Expenses | -346,144 | -84,864 | -111,313 | -198,954 | -578,695 | -372,680 | -332,613 | -128,925 |
| Net Income (Loss) | -9,024,049 | -92,237 | -112,145 | -194,677 | -632,284 | 256,442 | -314,669 | -130,593 |
| Basic & Diluted | | | | | | | | |
| Earnings per share | 0.11 | 0.00 | 0.00 | 0.00 | -0.01 | 0.00 | 0.00 | 0.00 |

The net losses for the three months ended April 30, 2009, July 31, 2009, April 30, 2010, July 31, 2010 and October 31, 2010 principally relate to interest income offset by expenses incurred for general working capital purposes except for the net loss for July 31, 2009 which had a large offsetting amount of $149,535 for Stock-based compensation.

The net income for October 31, 2009 relates to interest income offset by expenses incurred for general working capital purposes resulting in a net loss of $384,713. This net loss is offset by the gain on sale of the Railroad Project property of $641,155 resulting in the net income for the period of $256,442.

The net loss for January 31, 2010 principally relates to interest income offset by expenses incurred for general working capital purposes. The net loss is offset by a gain on sale of the Railroad Project property of $583,199 which differs by $57,956 from the quarter ended October 31, 2009 due to the additional legal expenses relating to the transaction expensed during the quarter ended January 31, 2010.

The net loss for January 31, 2011 principally relates to interest income offset by expenses incurred for general working capital purposes. The net loss is offset by a gain on sale of marketable securities of $275,194, the write off of deferred exploration expenditures in

10

the amount of $8,835,168 and the write off of advances made to a related party in the amount of $132,060.

## RESULTS OF OPERATIONS

Year ended January 31, 2011 compared with the year ended January 31, 2010

The Company's net loss totaled $9,423,108 for the year ended January 31, 2011, with basic and diluted losses per share of $0.11. This compares with net loss of $821,104 with basic and diluted losses per share of $0.01 for the year ended January 31, 2010. The increase of $8,602,004 in net loss was principally due to a decrease in consulting, wages and salaries, the write down of exploration properties, the write down of advances made to a related party and a gain on disposal of marketable securities in the year ended January 31, 2011.

Three months ended January 31, 2011 compared with three months ended January 31, 2010

The net loss of $9,024,049 for the three months ended January 31, 2011 principally relates to interest income of $1,149 offset by expenses incurred for general working capital purposes of $346,144.  The net loss for the three months ended January 31, 2011 is offset by a gain on sale of marketable securities of $275,194, the write off of advances made to a related party in the amount of $132,060 and the write off of deferred exploration expenditures in the amount of $8,835,168.

The net loss of $632,284 for the three months ended January 31, 2010 principally relates to interest income of $1,334 offset by expenses incurred for general working capital purposes of $1,161,894.   The net loss for the three months ended January 31, 2010 is offset by $57,956 to reflect the additional legal expenses incurred during the quarter relating to the sale of the Railroad project.

## LIQUIDITY AND CAPITAL RESOURCES

The activities of the Company, principally the acquisition of properties prospective for gold and coal are financed through the completion of an equity or debt financing, the exercise of stock options or the sale of exploration properties or marketable securities owned by the Company. For the year ended January 31, 2011, the cash resources of the Company decreased by $643,741.  The decrease in cash resources is a result of the use of such resources to meet its commitments and to maintain its exploration projects and the payment of general expenses of the Company.

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# Royal Standard Minerals Inc.
## *Management's Discussion and Analysis*
Year Ended January 31, 2011
Discussion dated May 30, 2011

---

There is no assurance that future sales or equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See "Risk Factors" below. As at January 31, 2011, the Company had $102,038 in cash and cash equivalents (January 31, 2010: $745,779). The Company had working capital deficiency of $720,373 as of January 31, 2011, compared to working capital of $529,435 as of January 31, 2010. Working capital has decreased for the current period presented as a result of funds spent on gold and coal projects and maintaining the Company's reporting issuer status and operating activities offset by the sale of the marketable securities for the amount of $275,695.

Current liabilities of $935,688 were up on January 31, 2011, compared to $301,381 as at January 31, 2010 due to the Company's inability to meet its current obligations. The current liabilities are primarily due to accruals for exploration expenditures, wages and general expenditures. The Company's cash and cash equivalents and short-term investments as at January 31, 2011, are not sufficient to pay these liabilities. The Company is currently attempting to secure a debt and/or equity financing in order to rectify the working capital deficiency that currently exists.

As of January 31, 2011, the Company had met its capital commitment obligations to keep all of its property agreements in good standing.

The Company's liabilities and obligations for the following five years as of January 31, 2011, are summarized below:

| Liabilities and obligations | Total | January 31, 2012 | January 31, 2013-2014 | January 31, 2015-2016 |
|---|---|---|---|---|
| Option Agreement(a) | $520,000 | $520,000 | n/a | n/a |
| Mining interests (b) | $795,500 | $159,100 | $318,200 | $318,200 |
| Employment Contract (c) | $1,250,000 | $250,000 | $500,000 | $500.000 |
| Corporate expenses (d) | $2,000,000 | $400,000 | $800,000 | $800,000 |
| **Total** | **$4,565,500** | **$1,329,100** | **$1,618,200** | **$1,618,200** |

(a) Under the terms of the option agreement with Sharpe the Company is required to incur expenditures of approximately $520,000 by December 9, 2011 to exercise its option.

(b) Includes optional payments and expenditures required in order to maintain its various mining interests in good standing. A summary of fees is noted below:

12

# Royal Standard Minerals Inc.
## *Management's Discussion and Analysis*
Year Ended January 31, 2011
Discussion dated May 30, 2011

---

**Goldwedge Project**

In order to maintain its property on the Goldwedge Project, the Company has to pay claim renewal fees to the Bureau of Land Management ("BLM") of approximately $15,000.

**Pinon Project**

In order to maintain its lease agreements on the Pinon Project, the Company has to make annual payments of $79,100 for the year ended January 31, 2011 and a commitment of $175,000 (incurred) in exploration expenses which includes claim renewal fees of $15,000 to BLM.

**Fondaway Project**

In order to maintain the lease agreements on the Fondaway Project, the Company has to make annual optional payments of $35,000 and has to pay claim renewal fees to BLM of approximately $15,000.

See "Mining Interests" above.

(c) The Company has an employment contract dated January 1, 2006 with Mr. Larsen the CEO of the Company. The contract is for a term of five years, allows for a base salary of $250,000 per year and also provides for an additional annual bonus payment. Should the contract be terminated prior to the five year term, the contract has an early termination compensation clause whereby the total amount still outstanding for the remainder of the five year term will be paid to Mr. Larsen.

(d) The Company estimates that it will incur approximately $400,000 per year in corporate expenses over the next five years. These expenditures are generally not committed and are discretionary in nature. The Company will continue to monitor the global market situation and may adjust its expenditures, depending on future market conditions.

Management believes that the Company's cash and cash equivalents and short term investments are not sufficient to meet its expenditures for the next five years as the Company has a working capital deficiency balance of $720,373 (total expected expenditures over the next five years - $4,565,500). As a result, the Company will be required to raise some capital during this period by way of an equity or debt financing, the exercise of options or the sale of an asset to meet its obligations. There is no guarantee that the five year time horizon that management has presented will be realized. See "Risk Factors" below.

13

# Royal Standard Minerals Inc.
## *Management's Discussion and Analysis*
Year Ended January 31, 2011
Discussion dated May 30, 2011

---

The Company has no operating revenues and therefore it must utilize its current cash reserves, income from short-term investments, funds obtained from the exercise of stock options and other financing transactions to maintain its capacity to meet ongoing discretionary exploration and operating activities. Given that the Company does not have sufficient funds on hand to meet its next five year capital requirements, it anticipates raising additional funds during the next year by the sale of assets, equity or debt financing, the exercise of stock options, the sale of short-term investments or the combination of the methods to generate funds. The Company is attempting to secure a debt and/or equity financing to raise $10,000,000 to $15,000,000 which would be sufficient funds to meet its expected expenditures over the next five years.

As of January 31, 2011, the Company had 83,853,825 common shares issued and outstanding, and options outstanding to acquire 7,904,691 common shares of the Company that would raise $790,469 if exercised in full. This is not anticipated until financial markets recover. During the year ended January 31, 2011, no common shares were issued.

To date, the cash resources of the Company are held with the Royal Bank of Canada.

The Company has no debt and its credit and interest rate risk is minimal. Accounts payable and accrued liabilities are short-term and non-interest bearing.

The Company's liquidity risk with financial instruments is minimal as excess cash is invested in highly liquid bank-backed guaranteed investment certificates.

The funds on hand are not adequate to meet the ongoing discretionary exploration program (See "Mining Interests" above) or the funds to complete the development of its projects, if warranted. The Company is dependent on external financing to fund its activities and as a result the Company will spend its existing capital and raise additional amounts to meet its current discretionary exploration program when economic conditions permit it to do so.

The market value of the Company's investment in public companies as of January 31, 2011, was $52,000. The Company can sell the securities to raise funds to settle its obligations as they arise.

Due to the current market conditions, the Company has decided to conserve cash; in particular, the Company will scale down its exploration efforts on its properties and undertake a strategic review of its assets. More specifically, the review will consider scenarios designed to unlock value in the Company's gold and coal exploration portfolio. The options being considered include, but are not limited to, sale of gold or coal assets, joint ventures, and restructuring of assets.

14

# Royal Standard Minerals Inc.
## *Management's Discussion and Analysis*
Year Ended January 31, 2011
Discussion dated May 30, 2011

---

The Company also intends to reduce monthly discretionary expenditures in a prudent manner in response to current market conditions. The Company will continue to monitor the global market situation and may re-adjust its discretionary and committed expenditures, depending on future market conditions.

## RELATED PARTY TRANSACTIONS

|  | January 31, 2011 | January 31, 2010 |
|---|---|---|
| Due from related parties |  |  |
| Sharpe Resources Corporation[1] | $- | $121,740 |
|  | $- | $121,740 |

(1) Sharpe is related to the Company because of common management. Sharpe has executed a promissory note (the "Note") providing for the repayment of the Note over a three year period commencing on September 9, 2008. The unpaid balance of the Note will accumulate interest at the rate of 4% per annum. As consideration for an extension of the option under the option agreement with Sharpe, on September 9, 2009 this note was cancelled and Sharpe executed a new promissory note in the amount of $133,134 with an interest rate of 0% providing for the repayment of the note over a three year period commencing September 9, 2011. The note was written off during the quarter ended January 31, 2011.

Consulting, wages and salaries for the year ended January 31, 2011 include a bonus accrual of $192,290 (years ended January 31, 2010 - $125,000 and 2009 - $NIL) and salary paid of $124,986 (years ended January 31, 2010 - $124,986 and 2009 - $249,995) to the President of the Company.

Consulting, wages and salaries for the year ended January 31, 2011 include a bonus accrual of $21,715 (years ended January 31, 2010 - $5,200 and 2009 - $NIL) and salary paid of $45,061 (years ended January 31, 2010 - $45,061 and 2009 $82,337) paid to an employee who is also a family member of the President and Director of the Company.

Compensation for the year ended January 31,2011 of $42,000 CDN (years ended January 31, 2010 - $38,500 CDN and 2009 $23,080 – former CFO)was paid to the CFO of the Company.

During the year ended January 31, 2011, a corporation associated with a director and officer of the Company was paid fees of $7,650 (years ended January 31, 2010 - $6,852 and 2009 - $$9,849).

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

15

## CONTINGENCIES

(a) The Company and a dissident group of shareholders agreed to settle matters between the parties based on a judgment made by the United States District Court of the Central District of California. The judgment and agreement approved by the District Court stated that the dissident group could not sell or acquire any shares of the Company without notifying the Company and must vote with management on matters being voted on at shareholder meetings for three years from May 5, 2008.

(b) The Company received documents filed in the District Court, Nye County, Nevada, whereby an optionor of a property acquired by the Company has requested payment for machinery and equipment stored in the vicinity of the acquired property. In the opinion of management the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(c) An insurance company engaged by the Company has filed a complaint against the Company which states that they were engaged to provide insurance on open account. The Company has informed the insurance company that it does not agree with the insurance company's calculation of amounts invoiced for insurance on the open account. It is the opinion of management that this disagreement will be satisfactorily negotiated and settled and therefore have accrued $50,000 as a settlement.

(d) The Company received an action against it whereby the Company was requested, by a prior lease holder, to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company's failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the "DMER"). Management has responded to the DMER and are rectifying the notice received from the DMER and as a result no penalty will be assessed and the Company will be in compliance with the rules and regulations of the DMER.

(e) In the same action the prior lease holder has stated that the Company owes them for storage fees for storing a truck. In the opinion of management the action is without merit and the Company intends to defend itself against this claim.

(f) At January 31, 2011, the Company is involved in litigation and claims, which arise from time to time in the normal course of business. In the opinion of management, any liability that may arise from such contingencies would not be material or have a significant adverse effect on the consolidated financial statements of the Company.

16

# Royal Standard Minerals Inc.
## *Management's Discussion and Analysis*
Year Ended January 31, 2011
Discussion dated May 30, 2011

---

**OFF-BALANCE SHEET ARRANGEMENTS**

As of the date of this filing, the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

**PROPOSED TRANSACTIONS**

The proposed transaction announced on September 7, 2010 announcing the Company's attempt to secure a financing, as reported in the July 31, 2010 management discussion and analysis, did not get completed. The Company continues to negotiate with parties to obtain a debt and or equity financing to obtain funds to continue the advanced exploration at the Goldwedge property and to meet its day to day operations.

**CRITICAL ACCOUNTING ESTIMATES**

The preparation of the Company's consolidated financial statements requires management to make certain estimates that affect the amounts reported in the consolidated financial statements. The accounting estimates considered significant are the valuation of the Company's mining interests and stock-based compensation.

The policy of capitalizing exploration costs to date does not necessarily relate to the future economic value of the exploration properties. The valuation of mining interests is dependent entirely upon the discovery of economic mineral deposits. Management has considered EIC-174, Accounting by Mining Enterprises for Exploration Costs, and have determined that there was an impairment of the carrying value of the Fondaway Project and the Goldwegde Project and as a result wrote the deferred exploration expenditures of these projects off, creating a charge of $8,835,168 on operations of the Company. They also determined that there was no impairment of the carrying value of the other projects as disclosed in the consolidated financial statements for the year ended January 31, 2011.

The Company uses the Black-Scholes model to determine the fair value of stock options. The main factor affecting the estimates of stock-based compensation is the stock price volatility used. The Company uses historical price data and comparables in the estimate of future volatility.

17

Other items requiring estimates for the year ended January 31, 2011, are future income taxes, accounts payable and accrued liabilities and asset retirement obligations.

Changes in the accounting estimates in these items may have a material impact on the financial position of the Company.

## SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and special shares. As of May 30, 2011, the Company has 83,853,825 common shares outstanding.

As of May 30, 2011, the following stock options were outstanding:

| Number of Options | Exercise Price | Expiry Date |
|---|---|---|
| 7,904,691 | $0.10 | June 26, 2014 |

On June 26, 2009 the Company cancelled 5,842,500 options with exercise prices between CDN$0.29 and CDN$1.44 with various expiry dates between April 13, 2010 and July 13, 2012.

The Company's common shares are listed in the United States on the US OTC:BB symbol RYSMF.

## FUTURE ACCOUNTING CHANGES

### *International Financial Reporting Standards ("IFRS")*
The Canadian Accounting Standards Board ("AcSB") has confirmed that IFRS will replace current Canadian GAAP for publicly accountable enterprises, effective for fiscal years beginning on or after January 1, 2011.

Accordingly, the Company will report interim and annual consolidated financial statements (with comparatives) in accordance with IFRS beginning with the quarter ended April 30, 2011. The Company's 2011 interim and annual consolidated financial statements will include comparative 2010 financial statements, adjusted to comply with IFRS.

IFRS Transition Plan

## Royal Standard Minerals Inc.
### *Management's Discussion and Analysis*
Year Ended January 31, 2011
Discussion dated May 30, 2011

The Company has established an IFRS transition plan and engaged a third party to assist with the planning and implementation of its transition to IFRS.

The following summarizes the Company's progress and expectations with respect to its IFRS transition plan:

| | |
|---|---|
| Initial scoping and analysis of key areas for which accounting policies may be impacted by the transition to IFRS. | Complete. |
| Detailed evaluation of potential changes required to accounting policies, information systems and business processes. | Complete. |
| Application of (IFRS 1) First time Adoption of International Financial Reporting Standards. | Complete |
| Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives | In progress, to be completed in conjunction with Q1 2012 IFRS financial statements |
| Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements | In progress, to be completed in conjunction with Q1 2012 IFRS financial statements |
| Management and employee education and training | Throughout the transition process |
| Quantification of the Financial Statement impact of changes in accounting policies | In progress, to be completed in conjunction with Q1 2012 IFRS financial statements |

### *Impact of Adopting IFRS on the Company's Business*

As part of its analysis of potential changes to significant accounting policies, the Company is assessing what changes may be required to its accounting systems and

19

business processes. The Company believes that the changes identified to date are minimal and the systems and processes can accommodate the necessary changes.

To date, the Company has not identified any contractual agreements that may be affected by potential changes to significant accounting policies.

The Company's staff and advisors involved in the preparation of the consolidated financial statements are being trained on the relevant aspects of IFRS and the anticipated changes to accounting policies. Employees of the Company who will be affected by a change to business processes as a result of the conversion to IFRS will also be trained as necessary.

The Board of Directors and the Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and made aware of the evaluation to date of the key aspects of IFRS affecting the Company.

### First time Adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 First time Adoption of International Financial Reporting Standards ("IFRS 1"), which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS, effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has identified the following optional exemptions that it expects apply in its preparation of an opening IFRS statement of financial position as at February 1, 2010, the Company's transition date:

- To apply IFRS 2 Share based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the transition date.
- To apply IFRS 3 Business Combinations prospectively from the transition date, therefore not restating business combinations that took place prior to the transition date.
- To apply the transition provisions of IFRIC 4 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the transition date contain a lease based on the circumstances existing at that date.
- To apply IAS 23 Borrowing Costs prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

20

Prior to reporting interim consolidated financial statements in accordance with IFRS for the quarter ending April 30, 2011, the Company may decide to apply other optional exemptions contained in IFRS 1.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company's opening IFRS statement of financial positions as at the transition date will be consistent with those made under current Canadian GAAP. If necessary, estimates will be adjusted to reflect any difference in accounting policy.

### Impact of Adopting IFRS on the Company's Financial Statements

The adoption of IFRS will result in some changes to the Company's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements.

The following provides a summary of the Company's evaluation to date of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight the areas the Company has identified as having the most potential for a significant change. The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company's accounting policies on adoption of IFRS. At the present time, however, the Company is not aware of any significant expected changes prior to its adoption of IFRS that would affect the summary provided below.

1.  ***Exploration and Evaluation Expenditures***

    IFRS currently allows an entity to determine an accounting policy that specifies the treatment of costs related to the exploration for and evaluation of mineral properties. The Company expects to establish an accounting policy to expense, as incurred, all costs relating to exploration and evaluation until such time as it has determined that a property has economically recoverable reserves.

    The application of this policy on the adoption of IFRS will have a significant impact on the Company's consolidated financial statements. On adoption of IFRS, the carrying value of the mineral resource properties will be reduced to zero (as at the transition date), with a corresponding adjustment to accumulated deficit. All subsequent exploration and evaluation costs will be expensed as incurred until such time as it has been determined that a property has economically recoverable reserves.

21

2. *Impairment of (Non financial) Assets*

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non financial assets will be changed to reflect these differences. However, the Company does not expect that this change will have an immediate impact on the carrying value of its assets. The Company will perform impairment assessments in accordance with IFRS at the transition date.

3. *Share based Payments*

In certain circumstances, IFRS requires a different measurement of stock based compensation related to stock options than current Canadian GAAP.

The Company does not expect any changes to its accounting policies related to share based payments that would result in a significant change to line items within its consolidated financial statements.

4. *Property and Equipment*

IFRS contains different guidance related to recognition and measurement of property and equipment than current Canadian GAAP.

The Company does not expect any changes to its accounting policies related to property and equipment that would result in a significant change in line items within its consolidated financial statements.

5. *Asset Retirement Obligations (Decommissioning Liabilities)*

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities will be changed to reflect these differences. However, the Company does not expect this change will have an immediate impact on the carrying value of its assets.

22

6. *Income Taxes*

In certain circumstances, IFRS contains different requirements related to recognition and measurement of future (deferred) income taxes.

The Company does not expect any changes to its accounting policies related to income taxes that would result in a significant change to line items within its consolidated financial statements.

7. *Foreign Currency*

IFRS requires that the functional currency of the Company and its subsidiaries be determined separately, and the factors considered to determine functional currency are somewhat different than current Canadian GAAP.

Based on the assessment to date, Royal Standard expects that a change in the functional currency may be required on adoption of IFRS. The Company has not finalized this assessment or whether retrospective application of any change would have a significant effect on the financial statements.

**Subsequent Disclosures**

Further disclosures of the IFRS transition process are expected as follows:

- The Company's first financial statements prepared in accordance with IFRS will be the interim consolidated financial statements for the three months ending April 30, 2011, which will include notes disclosing transitional information and disclosure of new accounting policies under IFRS. The interim consolidated financial statements for the three months ended April 30, 2011, will also include 2010 consolidated financial statements for the comparative period, adjusted to comply with IFRS, and the Company's transition date IFRS statement of financial position (at February 1, 2011).

**MANAGEMENT OF CAPITAL**

The Company manages its capital with the following objectives:

- to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
- To maximize shareholder return through enhancing the share value.

23

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing securities, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, contributed surplus, accumulated other comprehensive income and deficit which at January 31, 2011, totaled $12,048,633 (January 31, 2010 - $21,479,741)

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company's capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2011. The Company is not subject to any capital requirements imposed by a lending institution or by any other external body. The Company continues to investigate sources to obtain capital in order that it can pay off its current working capital deficiency and obtain sufficient working capital to meet its requirement for future cash flows required to meet operating expenditures and other investing and financing activities.

**PROPERTY AND FINANCIAL RISK FACTORS**

(a)      Property risk

The Company's gold and coal interests being the Goldwedge Project, Pinon Project, Fondaway Project and Kentucky Project ( collectively "Property Interests") are the only projects that are currently material to the Company. Unless the Company acquires or develops additional material Property Interests, the Company will be solely dependent upon its current Property Interests. If no additional Property Interests are acquired by the Company, any adverse development affecting the Company's existing Property Interests would have a material adverse effect on the Company's financial condition and results of its operations.

(b)      Financial risk

24

# Royal Standard Minerals Inc.
## *Management's Discussion and Analysis*
Year Ended January 31, 2011
Discussion dated May 30, 2011

---

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee. The Board of Directors provides regular guidance for overall risk management.

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash equivalents. The Company has no significant concentration of credit risk arising from operations. Cash equivalents consist of money market deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be minimal.

Financial instruments included in sundry receivables consist of deposits held with service providers. Sundry receivables are in good standing as of January 31, 2011. Management believes that the credit risk concentration with respect to due from related parties is minimal.

The Company`s marketable securities are subject to fair value fluctuations. Management believes that the credit risk with respect to marketable securities is remote.

(ii) Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2011, the Company had a cash balance of $102,038 (January 31, 2010 - $745,779) to settle current liabilities of $935,688 (January 31, 2010 - $301,381). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company continues to negotiate a debt or equity financing to continue its advanced exploration program on its Goldwedge property and to meet its ongoing obligations.

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rate, foreign exchange rates and commodity and equity prices.

# Royal Standard Minerals Inc.
## *Management's Discussion and Analysis*
Year Ended January 31, 2011
Discussion dated May 30, 2011

---

(a) Interest rate risk

The Company has cash balances and no interest-bearing debt at this time. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposit, with reputable financial institutions. The Company regularly monitors its cash management policy.

(b) Foreign currency risk

The Company's functional and reporting currency is the US dollar and major purchases are translated in US dollars. An operating account is maintained in Canadian dollars primarily for settlement of general corporate expenditures.

(c) Commodity price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices, as it relates to coal and precious metals in the United States, individual equity movements and the stock market in general to determine the appropriate course of action to be taken by the Company.

**Sensitivity analysis**

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period.

- Interest rate risk is remote as the interest rates on the Company's money market deposits and short-term investments are fixed.
- The Company's marketable securities are subject to fair value fluctuations. As at January 31, 2011, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the year ended January 31, 2011 would have been approximately $5,200 higher/lower. Similarly, as at January 31, 2011, reported shareholders' equity would have been approximately $5,200 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.
- Cash and cash equivalents, sundry receivables, and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2011, had the US dollar weakened/strengthened by 5% against

26

the Canadian dollar with all other variables held constant, the net loss and comprehensive (loss) would be affected by approximately $5,000.

- Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As at January 31, 2011, the Company is not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings, debt offerings and the exercise of stock options. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

**RISK FACTORS**

*An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors described below.*

Exploration Stage Company and Exploration Risks
The Company is a junior resource company focused primarily on the acquisition and exploration of mineral properties located in USA. The properties of the Company have no established reserves. There is no assurance that any of the projects can be mined profitably. Accordingly, it is not assured that the Company will realize any profits in the short to medium term, if at all, from its mineral properties. Any profitability in the future from the business of exploration will be dependent upon developing and commercially mining an economic deposit of minerals, which in itself is subject to numerous risk factors. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time that even a combination of management's careful evaluation, experience and knowledge may not eliminate. While discovery of ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration, development and production programs of the Company will result in profitable commercial mining operations. The profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves that are

27

sufficient to commercially mine some of the Company's properties and to construct, complete and install mining and processing facilities on those properties that are actually mined and developed.

No History of Profitability from Mineral Exploration

The Company is a development stage company with no history of profitability from mineral exploration. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire, retain and engage in commercial production on its property interests and, if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan.

Government Regulations

The Company's exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In order for the Company to carry out its mining activities, the Company's exploitation licences must be kept current. There is no guarantee that the Company's exploitation licences will be extended or that new exploitation licences will be granted. In addition, such exploitation licences could be changed and there can be no assurances that any application to renew any existing licences will be approved. The Company may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Company will also have to obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to comply with any such conditions.

Market Fluctuations and Commercial Quantities

The market for minerals is influenced by many factors beyond the control of the Company such as changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing companies, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency availability and exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. The metals industry in general is intensely competitive and there is no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Company's control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of

28

transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors that may affect commercial viability so that any adverse combination of such factors may result in the Company not receiving an adequate return on invested capital.

Mining Risks and Insurance
The Company is subject to risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, damage to life or property and other hazards of mineral exploration against which it or the operator if its exploration programs cannot insure or against which it or such operator may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the financial position of the Company.

Environmental Protection
The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect the Company or require it to expend significant funds.

Capital Investment
The ability of the Company to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favourable. Should the Company not be able to obtain such financing, its properties may be lost entirely.

Conflicts of Interest
Certain of the directors and officers of the Company may also serve as directors and officers of other companies involved in base and precious metal exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on, any matters in which such directors may have a conflict of interest.

Dependence on Key Employees
The Company's business is dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant

29

extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company.

## DISCLOSURE OF INTERNAL CONTROLS

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the audited consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the audited consolidated financial statements, and (ii) the audited consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the audited consolidated financial statements.

In contrast to the certificate required under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), the Company utilizes the Venture Issuer Basic Certificate, which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of:

(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP. The Company's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

30

# Royal Standard Minerals Inc.
## *Management's Discussion and Analysis*
Year Ended January 31, 2011
Discussion dated May 30, 2011

___

## MINING INTERESTS

The following table sets forth a breakdown of material components of mining interests:

| | January 31, 2011 | January 31, 2010 | Cumulative from date of inception of exploration | |
|---|---|---|---|---|
| | | | | |
| **Goldwedge Project** | | | | |
| Opening balance | **$16,087,544** | $15,177,300 | $0 | |
| | | | | |
| Property acquisition costs | **40,492** | 430,028 | 1,192,167 | |
| Travel | **65,983** | 6,914 | 398,260 | |
| Mine development costs | **42,312** | 10,671 | 1,089,100 | |
| Drilling | **0** | -202 | 948,793 | |
| General Exploration | **0** | 0 | 133,353 | |
| Professional fees | **65,550** | 7,528 | 145,714 | |
| Consulting, wages and salaries | **240,392** | 282,548 | 5,222,103 | |
| Office and general | **84,314** | 118,112 | 1,758,620 | |
| Analysis and assays | **2,225** | 7,983 | 157,835 | |
| Supplies, equipment and transportation | **-9,010** | 54,153 | 3,677,741 | |
| Amortization | **254,908** | 322,524 | 2,481,039 | |
| Net proceeds from sale of development ore | **0** | -330,015 | -330,015 | |
| Write down | **-8,437,355** | 0 | -8,437,355 | |
| | | | | |
| Book value of mineral property | **$8,437,355** | $16,087,544 | $8,437,355 | |
| | | | | |

# Royal Standard Minerals Inc.
## *Management's Discussion and Analysis*
Year Ended January 31, 2011
Discussion dated May 30, 2011

| | January 31,2011 | January 31, 2010 | Cumulative from date of inception of exploration | |
|---|---|---|---|---|
| **Pinon Project** | | | | |
| Opening balance | **$2,001,517** | $1,931,122 | $0 | |
| | | | | |
| Property acquisition costs | **102,706** | 54,013 | 712,923 | |
| Travel | **0** | 0 | 78,326 | |
| Drilling | **0** | 0 | 130,600 | |
| General Exploration | **0** | 0 | 7,765 | |
| Professional fees | **0** | 19,668 | 85,941 | |
| Office and general | **0** | 0 | 98,120 | |
| Geologist | **0** | 0 | 32,653 | |
| Consulting, wages and salaries | **-15,711** | 258 | 643,624 | |
| Reclamation costs | **0** | 0 | 167,785 | |
| Analysis and assays | **0** | 0 | 74,042 | |
| Supplies, equipment and transportation | **0** | -3,544 | 56,733 | |
| | | | | |
| Book value of mineral property | **$2,088,512** | $2,001,517 | $2,088,512 | |
| | | | | |
| **Railroad Project** | | | | |
| Opening balance | **$0** | $460,013 | $0 | |
| | | | | |
| Property acquisition costs | **0** | 5,980 | 465,993 | |
| Professional fees | **0** | 123,580 | 123,580 | |
| Consulting, wages and salaries | **0** | 27,727 | 27,727 | |
| Sale of property | **0** | -617,300 | -617,300 | |
| | | | | |
| Book value of mineral property | **$0** | $0 | $0 | |
| | | | | |
| **Fondaway Project** | | | | |
| Opening balance | **$339,776** | $302,279 | $0 | |
| | | | | |
| Property acquisition costs | **58,038** | 37,497 | 378,538 | |
| Travel | **0** | 0 | 3,279 | |
| Drilling | **0** | 0 | 15,646 | |
| Analysis and assays | **0** | 0 | 351 | |
| Written off | **-397,814** | | -397,814 | |
| | | | | |
| Book value of mineral property | **$0** | $339,776 | $0 | |

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| | | January 31, 2011 | January 31, 2010 | Cumulative from date of inception of exploration | |
|---|---|---|---|---|---|
| **Kentucky Project** | | | | | |
| Opening balance | | **$1,370,849** | $1,136,682 | $0 | |
| | | | | | |
| Property acquisition costs | | **-300** | 300 | 418,000 | |
| Travel | | **62** | 12,162 | 26,051 | |
| Reclamation costs | | **444** | 2,925 | 22,646 | |
| Professional fees | | **17,786** | 29,673 | 96,139 | |
| Consulting, wages and salaries | | **49,150** | 43,694 | 256,672 | |
| Office and general | | **15,223** | 35,825 | 111,703 | |
| Supplies, equipment and transportation | | **13,646** | 93,508 | 413,959 | |
| Rent | | **0** | 750 | 94,010 | |
| Amortization | | **16,696** | 15,330 | 44,376 | |
| | | | | | |
| Book value of mineral property | | **$1,483,556** | $1,370,849 | $1,483,556 | |
| | | | | | |
| **TOTAL** | | **$12,009,423** | $19,799,686 | $12,009,423 | |

33

**Item 18. Financial Statements.**

Not applicable.

**Item 19. Exhibits.**

Exhibit 12        Section 302 Certifications
Exhibit 13        Section 906 Certifications


# SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


ROYAL STANDARD MINERALS INC.
(Registrant)
/s/ Roland M. Larsen
Roland M. Larsen, President & CEO


Date:    July 26, 2011


***Risks Associated with Forward Looking Statements***.  This Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21e of the securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Investors and shareholders are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the ability of the Company to continue its mineral exploration strategy, complete recommended work programs, the success of the Company in locating mineral bodies in commercially recoverable quantities, the ability of the Company to develop the mineral bodies either on its own or in partnership with third parties, the ability of the Company to acquire interests in mineral exploration properties or mining claims, as well as market prices for mineral resources, competition and general market conditions.  Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Form 20-F will prove to be accurate.  In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

# CERTIFICATIONS

I, Roland M. Larsen, certify that:

1. I have reviewed this annual report on Form 20-F of Royal Standard Minerals Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared:
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: July 26, 2011

\s\ Roland M. Larsen
Roland M. Larsen
President & CEO

**CERTIFICATIONS**

I, Kimberly Koerner, certify that:

1.  I have reviewed this annual report on Form 20-F of Royal Standard Minerals Inc.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.  The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date:  July 26, 2011

\s\  Kimberly Koerner
Kimberly Koerner
Director

**Royal Standard Minerals Inc.**

---

## Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Roland M. Larsen, Chief Executive Officer of Royal Standard Minerals Inc. ("the Company"), certify that:

1.  the annual report on Form 20F of the Company for the fiscal year ending January 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2.  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

\s\ Roland M. Larsen
Roland M. Larsen
President & CEO
July 26, 2011

**Royal Standard Minerals Inc.**

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# Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Kimberly Koerner, Director of Royal Standard Minerals Inc. ("the Company"), certify that:

1.      the annual report on Form 20F of the Company for the fiscal year ending January 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2.      the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

\s\ Kimberly Koerner
Kimberly Koerner
Director
July 26, 2011